   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 2000

                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                             PENSON WORLDWIDE, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                           6211                          75-2896356
(State or other jurisdiction of    (Primary Standard Industrial           (I.R.S. Employer
 incorporation or organization)    Classification Code Number)         Identification Number)

                        1700 PACIFIC AVENUE, SUITE 1400
                              DALLAS, TEXAS 75201
                                 (214) 765-1100
    (Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)

                             ROGER J. ENGEMOEN, JR.
                             CHAIRMAN OF THE BOARD
                             PENSON WORLDWIDE, INC.
                        1700 PACIFIC AVENUE, SUITE 1400
                              DALLAS, TEXAS 75201
                                 (214) 765-1100
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   Copies to:

                THOMAS P. MASON                                    PAUL TOBIAS
             MICHELLE KWAN MONTOYA                      WILSON SONSINI GOODRICH & ROSATI,
        BROBECK, PHLEGER & HARRISON LLP                      PROFESSIONAL CORPORATION
        301 CONGRESS AVENUE, SUITE 1200                8911 CAPITAL OF TEXAS HIGHWAY NORTH
              AUSTIN, TEXAS 78701                            WESTECH 360, SUITE 3350
                 (512) 477-5495                                AUSTIN, TEXAS 78759
                                                                  (512) 338-5400

                             ---------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                             ---------------------
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                                   PROPOSED
                   TITLE OF EACH CLASS                        MAXIMUM AGGREGATE            AMOUNT OF
              OF SECURITIES TO BE REGISTERED                  OFFERING PRICE(1)         REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Common stock, $.01 par value..............................       $150,000,000               $39,600
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 AS AMENDED OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 2000

PROSPECTUS

                                            SHARES

                            [PENSON WORLDWIDE LOGO]
                                  COMMON STOCK
     THIS IS AN INITIAL PUBLIC OFFERING OF COMMON STOCK BY PENSON WORLDWIDE,
INC. WE ARE SELLING           SHARES OF COMMON STOCK. THE ESTIMATED INITIAL
PUBLIC OFFERING PRICE WILL BE BETWEEN $          AND $          PER SHARE.

--------------------------------------------------------------------------------

     PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK. WE HAVE APPLIED TO HAVE THE COMMON STOCK APPROVED FOR QUOTATION ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL PNSN.

--------------------------------------------------------------------------------

                                                              PER SHARE    TOTAL
                                                              ---------    -----
  Estimated initial public offering price...................  $           $
  Underwriting discounts and commissions....................  $           $
  Proceeds to Penson Worldwide, before expenses.............  $           $

     We have granted the underwriters an option for a period of 30 days to
purchase up to           additional shares of common stock.

--------------------------------------------------------------------------------

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.
--------------------------------------------------------------------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CHASE H&Q                                                     ROBERTSON STEPHENS
--------------------------------------------------------------------------------
                           U.S. BANCORP PIPER JAFFRAY
            , 2000

Artwork on the left-hand side of the inside front cover depicts graphic representations of stock traders connected to and interacting with their correspondent broker-dealer which in turn is connected to and interacting with Penson. The traders are represented by small caricatures of men working at computer terminals. The correspondent is represented by a building structure. Penson is depicted as a circular disk platform upon which sits items representing computer servers and stock certificates.

To the right-hand side of these graphics appears the following descriptive information:

     -      "Direct Access and Online Customers

         Direct access trading accounts for an estimated 15% of the Nasdaq National Market's trading volume.

     -      Correspondents

         Our client base consists primarily of broker-dealers that target direct access and online customers.

     -      Penson Worldwide

         We provide our correspondent broker-dealers and their customers with an array of services:

          -      Integrated trade execution

          -      Clearing and custody services

          -      Web-based account information

          -      Customized data processing

          -      Margin lending services

     -      Penson solutions enable our correspondent broker-dealers to:

          -      Focus on their core competencies

          -      Reduce transaction processing costs

          - Avoid complexity of developing, installing, operating and maintaining transaction processing hardware and software

          - Avoid capital requirements established by regulatory authorities associated with margin lending activities."

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    6
Forward-Looking Statements..................................   18
Use of Proceeds.............................................   19
Dividend Policy.............................................   19
Prior S Corporation Status..................................   20
Capitalization..............................................   21
Dilution....................................................   22
Selected Consolidated Financial Data........................   23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   25
Business....................................................   36
Management..................................................   50
Certain Transactions........................................   58
Principal Stockholders......................................   60
Description of Capital Stock................................   61
Shares Eligible for Future Sale.............................   65
Underwriting................................................   67
Legal Matters...............................................   69
Experts.....................................................   69
Where You Can Find More Information.........................   69
Index to Consolidated Financial Statements..................  F-1

     Unless otherwise indicated, all references in this prospectus to "Penson Worldwide," "Penson," "we," "us" and "our" refer to Penson Worldwide, Inc., a Delaware corporation, and our subsidiaries.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the information under "Risk Factors" beginning on page 6 and the financial statements beginning on page F-1, before making an investment decision.

                                PENSON WORLDWIDE

     We are a technology-focused provider of a broad range of securities clearing, margin lending and other related services to the brokerage industry, primarily to direct access and online broker-dealers. We provide our clients, which we refer to as our correspondents, with securities clearing services that include integrated trade execution, clearing and custody services, customer account maintenance and customized data processing services. We have made substantial investments in the development of customized data processing systems that we use to provide these "back-office" services to our correspondents on an efficient and cost-effective basis, reducing the need for our correspondents to make significant capital investments in a clearing infrastructure and allowing them to focus on the core competencies of their businesses. These systems also enable us to provide customized, timely transaction and account information to our correspondents and their customers.

     As a result of our clearing relationships with our correspondents, we have developed a significant margin lending business with our correspondents' customers. We also engage in securities lending activities as a means of financing our business and generating additional net interest income.

     According to International Data Corporation, or IDC, the number of online brokerage accounts in the United States increased to 12.7 million at the end of 1999, representing $875.3 billion in assets, from 3.5 million accounts at the end of 1997, representing $317.9 billion in assets, and is estimated to reach
28.3 million accounts at the end of 2004, representing $2,469.3 billion in assets. The average daily volume of securities traded on the Nasdaq National Market increased to 1.1 billion shares in 1999 from 401.6 million shares in 1995, representing an increase of 174%. The average daily volume of securities traded on the NYSE increased to 809.7 million shares in 1999 from 346.4 million shares in 1995, representing an increase of 134%. In addition, the dollar amount of margin loans made by all NYSE- and NASD-designated clearing firms has increased to $242.0 billion at December 31, 1999 from $76.7 billion at December 31, 1995, representing an increase of 216%.

     We believe that the growth in the direct access and online brokerage business, the increase in equity trading volumes and the increase in margin loan activity have resulted, and will continue to result, in an increased demand for our services. For instance, our quarterly clearing volume increased to approximately 8.9 million confirmed transactions for the quarter ended June 30, 2000 from approximately 3.9 million confirmed transactions for the quarter ended June 30, 1999, representing an increase of 128%. In addition, our margin loans outstanding increased to approximately $470.9 million at June 30, 2000 from approximately $229.3 million at June 30, 1999, representing an increase of 105%.

     Our goal is to be the leading provider of securities clearing and margin lending services to the direct access and online brokerage industry. To accomplish this goal, we are pursuing the following key strategies:

     -      Focus on high-volume direct access and online broker-dealers;

     -      Continue to be highly selective in the correspondents we serve;

     - Continue to invest in highly scalable, sophisticated clearing solutions;

     - Continue to provide timely, updated information to enhance and differentiate our service offerings;

     -      Expand our operations internationally;

     - Develop multi-currency clearing capabilities for international applications; and

     -      Invest in and develop our employees and our culture.

     Previously, we operated as Service Asset Holdings, Inc. In September 2000, Service Asset Holdings, Inc. effected a restructuring for the purpose of distributing its non-core operations to its shareholders in a tax-free distribution. The financial information in this prospectus with respect to our company and its consolidated subsidiaries excludes the results of operations and balance sheet information for the businesses and operations distributed to the shareholders of Service Asset Holdings, Inc.

     In September 2000, we changed our name and state of domicile by effectuating a merger between Service Asset Holdings, Inc. and Penson Worldwide, Inc., a newly formed Delaware corporation. In connection with the merger, each outstanding share of common stock of Service Asset Holdings, Inc. was converted into 675 shares of common stock of Penson Worldwide, Inc. All information contained in this prospectus takes into account the 675-for-1 exchange. Our principal offices are located at 1700 Pacific Avenue, Suite 1400, Dallas, Texas 75201, and our telephone number is (214) 765-1100. We maintain a Web site at www.penson.com. Information contained on this Web site does not constitute part of this prospectus and is not incorporated by reference in this prospectus.

                                  THE OFFERING

Common stock offered by Penson Worldwide..........       shares

Common stock to be outstanding after this
offering..........................................       shares

Use of proceeds...................................  We intend to use the net proceeds for working
                                                    capital, repayment of
                                                    existing indebtedness and
                                                    general corporate purposes.
                                                    See "Use of Proceeds."

Proposed Nasdaq National Market symbol............  PNSN

                             ---------------------

     This table is based on the number of shares outstanding as of June 30, 2000, and excludes:

     - 714,150 shares subject to options outstanding, at a weighted average exercise price of $1.05 per share; and

     - 5,872,500 shares of common stock authorized for issuance under our 2000 Stock Incentive Plan, of which 188,000 shares have been granted and 5,684,500 shares remain available for future grant.

                             ---------------------

     Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not elect to exercise their over-allotment option.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary consolidated financial data for our company. The data has been derived from our audited consolidated financial statements for the three years ended December 31, 1999 included elsewhere in this prospectus. The data for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1999 and 2000 have been derived from the unaudited financial statements for such periods, which financial statements, in the opinion of management, include all adjustments necessary to state fairly the data included therein in accordance with generally accepted accounting principles. Interim results are not necessarily indicative of financial results expected for the full fiscal year. You should read this information together with the financial statements and the notes to those statements appearing elsewhere in this prospectus and the information under "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                              PERIOD FROM
                              JULY 3, 1995                                                        SIX MONTHS ENDED
                             (INCEPTION) TO              YEAR ENDED DECEMBER 31,                      JUNE 30,
                              DECEMBER 31,    ----------------------------------------------   ----------------------
                                  1995          1996        1997        1998         1999        1999         2000
                             --------------   ---------   ---------   ---------   ----------   ---------   ----------
                                             (IN THOUSANDS, EXCEPT PER SHARE AND CORRESPONDENTS DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Total revenues.............     $ 1,093       $   7,834   $  14,753   $  17,256   $   36,596   $  14,593   $   32,525
Total expenses(1)..........         993           5,521      11,149      14,786       28,159      11,867       46,686
                                -------       ---------   ---------   ---------   ----------   ---------   ----------
Operating income (loss)....         100           2,313       3,604       2,470        8,437       2,726      (14,161)
Interest expense on notes
  payable..................        (152)           (434)       (822)       (947)      (1,490)       (559)      (1,378)
                                -------       ---------   ---------   ---------   ----------   ---------   ----------
Income (loss) from
  continuing operations
  before income taxes......         (52)          1,879       2,782       1,523        6,947       2,167      (15,539)
Provision for income
  taxes....................          (5)            618         995          --           --          --        3,547
                                -------       ---------   ---------   ---------   ----------   ---------   ----------
Income (loss) from
  continuing operations....         (47)          1,261       1,787       1,523        6,947       2,167      (19,085)
Income from discontinued
  operations, net of
  tax(2)...................          --              --          --         211        1,991         453        3,548
                                -------       ---------   ---------   ---------   ----------   ---------   ----------
Net income (loss)..........     $   (47)      $   1,261   $   1,787   $   1,734   $    8,938   $   2,620   $  (15,537)
                                =======       =========   =========   =========   ==========   =========   ==========
Pro forma information:
  Income (loss) from
    continuing
    operations.............     $   (47)      $   1,261   $   1,787   $   1,523   $    6,947   $   2,167   $  (19,085)
  Pro forma adjustment for
    income taxes...........          --              --          --        (533)      (2,431)       (758)          --
                                -------       ---------   ---------   ---------   ----------   ---------   ----------
  Pro forma income (loss)
    from continuing
    operations(3)..........     $   (47)      $   1,261   $   1,787   $     990   $    4,516   $   1,409   $  (19,085)
                                =======       =========   =========   =========   ==========   =========   ==========
Earnings (loss) per share--
  basic and diluted:
  Earnings (loss) per share
    from continuing
    operations.............     $ (0.00)      $    0.05   $    0.06   $    0.05   $     0.27   $    0.09   $    (0.68)
  Earnings (loss) per share
    from discontinued
    operations.............          --              --          --        0.01         0.08        0.01         0.12
                                -------       ---------   ---------   ---------   ----------   ---------   ----------
  Earnings (loss) per
    share..................     $ (0.00)      $    0.05   $    0.06   $    0.06   $     0.35   $    0.10   $    (0.56)
                                =======       =========   =========   =========   ==========   =========   ==========

                              PERIOD FROM
                              JULY 3, 1995                                                        SIX MONTHS ENDED
                             (INCEPTION) TO              YEAR ENDED DECEMBER 31,                      JUNE 30,
                              DECEMBER 31,    ----------------------------------------------   ----------------------
                                  1995          1996        1997        1998         1999        1999         2000
                             --------------   ---------   ---------   ---------   ----------   ---------   ----------
                                             (IN THOUSANDS, EXCEPT PER SHARE AND CORRESPONDENTS DATA)
  Pro forma earnings (loss)
    per share from
    continuing
    operations(3)..........     $ (0.00)      $    0.05   $    0.06   $    0.03   $     0.18   $    0.06   $    (0.68)
                                =======       =========   =========   =========   ==========   =========   ==========
Weighted average shares
  outstanding -- basic and
  diluted..................      26,729          26,806      27,720      28,629       25,728      25,048       27,958
SUPPLEMENTAL INFORMATION:
Number of correspondents...           8              16          39          52           70          63           79
Total transactions.........         199           1,559       3,934       6,234       16,607       6,541       17,339

                                                                 AS OF JUNE 30, 2000
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(4)
                                                              --------   --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  8,918
Total assets................................................   754,437
Notes payable...............................................    32,642
Total stockholders' equity..................................    18,675

---------------

(1) Total expenses for the six months ended June 30, 2000 includes $24.0 million of non-cash compensation expense related to the grant of options to key management personnel.

(2) Immediately prior to the effectiveness of this offering, we will discontinue our market making operations. Our decision to discontinue our market making operations was based on our belief that the volatility associated with earnings of the market making business would be detrimental to the performance of our stock in the public trading market.

(3) For the years ended December 31, 1998 and 1999, we elected to be treated as an S corporation for federal and state income tax purposes and, accordingly, our income was taxable directly to our shareholders. For all other periods presented, we elected to be treated as a C corporation. Pro forma income
    (loss) from continuing operations and pro forma earnings (loss) per share from continuing operations give effect to pro forma adjustments that reflect the estimated federal and state income taxes that would have been recorded if we had been a C corporation for the years ended December 31, 1998 and 1999. In addition, the information related to pro forma income (loss) from continuing operations and pro forma earnings (loss) per share from continuing operations excludes income from our discontinued market making operations.

(4) The as adjusted column in the balance sheet data reflects our sale of shares of common stock at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses that we will pay.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. If any of the circumstances described in these risk factors actually occur, our business, financial condition or results of operations could be materially adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

                 RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

OUR REVENUES MAY DECREASE DUE TO DECLINES IN TRADING VOLUME, MARKET PRICES OR LIQUIDITY OF SECURITIES MARKETS.

     We have recently experienced unprecedented stock value fluctuations, transaction volume and volatility in U.S. and foreign securities markets. Sudden sharp declines in market values of securities can result in:

     -      reduced trading activity;

     -      illiquid markets;

     -      declines in the market values of securities held in our inventory;

     - the failure of buyers and sellers of securities to fulfill their settlement obligations;

     -      reduced margin loan balances of customers; and

     -      increases in claims and litigation.

     The occurrence of any of these events would likely result in reduced revenues and decreased profitability from our clearing operations and margin lending activities.

GENERAL ECONOMIC AND POLITICAL CONDITIONS AND BROAD TRENDS IN BUSINESS AND FINANCE THAT ARE BEYOND OUR CONTROL MAY CONTRIBUTE TO REDUCED LEVELS OF ACTIVITY IN THE SECURITIES MARKETS, WHICH COULD RESULT IN LOWER REVENUES FROM OUR BUSINESS OPERATIONS.

     Trading volume, market prices and liquidity are affected by general national and international economic and political conditions and broad trends in business and finance that result in changes in volume and price levels of securities transactions. These factors include:

     -      economic, political and market conditions;

     -      the availability of short-term and long-term funding and capital;

     -      the level and volatility of interest rates;

     -      legislative and regulatory changes;

     -      currency values and inflation; and

     - national, state and local taxation levels affecting securities transactions.

     These factors are beyond our control and may contribute to reduced levels of activity in the securities markets. Any reduction in activity in the securities markets could result in lower revenues from our clearing operations and margin lending activities.

OUR QUARTERLY REVENUE AND OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS.

     Our quarterly revenue and operating results may fluctuate significantly in the future due to a number of factors, including:

     - changes in the proportion of clearing operations revenues and interest income;

     -      our lengthy sales and integration cycle with new correspondents;

     -      the gain or loss of business from a correspondent;

     -      reductions in per-transaction clearing fees;

     - changes in bad debt expense from margin lending as compared to historical levels;

     - changes in the rates we charge for margin loans and changes in the rates we pay for cash deposits we hold on behalf of our correspondents and their customers;

     - changes in the market price of securities and our ability to manage related risks;

     -      our ability to manage personnel, overhead and other expenses; and

     -      the amount and timing of capital expenditures.

     Our expense structure is based on historical expense levels and the expected levels of demand for our clearing and margin lending services. If demand for our services declines, we may be unable to adjust our cost structure on a timely basis in order to sustain our profitability.

     Due to the foregoing factors, period-to-period comparisons of our historical revenues and operating results are not necessarily meaningful, and you should not rely upon such comparisons as indicators of future performance. We also cannot assure you that we will be able to sustain the rates of revenue growth we have experienced in the past, improve our operating results or sustain our profitability on a quarterly basis.

ALL ASPECTS OF OUR BUSINESS ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION. IF WE FAIL TO COMPLY WITH THESE REGULATIONS, WE MAY BE SUBJECT TO DISCIPLINARY OR OTHER ACTION BY REGULATORY ORGANIZATIONS.

     The securities industry in the U.S. is subject to extensive regulation under both federal and state laws. In addition to these laws, we must comply with rules and regulations of the Securities and Exchange Commission, known as the SEC, the National Association of Securities Dealers, known as the NASD, various stock exchanges, state securities commissions and other regulatory bodies charged with safeguarding the integrity of the securities markets and other financial markets and protecting the interests of investors participating in these markets. Broker-dealers are subject to regulations covering all aspects of the securities business, including:

     -      sales methods;

     -      trade practices among broker-dealers;

     -      use and safekeeping of customers' funds and securities;

     -      capital structure;

     -      margin lending;

     -      record keeping;

     -      conduct of directors, officers and employees; and

     -      supervision of customer accounts.

     Our ability to comply with these regulations depends largely on the establishment and maintenance of an effective compliance system as well as our ability to attract and retain qualified compliance personnel. We could be subject to disciplinary or other actions due to claimed noncompliance with these regulations in the future. If a claim of noncompliance is made by a regulatory authority, the efforts of our management could be diverted to responding to such claim and we could be subject to a range of possible consequences, including the payment of fines and the suspension of one or more portions of our business. In addition, our mode of operation and profitability may be directly affected by:

     -      additional legislation;

     - changes in rules promulgated by the SEC, the NASD, the Board of Governors of the Federal Reserve System, the various stock exchanges or other self-regulatory organizations; or

     - changes in the interpretation or enforcement of existing laws and rules.

OUR EXPANSION INTO INTERNATIONAL MARKETS WILL SUBJECT US TO REGULATORY REQUIREMENTS WITH WHICH WE HAVE LIMITED EXPERIENCE AND TO ADDITIONAL RISKS INHERENT IN CONDUCTING BUSINESS IN INTERNATIONAL MARKETS.

     We have recently acquired Worldwide Settlements Limited, a company located in London, England, and have entered into a definitive merger agreement with ECE Electronic Clearing Inc., a company located in Montreal, Canada, in order to expand our operations into western Europe and Canada. The brokerage and clearing industries in these and other foreign countries into which we may expand our business are heavily regulated. The varying compliance requirements of these different regulatory jurisdictions and other factors may limit our ability to expand internationally. Since we have limited experience in operating our business internationally, we cannot assure you that we will be successful in obtaining the necessary regulatory approvals for any such expansion or, if such approvals are obtained, that we will be able to continue to comply with such regulations.

     In addition, there are other risks inherent in doing business in international markets, including:

     - unexpected changes in regulatory requirements, tariffs, export restrictions and other trade barriers;

     - less developed technological infrastructures, resulting in lower client acceptance of, or access to, electronic channels;

     - less developed automation in exchanges, depositories and national clearing systems;

     -      difficulties in staffing and supervising foreign operations;

     -      political instability;

     -      fluctuations in currency exchange rates; and

     - seasonal reductions in business activity during the summer months in Europe.

Any of the above could affect the profitability of our international operations or hinder our ability to expand internationally.

     The growth of the Internet as a means of conducting international business has raised many international legal issues regarding, among other things, the circumstances in which countries or other jurisdictions have the right to regulate Internet services that may be available to their citizens from service providers located elsewhere. In many cases, there are no laws, regulations, judicial decisions or governmental interpretations that clearly resolve these issues. This

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

uncertainty may adversely affect our ability to use the Internet to expand our international operations and creates the risk that we could be subject to disciplinary sanctions or other penalties for failure to comply with applicable laws or regulations.

IF WE FAIL TO ABIDE BY NET CAPITAL REQUIREMENTS IMPOSED ON BROKER-DEALERS, WE MAY BE SUBJECT TO SUSPENSION, REVOCATION OF REGISTRATION OR EXPULSION BY THE SEC, THE NASD OR NON-U.S. REGULATORY AUTHORITIES.

     The SEC, the NASD and various other regulatory agencies impose stringent rules with respect to the maintenance of specific levels of net capital by broker-dealers. Net capital is the net worth of a broker-dealer, less deductions for other types of assets including assets not readily convertible into cash and specified percentages of a broker-dealer's securities positions. If we fail to maintain the required net capital, we may be subject to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD, which, if not cured, could ultimately lead to our liquidation. If the net capital rules are changed or expanded, or if there is an unusually large charge against our net capital, we might be required to limit or discontinue our clearing and margin lending operations that require the intensive use of capital. Also, our ability to withdraw capital from our subsidiaries could be restricted, which in turn could limit our ability to pay dividends, repay debt at the parent company level and redeem or purchase shares of our outstanding stock, if necessary. A large operating loss or charge against net capital could impede our ability to expand or even maintain our present volume of business.

     Our U.K. subsidiary is subject to capital adequacy rules that require our subsidiary to maintain stockholders' equity and qualifying subordinated loans at specified minimum levels. If we fail to maintain the required capital, we may be subject to fine, suspension or revocation of our license with the SFA. If our license is suspended or revoked or if the capital adequacy requirements are changed or expanded, we may be required to discontinue our U.K. operations, which could result in diminished revenues.

     As a member of the Investment Dealers Association of Canada, or IDA, and a holder of permits with the Montreal Exchange, ECE is subject to the IDA and Montreal Exchange rules relating to the maintenance of capital. Specifically, to ensure that IDA members will be able to meet liabilities as they become due, the IDA requires its member broker-dealers, such as ECE, to periodically calculate their risk adjusted capital in accordance with a prescribed formula. If ECE fails to maintain the required risk adjusted capital, it may be subject to monetary sanctions, suspensions or other sanctions, including expulsion as a member. If ECE is sanctioned or expelled or if the risk adjusted capital requirements are changed or expanded, ECE may be required to discontinue operations in Canada, which could result in diminished revenues.

AS THE OPERATIONS OF OUR CORRESPONDENTS GROW, OUR EXISTING CORRESPONDENTS MAY CHOOSE TO PERFORM THEIR OWN CLEARING SERVICES.

     We market our clearing services to our existing correspondents on the strength of our ability to process transactions and perform related back-office functions at a lower cost than the correspondents could perform these functions themselves. As our correspondents' operations grow, they often consider the option of performing clearing functions themselves, in a process referred to in the securities industry as "self-clearing." As the transaction volume of a broker-dealer grows, the cost of implementing the necessary infrastructure for self-clearing may be eventually offset by the elimination of per-transaction processing fees that would otherwise be paid to a clearing firm. Additionally, performing their own clearing services allows self-clearing correspondents to retain their customers' free credit balances and securities for use in margin lending activities. As an example, A.B. Watley, Inc., one of our largest correspondents, recently notified us that it intends to start self-clearing. In addition, another one of our largest correspondents, CyBerBroker, Inc., was acquired by The Charles Schwab Company in March 2000. While our contract with CyBerBroker does not expire until 2002, CyBerBroker may
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

terminate its contract with us in order to begin self-clearing upon 45 days notice. Other major correspondents have similar provisions in their agreements with us. Accordingly, we cannot assure you that we will be able to retain our correspondents who consider the implementation of self-clearing operations or that the loss of those customers will not substantially reduce our revenues and profitability.

IF WE ARE UNABLE TO RESPOND TO THE DEMANDS OF OUR EXISTING AND NEW CORRESPONDENTS, OUR ABILITY TO REACH OUR REVENUE GOALS OR MAINTAIN OUR PROFITABILITY COULD BE DIMINISHED.

     Our correspondents' demand for our services is influenced by:

     -      rapid technological change;

     -      changing demands of their customers; and

     -      evolving industry standards.

Our future success will depend, in part, on our ability to respond to our correspondents' demands for new services, products and technologies on a timely and cost-effective basis, to adapt to technological advancements and changing standards and to address the increasingly sophisticated requirements of our correspondents.

     We depend on a limited number of correspondents for a significant portion of our clearing revenues. Consequently, the loss of even a small number of these correspondents at any one time could cause our revenues to decline substantially. Three correspondents, CyBerBroker, A.B. Watley and Mt. Pleasant Brokerage Services, LLP, each accounted for more than 10% of our total revenues for the year ended December 31, 1999. CyBerBroker also accounted for more than 10% of our total revenues for the six months ended June 30, 2000. In addition, for the year ended December 31, 1999 and the six months ended June 30, 2000, our five largest correspondents accounted for 49% and 43%, respectively, of our net revenues from clearing operations. Any failure on our part to anticipate or respond adequately to technological advancements, correspondent requirements or changing industry standards, or any significant delays in the development, introduction or availability of new services, products or enhancements could hinder our ability to market our services to new correspondents or respond to the changing requirements of our current correspondents.

WE RELY, IN PART, ON OTHERS TO PROVIDE AND SUPPORT THE SOFTWARE AND SYSTEMS WE USE TO PROVIDE OUR SERVICES.

     We have contracted with SunGard Financial Systems to provide a major portion of the software and systems necessary for our execution and clearing services. Our current agreement with SunGard has an expiration date of May 1, 2002 and can be terminated by SunGard upon 10 to 30 days notice in the event that we breach the agreement. In the past, we have experienced occasional hardware and software outages with SunGard. Any major interruption in our ability to process our transactions through SunGard would impact our growth. We also license many additional generally available software packages in support of our customer development. Failures in any of these applications would harm our business operations.

     We rely on SunGard and other third parties to enhance their current products, develop new products on a timely and cost-effective basis, and respond to emerging industry standards and other technological changes. If, in the future, enhancements or upgrades of third-party software and systems cannot be integrated with our technologies or if the technologies on which we rely fail to respond to industry standards or technological changes, we may be required to redesign our proprietary systems. Software products may contain defects or errors, especially when first introduced or when new versions or enhancements are released. The inability of third parties to supply us with software or systems on a reliable, timely basis could harm relationships with our correspondents and our ability to achieve our projected level of growth.

OUR CLEARING OPERATIONS COULD EXPOSE US TO LEGAL LIABILITY FOR ERRORS IN PERFORMING CLEARING FUNCTIONS AND IMPROPER ACTIVITIES OF OUR CORRESPONDENTS.

     Any intentional failure or negligence in properly performing our clearing functions or any mishandling of funds and securities held by us on behalf of our correspondents and their customers could lead to civil penalties imposed by applicable authorities as well as actions in tort brought by parties who are financially harmed by those failures or mishandlings. Any litigation that arises as a result of our clearing operations could harm our reputation and cause us to incur substantial expenses associated with litigation and damage awards that could exceed our liability insurance by unknown but significant amounts.

     In the past, clearing firms in the U.S. have been held liable for aiding and abetting, and even causing, the improper activities of their correspondents. We cannot assure you that our procedures will be sufficient to protect us from liability for the acts of our correspondents under current laws and regulations or that securities industry regulators will not enact more restrictive laws or regulations or change their interpretations of current laws and regulations. If we fail to implement proper procedures or fail to adapt our existing procedures to new or more restrictive regulations, we may be subject to liability that could result in substantial costs to us and distract our management from our business.

OUR MARGIN LENDING BUSINESS IS SUBJECT TO THE RISK THAT THE VALUE OF THE COLLATERAL WE HOLD COULD FALL BELOW THE AMOUNT OF A CUSTOMER'S INDEBTEDNESS.

     We provide margin loans to investors; therefore, we are subject to risks inherent in extending credit, including the risk that the value of the collateral we hold could fall below the amount of a customer's indebtedness. This risk is especially great when the market is rapidly declining. Agreements with our margin account customers permit us to liquidate the customers' securities with or without prior notice in the event that the amount of margin collateral becomes insufficient. Despite those agreements, we may be unable to liquidate the customers' securities for various reasons including the fact that:

     -      the pledged securities may not be actively traded;

     -      there may be an undue concentration of securities pledged; or

     -      a stop order may be issued with regard to pledged securities.

If we are unable to liquidate a customer's securities when the margin collateral becomes insufficient, the profitability of our business will suffer.

CHANGES IN INTEREST RATES COULD NEGATIVELY IMPACT THE PROFITABILITY OF OUR MARGIN LENDING BUSINESS.

     The profitability of our margin lending activities depends to a great extent on the differences between interest income earned on loans and investments and the interest expense paid on deposits and other borrowings. These rates are highly sensitive to factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. For example, increases in the federal funds rate by the Board of Governors of the Federal Reserve System usually lead to rising interest rates, which affect our profitability. Interest rates in Canada and Europe are also subject to fluctuations based on governmental and economic factors and these fluctuations could affect our profitability. The nature, timing and effect of any future changes in federal monetary and fiscal policies on our company and our operating results are not predictable. From time to time, maturities of assets and liabilities are not balanced, and a rapid increase or decrease in interest rates could harm the profitability of our margin lending activities.

IF OUR OPERATIONAL SYSTEMS AND INFRASTRUCTURE FAIL TO KEEP PACE WITH OUR ANTICIPATED GROWTH, WE MAY EXPERIENCE OPERATING INEFFICIENCIES, CLIENT DISSATISFACTION AND LOST REVENUE OPPORTUNITIES.

     We have experienced significant growth in our client base, business activities and the number of our employees. The growth of our business and expansion of our client base has placed, and will continue to place, a significant strain on our management and operations. We believe that our current and anticipated future growth will require the implementation of new and enhanced communications and information systems, the training of personnel to operate these systems and the expansion and upgrade of core technologies. While many of our systems are designed to accommodate additional growth without redesign or replacement, we may nevertheless need to make significant investments in additional hardware and software to accommodate growth. In addition, we cannot assure you that we will be able to accurately predict the timing or rate of this growth or expand and upgrade our systems and infrastructure on a timely basis.

     In addition, the scope of procedures for assuring compliance with applicable rules and regulations has changed as the size and complexity of our business has increased. We have implemented and continue to implement formal compliance procedures to respond to these changes and the impact of our growth. Our future operating results will depend on our ability:

     - to improve our systems for operations, financial controls, and communication and information management;

     - to refine our compliance procedures and enhance our compliance oversight; and

     -      to recruit, train, manage and retain our employees.

     Our growth has required and will continue to require increased investments in management personnel and systems, financial systems and controls and office facilities. In the absence of continued revenue growth, the costs associated with these investments would cause our operating margins to decline from current levels. We cannot assure you that we will be able to manage or continue to manage our recent or future growth successfully. If we fail to manage our growth, we may experience operating inefficiencies, dissatisfaction among our correspondent base and lost revenue opportunities.

WE FACE SUBSTANTIAL COMPETITION FROM OTHER SECURITIES CLEARING FIRMS, MANY OF WHOM HAVE SIGNIFICANTLY GREATER FINANCIAL, TECHNICAL AND MARKETING RESOURCES THAN WE POSSESS.

     The market for securities clearing and margin lending services is rapidly evolving and highly competitive. We compete with many firms that provide clearing services to the securities industry. A number of our competitors have significantly greater financial, technical, marketing and other resources than we possess. Some of our competitors also offer a wider range of services and financial products than we do and have greater name recognition and more extensive client bases than ours. These competitors may be able to respond more quickly to new or changing opportunities, technologies and client requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to clients and adopt more aggressive pricing policies than ours.

     Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. We expect that new competitors or alliances among competitors will emerge and may acquire significant market share. Increased competition could result in price reductions, decreased profitability or loss of market share. The introduction of competing services or products incorporating new technologies could render some of our services obsolete or unmarketable. There can be no assurances that we will be able to compete effectively with current or future competitors.

ANY SLOWDOWN OR FAILURE OF OUR COMPUTER SYSTEMS COULD SUBJECT US TO LIABILITY FOR LOSSES SUFFERED BY OUR CORRESPONDENTS OR THEIR CUSTOMERS.

     Our services depend on our ability to store, retrieve, process and manage significant databases, and to receive and process trade orders through a variety of electronic media. Our principal computer equipment and software systems are maintained at our corporate headquarters in Dallas, Texas. Our systems or any other systems in the trading process could slow down significantly or fail for a variety of reasons, including:

     - undetected errors in our internal software programs or computer systems;

     - our inability to effectively resolve any errors in our internal software programs or computer systems once they are detected;

     -      heavy stress placed on our systems during peak trading times; or

     - power or telecommunications failure, fire, tornado or any other natural disaster.

     While we frequently monitor system loads and performance and frequently implement system upgrades to handle predicted increases in trading volume and volatility, we cannot assure you that we will be able to accurately predict future volume increases or volatility or that our systems will be able to accommodate these volume increases or volatility without failure or degradation. Any significant degradation or failure of our computer systems or any other systems in the clearing or trading processes could cause the customers of our correspondents to suffer delays in the execution of their trades. These delays could cause substantial losses for our correspondents or their customers and could subject us to claims from our correspondents or their customers for losses, including litigation claiming fraud or negligence, damage our reputation, increase our service costs, cause us to lose revenues or divert our technical resources. Although we attempt to ensure that our systems are redundant and are in the process of building a backup computer facility, we cannot assure you that this will protect us in the event of significant system failures.

PROBLEMS WITH THE PERFORMANCE AND RELIABILITY OF THE INTERNET INFRASTRUCTURE COULD DISRUPT OUR OPERATIONS AS WELL AS THE OPERATIONS OF OUR CORRESPONDENTS.

     We depend on the Internet infrastructure in the conduct of our clearing operations. Continued development of the Internet infrastructure will require a reliable network backbone with necessary speed, data capacity and security. The success of the Internet will depend on government regulation and the ability of Internet users to develop and adopt new standards and protocols to handle increased levels of activity. Currently, there are regular failures of the Internet infrastructure, including outages and delays. The frequency of these failures may increase in the future. These failures could cause interruptions in our operations. If Internet usage grows, the Internet infrastructure may be unable to support the demands placed on it by this growth, and its performance and reliability may decline, which could adversely affect our ability to sustain revenue growth.

     Additionally, we depend on the business we receive from a number of other broker-dealers who increasingly rely on the Internet to conduct transactions with their customers. The need for our services and products depends on whether the customers of these broker-dealers are willing to adopt the Internet as a medium for commerce and communication. There has been a significant growth in the use of the Internet as a means of trading securities. However, customer concerns, including security, reliability, cost, ease of use, accessibility and quality of service, may negatively affect the growth of Internet use for securities trading activities. If the number of transactions generated over the Internet does not continue to increase, the growth in the number of securities transactions that we process may be reduced and, as a result, our growth in revenues may slow or even decline.

IF WE ARE UNABLE TO SELECT CORRESPONDENTS WITH ADEQUATE GROWTH POTENTIAL, EFFECTIVE MANAGEMENT OR PROFITABLE OPERATIONS, WE MAY NOT ACHIEVE OUR DESIRED PROFITABILITY.

     Many broker-dealers operating as online trading or direct access trading firms fail to realize their anticipated growth potential due to inadequate management or the inability to attract an adequate client base. Additionally, some broker-dealers fail to implement or maintain operating procedures that ensure regulatory compliance and minimize the risk of costly litigation. Our success depends on our ability to acquire and maintain long-term business relationships with stable, profitable correspondents. As a result, we must be selective in choosing the correspondents with which we enter into business relationships. Failure to select profitable, well managed correspondents could diminish our ability to achieve our desired profitability.

WE MAY BE UNABLE TO SUCCESSFULLY INTEGRATE THE OPERATIONS OF OUR RECENT ACQUISITION OF WORLDWIDE SETTLEMENTS LIMITED OR OUR PENDING ACQUISITION OF ECE ELECTRONIC CLEARING INC. OR ACHIEVE THE BENEFITS EXPECTED FROM THESE ACQUISITIONS.

     Our recent acquisition of Worldwide Settlements Limited, which was completed in April 2000, and our pending acquisition of ECE Electronic Clearing Inc., which is scheduled for completion in September 2000, will require integrating the business and operations of the acquired entities with our company. Integrating operations of two ongoing businesses may be difficult, especially when they are located in two different countries. We may be unable to successfully assimilate the personnel, operations and clients of Penson Worldwide Settlements or ECE into our business. Additionally, we may fail to achieve the anticipated synergies from our acquisition of these companies. The integration process may further strain our existing financial and managerial controls and reporting systems and procedures, which may result in the diversion of management and financial resources from our business strategy. We cannot assure you that either Penson Worldwide Settlements or ECE will achieve acceptable levels of revenue and profitability or otherwise perform as expected, or that we will be able to retain their key employees. We have recently filed an application with the Securities and Futures Authority, referred to as the SFA, to expand the scope of business of Penson Worldwide Settlements into Model B clearing activities. We do not have experience in dealing with non-U.S. regulatory bodies. Failure to properly manage this transition in the U.K. could negatively impact our operations there. Finally, we are not experienced in managing international operations. Difficulties we encounter in integrating the operations of these acquisitions could disrupt our ongoing business, distract our management and employees, increase our expenses and reduce our profitability.

WE MAY FACE RISKS ASSOCIATED WITH POTENTIAL FUTURE ACQUISITIONS.

     In the future, we may acquire additional corporations or technologies. We cannot assure you that we will be able to successfully integrate future acquisitions, which potentially involve the following risks:

     - diversion of management's time and attention to the negotiation of the acquisitions;

     - difficulties in assimilating acquired businesses, technologies, operations and personnel;

     - the need to modify financial and other systems and to add management resources;

     -      assumption of unknown liabilities of the acquired businesses;

     - unforeseen difficulties in the acquired operations and disruption of our ongoing business;

     - dilution to our existing stockholders due to the issuance of equity securities;

     - possible adverse short-term effects on our cash flows or operating results; and

     - financial reporting effects of the amortization of goodwill and other intangible assets.

OUR PRODUCTS AND SERVICES, AND THE PRODUCTS AND SERVICES PROVIDED TO US BY THIRD PARTIES, MAY INFRINGE UPON INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES, AND ANY INFRINGEMENT CLAIMS COULD REQUIRE US TO INCUR SUBSTANTIAL COSTS, DISTRACT OUR MANAGEMENT OR PREVENT US FROM CONDUCTING OUR BUSINESS.

     Although we attempt to avoid infringing upon known proprietary rights of third parties, we are subject to the risk of claims alleging infringement of third-party proprietary rights. If we infringe upon the rights of third parties, we may be unable to obtain licenses to use those rights on commercially reasonable terms. Additionally, third parties that provide us with products and services that are integral to the conduct of our business may be subject to similar allegations, which could prevent them from providing these products and services. In either of these events, we would need to undertake substantial reengineering to continue offering our services and may not be successful. In addition, any claim of infringement could cause us to incur substantial costs defending the claim, even if the claim is invalid, and could distract our management from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from conducting our business.

OUR ABILITY TO SELL OUR SERVICES AND GROW OUR BUSINESS COULD BE SIGNIFICANTLY IMPAIRED IF OUR MANAGEMENT TEAM IS UNABLE TO WORK TOGETHER EFFECTIVELY OR IF WE LOSE THE SERVICES OF KEY PERSONNEL.

     Our business is highly dependent on a small number of key executive officers, principally Roger J. Engemoen, Jr., Daniel P. Son and Philip A. Pendergraft. We have entered into compensation agreements with various personnel, but we do not have employment agreements with any of our employees. The loss of the services of any of the key personnel or the inability to identify, hire, train and retain other qualified personnel in the future could harm our business. Competition for key personnel and other highly qualified technical and managerial personnel in the broker-dealer business is intense, and we cannot assure you that we would be able to recruit management personnel to replace these individuals in a timely manner, or at all, on acceptable terms.

IF OUR CUSTOMERS' ACCOUNT INFORMATION IS MISAPPROPRIATED, WE MAY BE HELD LIABLE OR SUFFER HARM TO OUR REPUTATION.

     We rely on encryption and authentication technology to effect secure transmissions of confidential information over computer systems and the Internet. If third parties were able to penetrate our network security or otherwise misappropriate customers' personal or account information, we could be subject to liability arising from claims related to impersonation or similar fraud claims or other misuse of personal information, as well as suffer harm to our reputation. We cannot assure you that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the technology we use to protect customers' transactions and account data. Internet security concerns have been a barrier to the acceptance of online trading, and any well-publicized compromise of security could hinder the growth of the online brokerage industry. We may incur significant costs to protect against the threat of network or Internet security breaches or to alleviate problems caused by such breaches.
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

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US, EVEN IF DOING SO WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

     Some provisions of our certificate of incorporation and bylaws, as well as some provisions of Delaware law and control by existing stockholders, may discourage, delay or prevent third parties from acquiring us, even if doing so would be beneficial to our stockholders. See "Description of Capital
Stock -- Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws" for information regarding when and how these provisions apply.

                         RISKS RELATED TO THIS OFFERING

THERE HAS BEEN NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK, AND WE EXPECT ITS PRICE TO BE VOLATILE. YOU MAY BE UNABLE TO SELL YOUR STOCK AT OR ABOVE THE PRICE YOU PAID IF AN ACTIVE PUBLIC MARKET DOES NOT DEVELOP FOR OUR COMMON STOCK.

     Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active public market for our common stock will develop or be sustained after this offering. The initial public offering price of our common stock will be determined by negotiation among our management and the representatives of the several underwriters. As a result, the initial public offering price of our common stock may not be indicative of the market price of our common stock that will prevail in the trading market. The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to:

     - reductions in market prices or volume, which are particularly common among securities of technology companies;

     -      changes in securities or other government regulations;

     -      quarterly variations in operating results;

     - our technological capabilities to accommodate any future growth in our operations or clients;

     - announcements of technological innovations, new products, services, significant contracts, acquisitions or joint ventures by us or our competitors; and

     - changes in financial estimates and recommendations by securities analysts or our failure to meet or exceed analyst estimates.

As a result, you may be unable to sell your stock at or above the price you paid for it.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY CLASS ACTION LITIGATION DUE TO STOCK PRICE VOLATILITY.

     In the past, securities class action suits have been filed following periods of market volatility in the price of a company's securities. We may in the future be the target of similar litigation. If a securities class action suit was instituted, we would incur substantial costs and a diversion of management attention and resources to defend ourselves regardless of the merit of the underlying claim.

OUR MANAGEMENT HAS BROAD DISCRETION IN USING THE PROCEEDS FROM THIS OFFERING, AND THE PROCEEDS MIGHT NOT BE USED IN WAYS THAT INCREASE OUR OPERATING RESULTS OR MARKET VALUE.

     We estimate the net proceeds from this offering will be approximately
$     million, after deducting estimated expenses of the offering. Our management will have broad discretion in how we use the net proceeds of this offering, including uses that do not increase our operating results or market value. We currently expect to use these proceeds for retirement of debt, the satisfaction of regulatory capital requirements and general corporate purposes, including capital expenditures and working capital. We also may use a portion of the net proceeds for the future acquisition of companies, technologies or services that complement our business, or for strategic alliances with, or investments in, companies that provide complementary products and services. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. See "Use of Proceeds."

OUR STOCKHOLDERS COULD BE HARMED IF OUR MANAGEMENT AND LARGER STOCKHOLDERS USE THEIR INFLUENCE IN A MANNER ADVERSE TO OTHER STOCKHOLDERS' INTERESTS.

     Upon completion of this offering, our executive officers, directors and 5%
stockholders will beneficially own, in the aggregate, approximately   % of our
outstanding common stock. As a result, these stockholders will have the ability to control all fundamental matters affecting us, including the election of the majority of the board of directors and approval of significant corporate transactions. This concentration of ownership may also delay or prevent a change in our control even if beneficial to you as a stockholder. These stockholders may use their influence to approve or take actions that are adverse to your interests. See "Principal Stockholders."

NEW INVESTORS WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION IN THE TANGIBLE NET BOOK VALUE OF THEIR SHARES.

     We expect that the initial public offering price of our common stock will significantly exceed the net tangible book value of our common stock. The net tangible book value of one share of our common stock purchased at the assumed
initial public offering price of $     per share was only $0.68 based on
weighted average shares outstanding as of June 30, 2000. As a result, investors
purchasing common stock in this offering will incur dilution of $     per share.
In addition, we have issued options to acquire common stock at prices significantly below the assumed initial public offering price, the exercise of which will likely result in additional dilution when and if they are exercised.

AUTHORIZED BUT UNISSUED SHARES ELIGIBLE FOR PUBLIC SALE AFTER THIS OFFERING COULD ADVERSELY AFFECT OUR STOCK PRICE.

     Sales of a substantial number of shares of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price for our common stock. Upon completion of this offering, our
existing stockholders will hold 28,657,800 shares, representing   % of the total
outstanding shares of our common stock. A decision by these stockholders to sell shares of common stock could adversely affect the market price for our common
stock. After this offering, we will have an aggregate of      shares of common
stock authorized but unissued and not reserved for specific purposes. All of these shares may be issued without any action or approval by our stockholders.
Upon completion of this offering we will have      shares of common stock
outstanding, and all shares sold in this offering will be freely tradeable. All remaining shares of our outstanding common stock are subject to lock-up agreements with our underwriters. These lock-up agreements restrict transfers of such shares without the written consent of the underwriters until 180 days after the date of this prospectus. After this 180-day period expires, 28,657,800 shares of our common stock will be eligible for sale pursuant to Rule 144 under the Securities Act of 1933. Such shares are subject to the lock-up agreements described above. In addition, 5,872,500 shares of our common stock have been reserved for issuance under our 2000 Stock Incentive Plan, of which 188,000 shares are issuable upon exercise of options outstanding at the date of this prospectus, including options to purchase 188,000 shares exercisable as of the date of this prospectus or that will become exercisable within 60 days after the date of this prospectus. An additional 776,250 shares will be available for future purchase by our employees pursuant to our 2000 Employee Stock Purchase Plan. We intend to register on Form S-8 under the Securities Act of 1933 a total of approximately

6,460,750 shares of common stock reserved for issuance under the stock option and employee stock purchase plans.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology, including "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "intend," "project," "seek," "predict," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the      shares of
common stock offered by us will be approximately $     million, based on an
assumed initial public offering price of $     per share and after deducting
estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise the over-allotment option in full,
we estimate that our net proceeds will be $     , after deducting the estimated
discounts, commissions and expenses.

     We intend to use the net proceeds from this offering to:

     - repay $42.3 million worth of indebtedness under various bank and promissory notes whose terms range from 6 months to 7 years with a weighted average interest rate of 9.6% as of August 15, 2000. Of this amount, $25.0 million was incurred in March 2000 for working capital and the repayment of outstanding promissory notes to Bank One. An additional $10.0 million was incurred in July 2000 for working capital; and

     - fund our working capital needs and for other general corporate purposes, including the satisfaction of net capital requirements as we increase our loans to customers.

     We may also use a portion of the net proceeds for acquisitions of businesses, products and technologies or the establishment of joint ventures that are complementary to our business. Although we have not identified any specific businesses, products or technologies that we may acquire, and there are no current agreements or understandings with respect to any such transactions, we do from time to time evaluate such opportunities. The amounts actually used for working capital purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and the other factors described under "Risk Factors." Accordingly, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending these uses, we will invest the net proceeds of this offering in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     As an S corporation, we made cash distributions to our stockholders from time to time. For the years ended December 31, 1999 and 1998, we elected to be treated as an S corporation for federal and state income tax purposes and, accordingly, we were not subject to taxation for federal income taxes and, instead, our shareholders were subject to federal income taxation based on our income. We have made distributions of cash to our shareholders in an aggregate amount of $4.9 million in large part to enable our shareholders to pay their income tax liability relating to our taxable income for 1999 and 1998. We also made a cash distribution to our shareholders of approximately $1.7 million in August 2000. In addition, we have had two transactions that were deemed to be distributions for accounting purposes, although no cash distributions to our shareholders were made in either case. One of these transactions occurred in 1998 and resulted in a deemed distribution of approximately $0.5 million. The other transaction occurred in 2000 in connection with our conversion from an S corporation to a C corporation and resulted in a deemed net distribution of approximately $8.2 million. We currently intend to retain any earnings to develop and expand our business and do not anticipate paying cash dividends in the foreseeable future. Any future determination with respect to the payment of dividends will be at the discretion of our board of directors and will depend upon, among other things, our operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and other factors our board of directors deems relevant.

                           PRIOR S CORPORATION STATUS

     For the period January 1, 1998 through December 31, 1999, we elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state laws. Accordingly, no provision was made for federal or state income taxes during 1998 or 1999. Our S corporation status was terminated effective January 1, 2000, after which time we have been required to pay federal and certain state income taxes as a C corporation. While we believe that we were a valid S corporation, we cannot assure you that the Internal Revenue Service or any other taxing authority will not challenge such status. If any taxing authority were to do so and prevail, we could be liable for substantial additional income taxes, interest and penalties.

                                 CAPITALIZATION

     The following table summarizes our capitalization as of June 30, 2000 on an actual basis and on a pro forma as adjusted basis to reflect our sale of
shares of common stock at an assumed initial public offering price of $     per
share, after deducting estimated underwriting discounts and commissions and estimated offering expenses that we will pay.

     You should read this table together with our financial statements and related notes appearing elsewhere in this prospectus.

                                                                  JUNE 30, 2000
                                                              ----------------------
                                                                          PRO FORMA
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $  8,918    $
                                                              --------    --------
Short-term debt.............................................    69,275
                                                              --------    --------
Notes payable...............................................    32,642
Stockholders' equity:
  Common stock, $0.01 par value; 65,000,000 shares
     authorized, 29,564,325 issued and 28,657,800 shares
     outstanding at June 30, 2000,        shares outstanding
     pro forma as adjusted..................................       296
  Preferred stock, $.01 par value, 10,000,000 shares
     authorized, none issued or outstanding.................                    --
  Additional paid-in capital................................    26,671
  Options outstanding.......................................     7,486
  Treasury stock............................................      (241)
  Accumulated deficit.......................................   (15,537)
                                                              --------    --------
          Total stockholders' equity........................    18,675
                                                              --------    --------
          Total capitalization..............................  $ 51,317    $
                                                              ========    ========

---------------

This table excludes:

     - 714,150 shares subject to options outstanding, exercisable at 125% of the net book value per share on the date of exercise; and

     - 5,872,500 shares of common stock authorized for issuance under our 2000 Stock Incentive Plan, of which 188,000 shares have been granted and 5,684,500 shares remain available for future grant.

                                    DILUTION

     Our net tangible book value as of June 30, 2000 was approximately $18,674,996, or $0.68 per share of common stock. Net tangible book value per share is determined by dividing the amount of our total tangible assets less our total liabilities by the weighted average number of shares of common stock
outstanding. After giving effect to our sale of        shares of common stock at
an assumed initial public offering price of $     per share and after deducting
estimated underwriting discounts and commissions and estimated offering expenses that we will pay, our net tangible book value as adjusted as of June 30, 2000
would have been $     million, or $     per share. This amount represents an
immediate increase in net tangible book value to our existing stockholders of
$     per share and an immediate dilution to new investors of $     per share.
The following table illustrates this per share dilution:

Assumed initial public offering price per share.............          $
  Net tangible book value per share as of June 30, 2000.....  $0.68
  Increase per share attributable to new investors..........
                                                              -----
Net tangible book value as adjusted per share after this
  offering..................................................
                                                                      -------
Dilution per share to new investors.........................          $
                                                                      =======

     If the underwriters exercise their option to purchase additional shares in this offering in full, our net tangible book value as adjusted at June 30, 2000
would have been $     million, or $     per share, representing an immediate
increase in net tangible book value to our existing stockholders of $     per
share and an immediate dilution to new investors of $     per share.

                                               SHARES PURCHASED   TOTAL CONSIDERATION
                                               ----------------   --------------------   AVERAGE PRICE
                                               NUMBER   PERCENT    AMOUNT     PERCENT      PER SHARE
                                               ------   -------   ---------   --------   -------------
Existing stockholders........................                 %   $                 %      $
New investors................................                 %                     %
                                               ------    -----    --------     -----
          Totals.............................            100.0%   $            100.0%
                                               ======    =====    ========     =====

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 from our financial statements audited by Ernst & Young LLP, which appear elsewhere in this prospectus. We have prepared our unaudited statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 on the same basis as our audited financial statements. In the opinion of our management, our unaudited financial statements include all adjustments necessary for a fair presentation of the information in those statements. Our historical results are not necessarily indicative of operating results to be expected in the future.

                                     PERIOD FROM
                                     JULY 3, 1995
                                     (INCEPTION)                                                             SIX MONTHS ENDED
                                          TO                     YEAR ENDED DECEMBER 31,                         JUNE 30,
                                     DECEMBER 31,   --------------------------------------------------   ------------------------
                                         1995          1996         1997         1998         1999          1999         2000
                                     ------------   ----------   ----------   ----------   -----------   ----------   -----------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AND CORRESPONDENTS DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Revenues:
  Net revenues from clearing
    operations.....................    $    928     $    6,616   $   12,743   $   13,817   $    27,123   $   11,266   $    23,164
  Interest, net....................         165          1,218        2,010        3,439         9,473        3,327         9,361
                                       --------     ----------   ----------   ----------   -----------   ----------   -----------
        Total revenues.............       1,093          7,834       14,753       17,256        36,596       14,593        32,525
Expenses:
  Employee compensation and
    benefits.......................         362          1,519        3,817        3,550        10,127        3,499         7,563
  Floor brokerage, exchange and
    clearance fees.................         127            570        1,516        3,882         5,631        3,136         4,377
  Communications and data
    processing.....................         259          2,428        4,106        4,558         7,980        3,260         6,683
  Occupancy and equipment..........          59            268          782        1,515         2,166        1,024         1,466
  Other expenses...................         186            736          928        1,281         2,255          948         2,597
  Non-cash employee stock option
    awards(1)......................          --             --           --           --            --           --        24,000
                                       --------     ----------   ----------   ----------   -----------   ----------   -----------
        Total expenses.............         993          5,521       11,149       14,786        28,159       11,867        46,686
                                       --------     ----------   ----------   ----------   -----------   ----------   -----------
Operating income (loss)............         100          2,313        3,604        2,470         8,437        2,726       (14,161)
  Interest expense on notes
    payable........................        (152)          (434)        (822)        (947)       (1,490)        (559)       (1,378)
                                       --------     ----------   ----------   ----------   -----------   ----------   -----------
Income (loss) from continuing
  operations before income taxes...         (52)         1,879        2,782        1,523         6,947        2,167       (15,539)
Provision for income taxes.........          (5)           618          995           --            --           --         3,547
                                       --------     ----------   ----------   ----------   -----------   ----------   -----------
Income (loss) from continuing
  operations.......................         (47)         1,261        1,787        1,523         6,947        2,167       (19,085)
Income from discontinued
  operations, net of tax(2)........          --             --           --          211         1,991          453         3,548
                                       --------     ----------   ----------   ----------   -----------   ----------   -----------
Net income (loss)..................    $    (47)    $    1,261   $    1,787        1,734   $     8,938   $    2,620   $   (15,537)
                                       ========     ==========   ==========   ==========   ===========   ==========   ===========
Pro forma information:
  Income (loss) from continuing
    operations.....................    $    (47)    $    1,261   $    1,787   $    1,523   $     6,947   $    2,167   $   (19,085)
  Pro forma adjustment for income
    taxes..........................          --             --           --         (533)       (2,431)        (758)           --
                                       --------     ----------   ----------   ----------   -----------   ----------   -----------
  Pro forma income (loss) from
    continuing operations(3).......    $    (47)    $    1,261   $    1,787   $      990   $     4,516   $    1,409   $   (19,085)
                                       ========     ==========   ==========   ==========   ===========   ==========   ===========
Earnings (loss) per share -- basic
  and diluted:
  Earnings (loss) per share from
    continuing operations..........    $  (0.00)    $     0.05   $     0.06   $     0.05   $      0.27   $     0.09   $     (0.68)
  Earnings (loss) per share from
    discontinued operations........          --             --           --         0.01          0.08         0.01          0.12
                                       --------     ----------   ----------   ----------   -----------   ----------   -----------
  Earnings (loss) per share........    $  (0.00)    $     0.05   $     0.06   $     0.06   $      0.35   $     0.10   $     (0.56)
                                       ========     ==========   ==========   ==========   ===========   ==========   ===========
  Pro forma earnings (loss) per
    share from continuing
    operations(3)..................    $  (0.00)    $     0.05   $     0.06   $     0.03   $      0.18   $     0.06   $     (0.68)
                                       ========     ==========   ==========   ==========   ===========   ==========   ===========
Weighted average shares
  outstanding -- basic and
  diluted..........................      26,729         26,806       27,720       28,629        25,728       25,048        27,958
Supplemental Information:
  Number of correspondents.........           8             16           39           52            70           63            79
  Total transactions...............         199          1,559        3,934        6,234        16,607        6,541        17,339

                                                                                                               JUNE 30, 2000
                                                                      DECEMBER 31,                         ----------------------
                                                --------------------------------------------------------                  AS
                                                    1995         1996       1997       1998       1999      ACTUAL    ADJUSTED(4)
                                                ------------   --------   --------   --------   --------   --------   -----------
                                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.....................    $  2,305     $  1,336   $  1,565   $  2,844   $  5,251   $  8,918
Total assets..................................     103,967      184,600    202,153    143,044    543,591    754,437
Notes payable.................................       4,000        5,735     12,000      9,150     23,984     32,642
Total stockholders' equity....................         954        2,234      4,267      5,451     11,348     18,675

---------------

(1) Total expenses for the six months ended June 30, 2000 includes $24.0 million of non-cash compensation expense related to the grant of options to key management personnel.

(2) Immediately prior to the effectiveness of this offering, we will discontinue our market making operations. Our decision to discontinue our market making operations was based on our belief that the volatility associated with earnings of the market making business would be detrimental to the performance of our stock in the public trading market.

(3) For the years ended December 31, 1998 and 1999, we elected to be treated as an S corporation for federal and state income tax purposes and, accordingly, our income was taxable directly to our shareholders. For all other periods presented, we elected to be treated as a C corporation. Pro forma income
    (loss) from continuing operations and pro forma earnings (loss) per share from continuing operations give effect to pro forma adjustments that reflect the estimated federal and state income taxes that would have been recorded if we had been a C corporation for the years ended December 31, 1998 and 1999. In addition, the information related to pro forma income (loss) from continuing operations and pro forma earnings (loss) per share from continuing operations excludes income from our discontinued market making operations.

(4) The as adjusted column in the balance sheet data reflects our sale of shares of common stock at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses that we will pay.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including the risks discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We began our securities clearing operations in July 1995 and have grown rapidly since our inception to become a leading provider of a broad range of securities clearing services and other related services to the brokerage industry. Our clients are broker-dealers, primarily in the direct access and online sector of the brokerage industry. While our clients are predominantly located in the United States, we recently acquired a subsidiary in London to expand our clearing operations into the United Kingdom and Europe and are in the process of acquiring a clearing firm located in Montreal to expand our clearing operations into Canada.

  Revenues

     Our revenues consist principally of net commissions we derive from our clearing operations and net interest income from our margin lending and securities lending activities. Our clearing revenues fluctuate based on the number of trades we clear and the revenue earned per trade. Interest revenues are primarily derived by our charges to customers for financing their securities purchases on margin, and therefore fluctuate based on the volume of our total margin loans outstanding as well as the rates of interest we can competitively charge. We also generate interest revenues from the investment of our excess cash balances in interest-bearing securities or through securities borrowing activities. We incur interest expense on amounts paid to customers based on credit balances in their accounts, stock loans, bank loans or other financing sources.

  Expenses

     Our cost structure consists primarily of employee compensation and benefits, floor brokerage, exchange and clearance fees, communications and data processing expenses, occupancy and equipment expenses and interest. The largest component of our overall cost structure is employee compensation and benefits expense. Employee compensation and benefits expenses consist primarily of employee base salaries, bonuses, benefits, recruiting expenses and temporary employee expenses. Floor brokerage, exchange and clearance fees and communications and data processing expenses we incur in conjunction with clearing securities transactions also represent a substantial portion of our total operating expenses. These costs are mostly variable in relation to our clearing revenues. Floor brokerage, exchange and clearance fees consist primarily of brokerage fees paid to other brokers for execution services, clearance and custody fees paid to the Nasdaq Stock Market, the National Securities Clearing Corporation, the Depository Trust Corporation and other safekeeping banks as well as accruals for bad debt. Communications and data processing expenses consist primarily of the charges we incur for a license of SunGard Phase3, the clearing software system we use, as well as expenses associated with third-party data processing and development services, telephone service and data networks. Occupancy and equipment expenses, many of which are relatively fixed, consist primarily of expenses associated with our facility leases, the amortization of leasehold buildouts and depreciation of equipment. Other expenses consist primarily of insurance, promotional expenses, quotation and SEC fees, publications and office supplies. Interest expense on notes payable consists primarily of interest expense on capital loans historically paid to an affiliated entity and commercial banks.

     Our quarterly revenues and operating results are volatile and difficult to forecast due to numerous factors. The securities business is directly affected by national and international economic conditions, broad trends in business and finance and fluctuations in trading volumes and price levels of securities, all of which are beyond our control. We have recently experienced a significant increase in demand for our services, which has led to record levels of revenues and net profits. Our expense structure is based in part on our anticipated future levels of demand for our services. As a result, any shortfall in revenues relative to our expectations could cause significant fluctuations in our operating results from quarter to quarter.

RECENT DEVELOPMENTS

     Corporate reorganization and spin-off from Service Asset Holdings, Inc. We have operated our market making operations, clearing activities and related services through an unincorporated division of Penson Financial Services, Inc., which we refer to as PFSI, since 1995. PFSI, a registered broker-dealer incorporated in North Carolina, also previously maintained two other unincorporated divisions: SAMCO Capital Markets, which conducts underwriting and investment advisory services, and SAMCO Financial Services, which consists of the operations of a number of independent brokers. PFSI has operated as a subsidiary of Service Asset Investments, Inc., a Texas corporation which we refer to as SAII, since 1995. SAII is a wholly owned subsidiary of Service Asset Holdings, Inc., a Texas corporation incorporated in 1995. SAII had four other wholly owned subsidiaries: IBI, Inc.; Yee, Desmond, Schroeder & Allen, Inc.; Penson Holdings, Inc.; and SAMCO Financial Advisors, Inc. The businesses of IBI, Inc., Yee, Desmond, Schroeder & Allen and SAMCO Financial Advisors, Inc. consist primarily of financial advisory services. Penson Holdings, Inc., a Delaware corporation, was incorporated in 2000 and owns all of the capital stock of Penson Worldwide Settlements Limited. Penson Holdings, Inc. will also own all of the capital stock of ECE Electronic Clearing Inc. upon our acquisition of the Canadian company. In September 2000, Service Asset Holdings, Inc. effected a restructuring for the purpose of distributing its non-core operations, including its SAMCO Capital Markets and SAMCO Financial Services divisions; IBI, Inc.; Yee, Desmond, Schroeder & Allen, Inc. and SAMCO Financial Advisors, Inc., to its shareholders in a tax-free distribution. In September 2000, we changed our name and state of domicile by effectuating a merger between Service Asset Holdings, Inc. and Penson Worldwide, Inc., a newly formed Delaware corporation. Our historical financial statements included in this prospectus exclude the results of operations, assets and liabilities of these non-core operations that were distributed to our shareholders prior to this offering.

     Acquisitions of Worldwide Settlements Limited and ECE Electronic Clearing Inc. In March 2000, we acquired control of Worldwide Settlements Limited by purchasing 51% of the company's outstanding shares. In April 2000, we exercised our option to purchase the remaining 49% of the company's outstanding shares. Our total purchase price for the stock was approximately $1.2 million. No goodwill will be amortized since we purchased Worldwide Settlements for book value. In addition, we paid approximately $460,000 in signing bonuses to certain employees of Worldwide Settlements in connection with our acquisition of the company.

     In July 2000, we entered into a definitive merger agreement to acquire all of the outstanding stock of ECE Electronic Clearing Inc., a clearing firm located in Montreal, Canada, for a purchase price of approximately $500,000. Approximately $375,000 of the purchase price will be allocated to acquired goodwill and will be amortized on a straight-line basis over seven years.

     To date, our foreign operations have not generated any significant revenues for us. Substantially all of our revenues are currently generated by our U.S. operations.

     Conversion from S Corporation to C Corporation Status for Income Taxes. For the period January 1, 1998 through December 31, 1999, we elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986 and comparable state tax laws. Accordingly, no provision was made for federal or state income taxes during 1998 or 1999. Pro forma income from continuing operations has been computed as if we had been fully subject to federal and state income taxes as a C corporation. Our S corporation status was terminated effective January 1, 2000, after which time we have been required to pay federal and certain state income taxes as a C corporation.

     Closure of our market making line of business. Immediately prior to the effectiveness of this offering, we will discontinue our market making operations. The assets of these operations will be sold to a company controlled by our management, IBI, Inc. The employees of this line of business will become employees of IBI, Inc. Our decision to discontinue our market making operations was based on our belief that the volatility associated with earnings of the market making business would be detrimental to the performance of our stock in the public trading market. Pro forma income (loss) from continuing operations and pro forma earnings (loss) per share from continuing operations exclude income from our discontinued market making operations.

     Amendment of Management Compensation Arrangements. Historically, we had compensation arrangements with certain members of executive management that provided for bonus payments of an aggregate of 38% of our operating income, subject to certain adjustments. In March 2000, we amended these arrangements to reduce the percentage of operating income, subject to certain adjustments, allocated to such bonus payments to 18%. Upon effectiveness of this offering, these arrangements will be further amended to reduce the percentage of operating income allocated to such bonus payments to 5% and to limit the total annual cash compensation to all of the participating executives to $3.0 million in the aggregate.

RESULTS OF OPERATIONS

     The following table summarizes our operating results as a percentage of net revenues for each of the periods shown.

                                                                               SIX MONTHS
                                                  YEAR ENDED DECEMBER 31,    ENDED JUNE 30,
                                                  ------------------------   ---------------
                                                   1997     1998     1999     1999     2000
                                                  ------   ------   ------   ------   ------
Revenues:
  Net revenues from clearing operations.........   86.4%    80.1%    74.1%    77.2%    71.2%
  Interest, net.................................   13.6     19.9     25.9     22.8     28.8
                                                  -----    -----    -----    -----    -----
          Total revenues........................  100.0    100.0    100.0    100.0    100.0
Expenses:
  Employee compensation and benefits............   25.9     20.6     27.7     24.0     23.3
  Floor brokerage, exchange and clearance
     fees.......................................   10.3     22.5     15.4     21.5     13.5
  Communications and data processing............   27.8     26.4     21.8     22.3     20.5
  Occupancy and equipment.......................    5.3      8.8      5.9      7.0      4.5
  Other expenses................................    6.3      7.4      6.1      6.5      8.0
  Non-cash employee stock option awards.........     --       --       --       --     73.8
                                                  -----    -----    -----    -----    -----
          Total expenses........................   75.6     85.7     76.9     81.3    143.6
                                                  -----    -----    -----    -----    -----
Operating income (loss).........................   24.4     14.3     23.1     18.7    (43.6)
  Interest expense on notes payable.............   (5.6)    (5.5)    (4.1)    (3.8)    (4.2)
                                                  -----    -----    -----    -----    -----
Income (loss) from continuing operations before
  income taxes..................................   18.8      8.8     19.0     14.9    (47.8)
Provision for income taxes......................    6.7       --       --       --     10.9
                                                  -----    -----    -----    -----    -----
Income (loss) from continuing operations........   12.1      8.8     19.0     14.9    (58.7)
Income from discontinued operations, net of
  tax...........................................     --      1.2      5.4      3.1     10.9
                                                  -----    -----    -----    -----    -----
Net income (loss)...............................   12.1     10.0     24.4     18.0    (47.8)
                                                  =====    =====    =====    =====    =====
Pro forma information:
  Income (loss) from continuing operations......   12.1      8.8     19.0     14.9    (58.7)
  Pro forma adjustment for income taxes.........     --     (3.1)    (6.7)    (5.2)      --
                                                  -----    -----    -----    -----    -----
  Pro forma income (loss) from continuing
     operations.................................   12.1%     5.7%    12.3%     9.7%   (58.7)%
                                                  =====    =====    =====    =====    =====

COMPARISON OF SIX MONTHS ENDED JUNE 30, 2000 AND JUNE 30, 1999

     Net Revenues from Clearing Operations. Net revenues from clearing operations increased to $23.2 million for the six months ended June 30, 2000 from $11.3 million for the six months ended June 30, 1999, representing an increase of $11.9 million or 105.6%. This increase was attributable to growth in the business of our correspondents and an increase in the number of our correspondents to 79 as of June 30, 2000 from 63 as of June 30, 1999. These factors led to an increase in the number of transactions we processed to 17.3 million during the six months ended June 30, 2000 from 6.5 million for the six months ended June 30, 1999. Net clearing revenue per transaction has been decreasing in recent years, to $1.34 for the six months ended June 30, 2000 from $1.72 for the six months ended June 30, 1999. This decrease was largely attributable to volume discounts we have granted as a result of existing correspondents' growth or new correspondents' high transaction volumes and, to a lesser extent, pricing pressures from competitors.

     Interest Income, Net of Interest Expense. Net interest income increased to $9.4 million for the six months ended June 30, 2000, of which $25.3 million was revenue and $15.9 million was interest expense, from $3.3 million for the six months ended June 30, 1999, of which $6.4 million was revenue and $3.1 million was interest expense, representing an increase of $6.1 million or 181.4%. This increase was attributable to a significant increase in the amount of margin loans we financed. Average margin loans outstanding increased $314.1 million or 180.0%, to $488.6 million for the six months ended June 30, 2000 from $174.5 million for the six months ended June 30, 1999.

     Employee Compensation and Benefits Expense. Employee compensation and benefits expense increased to $7.6 million for the six months ended June 30, 2000 from $3.5 million for the six months ended June 30, 1999, representing an increase of $4.1 million or 116.1%. This increase was attributable to the growth in both clearing and margin lending activities that required additional managerial and operational personnel to support the growth as well as management profit-based bonus compensation. Total employee headcount associated with continuing operations was 195 as of June 30, 2000 compared to 102 as of June 30, 1999. Employee compensation and benefits expense as a percentage of total revenues decreased to 23.3% for the six months ended June 30, 2000 from 24.0% for the six months ended June 30, 1999.

     Floor Brokerage, Exchange and Clearance Fees. Floor brokerage, exchange and clearance fees increased to $4.4 million for the six months ended June 30, 2000 from $3.1 million for the six months ended June 30, 1999, representing an increase of $1.3 million or 39.6%. This increase was attributable to the increases in our clearing operations, where the floor brokerage, exchange and clearance fees we incur in connection with these activities vary substantially with our revenues. Floor brokerage, exchange and clearance fees as a percentage of total revenues decreased to 13.5% for the six months ended June 30, 2000 from 21.5% the six months ended June 30, 1999. This decrease was due to a reduction in net revenues from clearing operations as a percentage of total revenues as our margin lending activity has grown, as well as certain efficiencies of scale achieved with the significant growth of our clearing operations.

     Communications and Data Processing Expense. Communications and data processing expense increased to $6.7 million for the six months ended June 30, 2000 from $3.3 million for the six months ended June 30, 1999, representing an increase of $3.4 million or 105.0%. This increase was attributable to the increases in our clearing operations, where the communications and data processing expenses we incur in connection with these activities are variable with our revenues. Communications and data processing expense as a percentage of total revenues decreased to 20.5% for the six months ended June 30, 2000 from 22.3% for the six months ended June 30, 1999. This decrease was due to the decrease in net revenues from clearing operations as a percentage of our total revenues, as well as the achievement of efficiencies of scale.

     Occupancy and Equipment Expense. Occupancy and equipment expense increased to $1.5 million for the six months ended June 30, 2000 from $1.0 million for the six months ended June 30, 1999, representing an increase of $0.5 million or 43.2%. The increase in occupancy and equipment expense is attributable to the expansion of our corporate headquarters in Dallas in July 1999 as well as the expenditures for furniture and equipment we incurred in conjunction with our significant staff increases during this period. Occupancy and equipment expense as a percentage of total revenues decreased to 4.5% for the six months ended June 30, 2000 from 7.0% for the six months ended June 30, 1999. This decrease was due to spreading certain relatively fixed infrastructure costs over a larger revenue base.

     Other Expenses. Other operating expenses increased to $2.6 million for the six months ended June 30, 2000 from $0.9 million for the six months ended June 30, 1999, representing an increase of $1.7 million or 173.9%. The increase in other expenses was primarily attributable to additional expenditures in promotional and marketing expenses necessary to grow our business. Other expenses as a percentage of total revenues increased to 8.0% for the six months ended June 30, 2000 from 6.5% for the six months ended June 30, 1999.

     Non-cash Employee Stock Option Awards. We recognized non-cash compensation expense of $24.0 million associated with stock options granted to key employees during the six months ended June 30, 2000.

     Interest Expense on Notes Payable. Interest expense increased to $1.4 million for the six months ended June 30, 2000 from $0.6 million for the six months ended June 30, 1999, representing an increase of $0.8 million or 146.5%. These notes payable will be repaid from the proceeds of this offering.

COMPARISON OF YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

     Net Revenues from Clearing Operations. Net revenues from clearing operations increased to $27.1 million in 1999 from $13.8 million in 1998, representing an increase of $13.3 million or 96.3%. Net revenues from clearing operations increased to $13.8 million in 1998 from $12.7 million in 1997, representing an increase of $1.1 million or 8.4%. These increases were attributable to an increase in the number of our correspondents to 70 as of December 31, 1999 from 52 as of December 31, 1998 and 39 as of December 31, 1997, as well as growth in the business of our correspondents. These factors led to an increase in the number of transactions processed to 16.6 million in 1999 from 6.2 million in 1998 and 3.9 million in 1997. Net clearing revenue per transaction has been decreasing in recent years, to $1.63 in 1999 from $2.22 in 1998 and $3.24 in 1997. This decrease was primarily attributable to: volume discounts we have granted as a result of existing correspondents' growth or new correspondents' high transaction volumes; our increased focus on the direct access and online sector of the brokerage industry, the pricing model for which reflects the high-volume, low-cost nature of this business; and pricing pressures from competitors.

     Interest Income, Net of Interest Expense. Net interest income increased to $9.5 million in 1999, of which $17.8 million was revenue and $8.3 million was interest expense, from $3.4 million in 1998, of which $6.4 million was revenue and $3.0 million was interest expense, representing an increase of $6.1 million or 175.5%. Net interest income increased to $3.4 million in 1998, of which $6.4 million was revenue and $3.0 million was interest expense, from $2.0 million in 1997, of which $3.8 million was revenue and $1.8 million was interest expense, representing an increase of $1.4 million or 71.1%. These increases were primarily attributable to a significant increase in the amount of margin loans we financed. Our margin loans outstanding averaged $220.4 million during 1999 compared to $135.7 million during 1998 and $92.2 million during 1997. In addition, during 1999 we increased our focus on our securities lending activities, which we engage in to provide additional financing for our operations and to generate interest income.

     Employee Compensation and Benefits Expense. Employee compensation and benefits expense increased to $10.1 million in 1999 from $3.6 million in 1998, representing an increase of $6.5 million or 185.3%. Employee compensation and benefits expense decreased to $3.6 million in 1998 from $3.8 million in 1997 representing a decrease of $0.2 million or 7.0%. The increase from 1998 to 1999 was primarily attributable to the additional staff hired to support the growth of our clearing operations and margin lending activities. The decrease from 1997 to 1998 was primarily attributable to pre-tax performance based incentive compensation for key personnel. Total employee headcount associated with continuing operations was 129 as of December 31, 1999, compared to 74 as of December 31, 1998 and 56 as of December 31, 1997. Employee compensation and benefits expense grew to 27.7% of total revenues during 1999, compared to 20.6% in 1998 and 25.9% in 1997. This increase was attributable to the growth in both clearing and margin lending activities that required additional managerial and operational personnel to support the growth. In addition, employee compensation expense paid to members of executive management pursuant to bonus payment arrangements increased to $3.9 million in 1999 from $0.7 million in 1998, representing an increase of $3.2 million or 457.0%. These arrangements were amended recently.

     Floor Brokerage, Exchange and Clearance Fees. Floor brokerage, exchange and clearance fees increased to $5.6 million in 1999 from $3.9 million in 1998, representing an increase of $1.7 million or 45.1%. Floor brokerage, exchange and clearance fees increased to $3.9 million in 1998 from $1.5 million in 1997, representing an increase of $2.4 million or 156.1%. These increases were attributable to the increases in our clearing operations, where the floor brokerage, exchange and clearance fees we incur in connection with these activities vary substantially with our revenues. Floor brokerage, exchange and clearance fees as a percentage of total revenues were 15.4% in 1999, compared to 22.5% in 1998 and 10.3% in 1997. These expenses were higher as a percentage of revenues in 1998 due to the loss of a large correspondent in late 1997 and the resulting change in our business mix.

     Communications and Data Processing Expense. Communications and data processing expense increased to $8.0 million in 1999 from $4.6 million in 1998, representing an increase of $3.4 million or 75.1%. Communications and data processing expense increased to $4.6 million in 1998 from $4.1 million in 1997, representing an increase of $0.5 million or 11.0%. The largest component of this expense is the charge for SunGard Phase3, our clearing software system. The communications and data processing expenses we incur are variable with our net revenues from clearing operations, and therefore may be expected to grow as our net revenues from clearing operations increase. Communications and data processing expense as a percentage of total revenues was 21.8% in 1999, compared to 26.4% in 1998 and 27.8% in 1997. These decreases were due to a reduction in net revenues from clearing operations as a percentage of total revenues as our margin lending activity has grown, as well as certain efficiencies of scale achieved with the significant growth of our clearing operations.

     Occupancy and Equipment Expense. Occupancy and equipment expense increased to $2.2 million in 1999 from $1.5 million in 1998, representing an increase of $0.7 million or 43.0%. Occupancy and equipment expense increased to $1.5 million in 1998 from $0.8 million in 1997, representing an increase of $0.7 million or 93.7%. Occupancy and equipment expense has increased significantly in recent years as a result of the expansion of our infrastructure to support our rapid growth. We expanded our corporate headquarters in Dallas from approximately 9,200 square feet to 19,400 square feet in July 1998, and expanded again to approximately 25,650 square feet in July 1999. In conjunction with these facilities expansions and our significant staff increases, we incurred capital expenditures for furniture and equipment of $2.5 million in 1999, $1.7 million in 1998 and $1.6 million in 1997, which resulted in increases in depreciation expense to $1.5 million in 1999 from $1.0 million in 1998 and $0.5 million in 1997. Occupancy and equipment expense as a percentage of total revenues was 5.9% in 1999, compared to 8.8% in 1998 and 5.3% in 1997.

     Other Expenses. Other expenses increased to $2.3 million in 1999 from $1.3 million in 1998, representing an increase of $1.0 million or 76.0%. The increase in other expenses was primarily attributable to additional promotional and marketing expenditures necessary to grow our business. Other expenses increased to $1.3 million in 1998 from $0.9 million in 1997, representing an increase of $0.4 million or 38.0%. Other expenses as a percentage of total revenues were 6.1% in 1999, compared to 7.4% in 1998 and 6.3% in 1997.

     Interest Expense on Notes Payable. Interest expense increased to $1.5 million in 1999 from $0.9 million in 1998, representing an increase of $0.6 million or 57.3%. Interest expense increased to $0.9 million in 1998 from $0.8 million in 1997, representing an increase of $0.1 million or 12.5%. This increase is attributable to an increase in notes payable to $24.0 million from $9.2 million. These notes payable will be repaid from the proceeds of this offering.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth unaudited quarterly operating information for each of the ten quarters in the period ended June 30, 2000. This data has been prepared on the same basis as the audited financial statements contained elsewhere in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair presentation of the information for the periods presented. This information should be read in conjunction with the financial statements and notes thereto. We believe that future operating results will be subject to quarterly fluctuations, and, as a result, we believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected in any future period.

                                                      QUARTER ENDED
                              --------------------------------------------------------------
                               MAR. 31,     JUN. 30,     SEP. 30,     DEC. 31,     MAR. 31,
                                 1998         1998         1998         1998         1999
                              ----------   ----------   ----------   ----------   ----------
                                 (IN THOUSANDS, EXCEPT PER SHARE AND CORRESPONDENTS DATA)
Revenues:
  Net revenues from clearing
    operations..............  $    2,973   $    3,169   $    3,783   $    3,892   $    4,893
  Interest, net.............         554          867        1,029          990        1,223
                              ----------   ----------   ----------   ----------   ----------
        Total revenues......       3,527        4,036        4,812        4,882        6,116
Expenses:
  Employee compensation and
    benefits................         732          953          872          993        1,450
  Floor brokerage, exchange
    and clearance fees......         617          845        1,164        1,257        1,319
  Communications and data
    processing..............         711        1,024        1,464        1,359        1,537
  Occupancy and equipment...         319          345          385          467          494
  Other expenses............         308          292          397          285          393
  Non-cash employee stock
    option awards...........          --           --           --           --           --
                              ----------   ----------   ----------   ----------   ----------
        Total expenses......       2,687        3,459        4,282        4,361        5,193
                              ----------   ----------   ----------   ----------   ----------
Operating income (loss).....         840          577          530          521          923
Interest expense on notes
  payable...................        (230)        (245)        (245)        (227)        (216)
                              ----------   ----------   ----------   ----------   ----------
Income (loss) from
  continuing operations
  before income taxes.......         610          332          285          294          707
Provision for income
  taxes.....................          --           --           --           --           --
                              ----------   ----------   ----------   ----------   ----------
Income (loss) from
  continuing operations.....         610          332          285          294          707
Income from discontinued
  operations, net of tax....         (38)         (55)          32          272          200
                              ----------   ----------   ----------   ----------   ----------
Net income (loss)...........  $      572   $      277   $      317   $      566   $      907
                              ==========   ==========   ==========   ==========   ==========
Pro forma information:
  Income (loss) from
    continuing operations...  $      610   $      332   $      285   $      294   $      707
  Pro forma adjustment for
    income taxes............        (213)        (116)         (99)        (102)        (248)
                              ----------   ----------   ----------   ----------   ----------
  Pro forma income (loss)
    from continuing
    operations..............  $      397   $      216   $      186   $      192   $      459
                              ==========   ==========   ==========   ==========   ==========
Earnings (loss) per share --
  basic and diluted:
  Earnings (loss) per share
    from continuing
    operations..............  $     0.02   $     0.01   $     0.01   $     0.01   $     0.03
  Earnings (loss) per share
    from discontinued
    operations..............       (0.00)       (0.00)        0.00         0.01         0.01
                              ----------   ----------   ----------   ----------   ----------
  Earnings (loss) per
    share...................  $     0.02   $     0.01   $     0.01   $     0.02   $     0.04
                              ==========   ==========   ==========   ==========   ==========
  Pro forma earnings (loss)
    per share from
    continuing operations...  $     0.01   $     0.01   $     0.01   $     0.01   $     0.02
                              ==========   ==========   ==========   ==========   ==========
Weighted average shares
  outstanding -- basic and
  diluted...................      29,181       28,451       28,451       28,445       25,263
Supplemental Information:
  Number of
    correspondents..........          41           46           53           52           60
  Total transactions........       1,133        1,380        1,839        1,882        2,642

                                                      QUARTER ENDED
                              --------------------------------------------------------------
                               JUN. 30,     SEP. 30,     DEC. 31,     MAR. 31,     JUN. 30,
                                 1999         1999         1999         2000         2000
                              ----------   ----------   ----------   ----------   ----------
                                 (IN THOUSANDS, EXCEPT PER SHARE AND CORRESPONDENTS DATA)
Revenues:
  Net revenues from clearing
    operations..............  $    6,374   $    6,855   $    9,002   $   11,270   $   11,894
  Interest, net.............       2,104        2,498        3,648        4,758        4,603
                              ----------   ----------   ----------   ----------   ----------
        Total revenues......       8,478        9,353       12,650       16,028       16,497
Expenses:
  Employee compensation and
    benefits................       2,049        2,659        3,969        3,547        4,016
  Floor brokerage, exchange
    and clearance fees......       1,817          956        1,539        1,939        2,438
  Communications and data
    processing..............       1,723        2,021        2,699        3,198        3,484
  Occupancy and equipment...         530          515          627          688          777
  Other expenses............         555          574          734          902        1,696
  Non-cash employee stock
    option awards...........          --           --           --       24,000           --
                              ----------   ----------   ----------   ----------   ----------
        Total expenses......       6,674        6,725        9,568       34,274       12,411
                              ----------   ----------   ----------   ----------   ----------
Operating income (loss).....       1,804        2,628        3,082      (18,246)       4,086
Interest expense on notes
  payable...................        (343)        (549)        (382)        (512)        (866)
                              ----------   ----------   ----------   ----------   ----------
Income (loss) from
  continuing operations
  before income taxes.......       1,461        2,079        2,700      (18,758)       3,220
Provision for income
  taxes.....................          --           --           --        2,139        1,408
                              ----------   ----------   ----------   ----------   ----------
Income (loss) from
  continuing operations.....       1,461        2,079        2,700      (20,897)       1,812
Income from discontinued
  operations, net of tax....         253          350        1,188        2,285        1,263
                              ----------   ----------   ----------   ----------   ----------
Net income (loss)...........  $    1,714   $    2,429   $    3,888   $  (18,612)  $    3,075
                              ==========   ==========   ==========   ==========   ==========
Pro forma information:
  Income (loss) from
    continuing operations...  $    1,461   $    2,079   $    2,700   $  (20,897)  $    1,812
  Pro forma adjustment for
    income taxes............        (512)        (727)        (945)          --           --
                              ----------   ----------   ----------   ----------   ----------
  Pro forma income (loss)
    from continuing
    operations..............  $      949   $    1,352   $    1,755   $  (20,897)  $    1,812
                              ==========   ==========   ==========   ==========   ==========
Earnings (loss) per share --
  basic and diluted:
  Earnings (loss) per share
    from continuing
    operations..............  $     0.06   $     0.08   $     0.10   $    (0.77)  $     0.06
  Earnings (loss) per share
    from discontinued
    operations..............        0.01         0.01         0.04         0.08         0.04
                              ----------   ----------   ----------   ----------   ----------
  Earnings (loss) per
    share...................  $     0.07   $     0.09   $     0.14   $    (0.68)  $     0.11
                              ==========   ==========   ==========   ==========   ==========
  Pro forma earnings (loss)
    per share from
    continuing operations...  $     0.04   $     0.05   $     0.06   $    (0.77)  $     0.06
                              ==========   ==========   ==========   ==========   ==========
Weighted average shares
  outstanding -- basic and
  diluted...................      24,835       25,707       27,085       27,258       28,658
Supplemental Information:
  Number of
    correspondents..........          63           67           76           76           79
  Total transactions........       3,899        4,245        5,821        8,447        8,892

     The following table summarizes our operating results as a percentage of net revenues for each of the periods shown.

                                                                                  THREE MONTHS ENDED
                                                      --------------------------------------------------------------------------
                                                      MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,
                                                        1998       1998       1998       1998       1999       1999       1999
                                                      --------   --------   --------   --------   --------   --------   --------
Revenues:
  Net revenues from clearing operations.............    84.3%      78.5%      78.6%      79.7%      80.0%      75.2%      73.3%
  Interest, net.....................................    15.7       21.5       21.4       20.3       20.0       24.8       26.7
                                                       -----      -----      -----      -----      -----      -----      -----
        Total revenues..............................   100.0      100.0      100.0      100.0      100.0      100.0      100.0
Expenses:
  Employee compensation and benefits................    20.8       23.6       18.1       20.3       23.7       24.2       28.4
  Floor brokerage, exchange and clearance fees......    17.5       20.9       24.2       25.7       21.6       21.4       10.2
  Communications and data processing................    20.2       25.4       30.4       27.8       25.1       20.3       21.6
  Occupancy and equipment...........................     9.0        8.5        8.0        9.6        8.1        6.3        5.5
  Other expenses....................................     8.7        7.2        8.3        5.9        6.4        6.5        6.1
  Non-cash employee stock option awards.............      --         --         --         --         --         --         --
                                                       -----      -----      -----      -----      -----      -----      -----
        Total expenses..............................    76.2       85.6       89.0       89.3       84.9       78.7       71.8
                                                       -----      -----      -----      -----      -----      -----      -----
Operating income (loss).............................    23.8       14.4       11.0       10.7       15.1       21.3       28.2
Interest expense on notes payable...................    (6.5)      (6.1)      (5.1)      (4.7)      (3.5)      (4.0)      (5.9)
                                                       -----      -----      -----      -----      -----      -----      -----
Income (loss) from continuing operations before
  income taxes......................................    17.3        8.3        5.9        6.0       11.6       17.3       22.3
Provision for income taxes..........................      --         --         --         --         --         --         --
                                                       -----      -----      -----      -----      -----      -----      -----
Income (loss) from continuing operations............    17.3        8.3        5.9        6.0       11.6       17.3       22.3
Income from discontinued operations, net of tax.....    (1.1)      (1.4)       0.7        5.6        3.3        3.0        3.7
                                                       -----      -----      -----      -----      -----      -----      -----
Net income (loss)...................................    16.2        6.9        6.6       11.6       14.9       20.3       26.0
                                                       =====      =====      =====      =====      =====      =====      =====
Pro forma information:
  Income (loss) from continuing operations..........    17.3        8.3        5.9        6.0       11.6       17.3       22.3
  Pro forma adjustment for income taxes.............    (6.0)      (2.9)      (2.0)      (2.1)      (4.1)      (6.1)      (7.8)
                                                       -----      -----      -----      -----      -----      -----      -----
  Pro forma income (loss) from continuing
    operations......................................    11.3%       5.4%       3.9%       3.9%       7.5%      11.2%      14.5%
                                                       =====      =====      =====      =====      =====      =====      =====

                                                            THREE MONTHS ENDED
                                                      ------------------------------
                                                      DEC. 31,   MAR. 31,   JUN. 30,
                                                        1999       2000       2000
                                                      --------   --------   --------
Revenues:
  Net revenues from clearing operations.............    71.2%       70.3%      72.1%
  Interest, net.....................................    28.8        29.7       27.9
                                                       -----      ------     ------
        Total revenues..............................   100.0       100.0      100.0
Expenses:
  Employee compensation and benefits................    31.4        22.1       24.3
  Floor brokerage, exchange and clearance fees......    12.2        12.1       14.8
  Communications and data processing................    21.3        20.0       21.1
  Occupancy and equipment...........................     5.0         4.3        4.7
  Other expenses....................................     5.8         5.6       10.3
  Non-cash employee stock option awards.............      --       149.7         --
                                                       -----      ------     ------
        Total expenses..............................    75.7       213.8       75.2
                                                       -----      ------     ------
Operating income (loss).............................    24.3      (113.8)      24.8
Interest expense on notes payable...................    (3.0)       (3.2)      (5.3)
                                                       -----      ------     ------
Income (loss) from continuing operations before
  income taxes......................................    21.3      (117.0)      19.5
Provision for income taxes..........................      --        13.4        8.5
                                                       -----      ------     ------
Income (loss) from continuing operations............    21.3      (130.4)      11.0
Income from discontinued operations, net of tax.....     9.4        14.3        7.7
                                                       -----      ------     ------
Net income (loss)...................................    30.7      (116.1)      18.7
                                                       =====      ======     ======
Pro forma information:
  Income (loss) from continuing operations..........    21.3      (130.4)      11.0
  Pro forma adjustment for income taxes.............    (7.4)         --         --
                                                       -----      ------     ------
  Pro forma income (loss) from continuing
    operations......................................    13.9%     (130.4)%     11.0%
                                                       =====      ======     ======

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

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our business through cash provided by operations, contributions from stockholders and borrowings under credit facilities with banks or other financial institutions. In addition, we have numerous agreements with other broker-dealers to provide financing related to our securities lending activities.

     We use short-term bank loans as a means of financing a portion of our margin lending activities. As of June 30, 2000, we have $69.3 million in short-term bank loans outstanding under our three existing uncommitted lines of credit. Two of the lines of credit permit us to borrow up to $45.0 million while the third line of credit does not have a stated borrowing capacity. The lender of the third line of credit reassesses the line as our capital needs change. Borrowings under these agreements bear interest at a rate that varies with the federal funds rate, which was approximately 7.8% at June 30, 2000, are secured primarily by our firm inventory and customers' margin account securities, and are repayable on demand.

     We intend to use the proceeds of this offering to repay outstanding indebtedness of approximately $42.3 million worth of indebtedness under various bank and promissory notes whose terms range from 6 months to 7 years with a weighted average interest rate of 9.6% as of August 15, 2000. Of this amount, $25.0 million was incurred in March 2000 and was used for working capital and to repay outstanding promissory notes to Bank One. An additional $10.0 million was incurred in July 2000 for working capital.

     As of June 30, 2000, we had cash and cash equivalents of $8.9 million compared to $5.3 million as of December 31, 1999, an increase of $3.6 million or 69.8%, and $2.8 million as of December 31, 1998. In addition, we had, as defined on the accompanying balance sheet as "Assets segregated for regulatory purposes," cash and cash equivalents held in a special reserve account for the exclusive benefit of customers as defined under Rule 15c3-3 of the Securities and Exchange Commission. As of June 30, 2000, we had segregated cash and cash equivalents of $127.8 million compared to $62.0 million as of December 31, 1999, an increase of $65.8 million or 106.1%, and $9.5 million as of December 31, 1998. Net cash used in operations was $0.6 million for the six months ended June 30, 2000 and $7.0 million for the year ended December 31, 1999 compared to cash provided by operations of $6.3 million for the year ended December 31, 1998.

     Cash used in investing activities for the six months ended June 30, 2000 included $1.2 million for the acquisition of Penson Worldwide Settlements Limited and $2.0 million in purchases of property and equipment. Cash used in investing activities, consisting of purchases of property and equipment, was $2.4 million for the year ended December 31, 1999 and $1.6 million for the year ended December 31, 1998. Net cash provided by financing activities, which include capital contributions from stockholders, net of dividends paid, as well as borrowings under lines of credit, was $7.5 million for the six months ended June 30, 2000, $11.8 million for the year ended December 31, 1999, compared to cash used in financing activities of $3.4 million for the year ended December 31, 1998.

     We are subject to the requirements of the SEC and the NASD relating to liquidity, capital standards and the use of customer funds and securities. We have historically exceeded minimum net capital requirements. We believe that our available cash resources and credit facilities, combined with our net proceeds from this offering, will meet our presently anticipated working capital, capital expenditure and net capital requirements for at least 12 months. However, we may need to raise additional funds in order to support more rapid growth, develop new or enhanced services, respond to competitive pressures, acquire complementary businesses or technologies or respond to unanticipated requirements.

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk generally represents the risk of loss that may be expected to result from the potential change in value of a financial instrument as a result of fluctuations in credit ratings of the issuer, equity prices or foreign currency exchange rates. Our exposure to market risk is directly related to our role as a financial intermediary in client-related transactions and international operations. Following is a description of our primary market risk exposures and how we manage those exposures:

     Credit Risk. Credit risk arises from the potential nonperformance by counter parties, clients or debt security issuers. We are exposed to credit risk as a margin lender to the customers of our correspondents, as a trading counter party to dealers and clients, as a holder of securities and as a member of exchanges and clearing organizations. In the normal course of business, we purchase and sell securities as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, we may incur a loss if the market value of the security fluctuates from the contract amount of the transaction.

     We extend credit to customers through margin transactions, which are subject to various regulatory and internal margin requirements. Cash and securities held in customer accounts serve as collateral for the extension of credit. Our compliance with various regulatory and internal guidelines concerning customer activities provides a means of controlling risks associated with these transactions. We deposit customer margin account securities with lending institutions as collateral for borrowings. If a lending institution does not return a security, we may be obligated to purchase the security in order to return it to the customer. In such circumstances, we may incur a loss equal to the amount by which the market value of the security on the date of nonperformance exceeds the value of the loan from the institution. We also enter into reverse repurchase agreements, whereby we purchase securities under agreements to resell them. In the event that the counter party is unable to fulfill its contractual obligation, we would have credit risk exposure if the value of the collateral is less than the related receivable. We monitor our exposure to counter party risk through the use of credit exposure information, the monitoring of collateral values and the establishment of credit limits.

     Equity Price Risk. Permitting customers to purchase securities on margin exposes us to equity price risk, especially during periods of rapidly declining markets in which the value of our collateral could fall below the amount of a customer's indebtedness before the collateral could be liquidated. We monitor margin levels daily and initiate action when additional collateral or a reduction in customer security positions is necessary.

     Foreign Currency Exchange Rate Risk. We transact business in various foreign currencies and, accordingly, we are subject to exposure from adverse movements in foreign currency exchange rates. The effect of changes in foreign currency exchange rates on revenues and operating expenses are not expected to be material, as only a small percentage of our revenues are earned and expenses are incurred in currencies other than U.S. dollars. Revenues earned and expenses incurred by our European subsidiary are denominated primarily in U.K. pounds sterling. Revenues earned and expenses incurred by ECE Electronic Clearing Inc. are denominated primarily in Canadian dollars.

     In addition, our U.K. subsidiary and our proposed Canadian operations are subject to capital adequacy tests denominated in local currencies. In the event of substantial currency exchange fluctuations, we may be unable to meet these capital adequacy requirements.

     We currently do not use financial instruments to hedge revenues or expenses in the U.K. or Canada denominated in their respective local currency. We intend to assess the need to utilize financial instruments to hedge foreign currency exchange rate risk exposures on an ongoing basis.

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

                                    BUSINESS

OVERVIEW

     We are a technology-focused provider of a broad range of securities clearing, margin lending and other related services to the brokerage industry, primarily to direct access and online broker-dealers. We provide our clients, which we refer to as our correspondents, with securities clearing services that include integrated trade execution, clearing and custody services, customer account maintenance and customized data processing services. We have made substantial investments in the development of customized data processing systems that we use to provide these "back-office" services to our correspondents, reducing the need for our correspondents to make significant capital investments in a clearing infrastructure and allowing them to focus on their core competencies. These systems also enable us to provide customized information directly to our correspondents' customers through our integration with our correspondents' web sites as well as through direct electronic transmission of transaction and account data to our correspondents' customers.

     As a result of our clearing relationships with our correspondents, we have developed a significant margin lending business with our correspondents' customers. We also engage in securities lending activities as a means of financing our business and generating additional net interest income.

     We had 79 correspondents as of June 30, 2000, an increase from 63 correspondents as of June 30, 1999. We have increased our quarterly clearing volume to approximately 8.9 million confirmed transactions for the quarter ended June 30, 2000 as compared to approximately 3.9 million confirmed transactions for the quarter ended June 30, 1999, an increase of 128.1%. We have also increased our margin loans outstanding to approximately $470.9 million at June 30, 2000 from approximately $229.3 million at June 30, 1999, an increase of 105.4%.

INDUSTRY BACKGROUND

     Several significant trends have influenced the market for securities clearing and related services to the brokerage industry, including the growth in direct access and online brokerage business, an increase in equity trading volumes and an increase in margin loan activity. These trends have resulted in the increased need for outsourced clearing services by many direct access and online broker-dealers. A direct access broker-dealer enables an investor to make securities trades based on direct electronic access to real-time bid, ask and volume information for a security and through direct execution links to various exchanges and other execution providers. An online broker-dealer enables an investor to interact with and perform trades through his broker via the Internet.

  Growth in Direct Access and Online Brokerage Business

     The direct access and online brokerage business originated in the mid-1990's as a result of advances in data communications and processing technology as well as the development of the Internet. During the last several years, direct access and online broker-dealers have benefited from wider acceptance of and confidence in the Internet as a reliable, secure and cost-effective medium for securities order placement and trade execution. In addition, during the last several years, there has been a significant increase and improvement in investment analysis information available to investors from a variety of sources, including the web sites of direct access and online broker-dealers. As a result, customers of direct access and online broker-dealers have increasingly been provided access to much of the same information that full-service brokers have traditionally provided to their customers, such as research and analyst recommendations regarding individual securities, real-time quotes, market news and other company-specific information. In addition, the ability of direct access brokers to provide direct electronic access to real-time information relating to bid and ask prices for securities as well as quantities available for purchase or sale at specified prices is an attractive capability for active traders that is generally not available through traditional full-service brokerage firms. The direct access and online brokerage firms have also benefited by offering lower trading commissions than many traditional full-service brokers.

     Due to these factors, the direct access and online brokerage business has grown rapidly over the past several years. According to International Data Corporation, or IDC, since the early stages of Internet access for online brokerage services, the number of online brokerage accounts in the U.S. has increased to 12.7 million accounts at the end of 1999, representing $875.3 billion in assets, from an estimated 3.5 million accounts at the end of 1997, representing $319.7 billion in assets, and is estimated to reach 28.3 million accounts at the end of 2004, representing $2,469.3 billion in assets. In addition, direct access trading accounts for an estimated 15% of the Nasdaq National Market's daily trading volume.

  Increase in Trading Volumes

     The U.S. securities industry has experienced significant increases in trading volumes over the last several years. The average daily volume of securities traded on Nasdaq grew to 1.1 billion shares in 1999 from 401.6 million shares in 1995. The average daily volume of securities traded on the NYSE increased to 809.7 million shares in 1999 from 346.4 million shares in 1995. In addition, the number of transactions processed by The Depository Trust & Clearing Corporation, or DTCC, in 1999 was approximately 1.6 billion, an increase of 69% from the previous year. The average daily number of transactions processed by DTCC has increased to 6.3 million in 1999 from 1.4 million in 1995. We believe that these increases in trading volume have resulted from the increase in the number of individual investors who actively manage their own accounts without a broker's assistance, lower transaction costs for individual traders, the growth of active trading, the increase in the number of U.S. equities traded in the public markets, the lengthening of trading sessions, shorter settlement periods and greater volatility in the trading prices of many U.S. equity securities. The increases in trading volumes have increased the number of transactions required to be executed, processed and settled by the clearing operations of broker-dealers or by outsourced clearing companies.

  Increase in Margin Loans

     During the past several years, there has been a significant increase in the volume of margin loans. The dollar amount of margin loans made by all NYSE- and NASD-designated clearing firms has grown to $242.0 billion at December 31, 1999 from $76.7 billion at December 31, 1995, an increase of 216%. We believe that this increase in margin lending is due to a number of factors, including the lower risk perceived by many investors with respect to margin loans in the environment of rising stock prices that has been experienced over the last several years as well as increased awareness by individuals of the opportunity to purchase stock on margin.

  Need for Outsourced Clearing Services by Many Brokerage Firms

     As individual investors demand faster, broader and better service from their securities brokers, broker-dealers that provide superior customer service enjoy a competitive advantage. Direct access and online broker-dealers often outsource the clearing function in order to allow their management to focus on their core businesses and to maintain flexibility of clearing costs that vary based on their levels of trading volume rather than the substantial fixed infrastructure costs associated with self-clearing.

     Broker-dealers are subject to supervision and regulation under federal and state securities laws, the SEC, the NASD and other regulatory authorities with respect to numerous aspects of their business. Many direct access and online broker-dealers seek to minimize the administrative

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

expense and complexity of compliance with these requirements, particularly those relating to record keeping and safeguarding customer securities and cash, by outsourcing these functions. In addition, many of these direct access and online brokerage firms may not have sufficient capital to satisfy the demand by their customers for margin loans due to the stringent rules of the SEC, the NASD and other regulatory agencies with respect to the maintenance of specific levels of net capital. Accordingly, direct access and online broker-dealers may choose to avoid the net capital requirements imposed by regulatory agencies by outsourcing their securities clearing needs.

OUR SOLUTION

     We provide our correspondents with securities clearing, margin lending and other related services. Our correspondents outsource these activities to us in order to avoid the capital required by regulatory authorities to support these activities as well as to reduce the need for specialized margin lending and clearing technology and support personnel. We believe that our services provide the following benefits to our correspondents:

     - Offer Variable Clearing Costs and Economies of Scale. We believe that our clearing services allow our correspondents to take advantage of economies of scale by leveraging our investment in software and systems at a significantly lower cost than these broker-dealers would generally incur to self-clear. The ability to obtain securities clearing services on a cost-effective basis is a key factor in enabling direct access and online broker-dealers to charge their customers lower commissions than those charged by traditional broker-dealers.

     - Provide Enhanced Account Portfolio Information Services. We have created customized software solutions to enable our correspondents to manage and analyze their accounts, which enables them to improve service levels to their customers while lowering fixed costs.

     - Facilitate Compliance with Government Regulation. By outsourcing regulated activities, such as margin lending, our correspondents are able to eliminate reporting requirements and reduce the burden on management of dealing with related compliance issues. In addition, we can facilitate broker-dealer compliance with other regulatory requirements by providing automated reporting, record keeping and other tasks.

     - Generate Margin Lending Revenue. Our net capital position enables us to make margin loans directly to the customers of our correspondent broker-dealers. As a result, our correspondents can compete more effectively in attracting their customers by earning commissions relating to margin loans without having to manage interest rates or satisfy related capital requirements.

OUR STRATEGY

     Our goal is to be the leading provider of securities clearing, margin lending and other related services to direct access and online broker-dealers. To accomplish this goal, we are pursuing the following key strategies:

     - Focus on High-Volume Direct Access and Online Broker-Dealers. We will continue to target our clearing services primarily to the growing direct access and online broker-dealer markets. In addition, we plan to continue to focus on margin lending as a complementary service to our clearing services. By enhancing our customized software solutions that we provide to our correspondents, we believe that our clearing and margin lending activities will increase as the market for direct access and online brokerage services increases, thereby providing us with significant opportunities for growth in revenues and operating income.

     - Continue to be Selective in the Correspondents We Serve. We are selective in the brokerage firms that we serve. We evaluate a brokerage firm's experience in the industry, its financial condition and the background of the principals of the firm when determining whether to accept a prospective correspondent. After selecting a correspondent, we continue to monitor their activities as part of our risk assessment program. We will continue to follow these selectivity standards and monitor our correspondents, which will promote our ongoing success by allowing us to create long-term relationships with correspondents who demonstrate growth potential, while minimizing turnover among our client base as well as our exposure to litigation.

     - Continue to Invest in Highly Scalable Sophisticated Clearing Solutions. We have developed sophisticated Internet-based information systems that provide our correspondents and their customers with the detailed information needed to be successful in the rapidly changing marketplace. Our clearing solution is automated and "exception driven," meaning that it requires manual intervention only when a transaction or process violates one of our internal parameters. An example of this would be a "trade break," which occurs when we are unable to match an order executed by one of our correspondents with an order submitted by a counter party. Our exception-driven processing allows us to scale our business to handle an increase in transaction volume without having to make a corresponding increase in our workforce.

     - Continue to Provide Timely, Updated Information to Enhance and Differentiate Our Service Offerings. Our internally developed systems enable us to update customer information and process transactions in real time as we receive them from our correspondents. We provide our correspondents with customized information processing that is integrated with our correspondents' Web site information systems, enabling our correspondents to differentiate the services they offer to their customers from those of their competitors.

     - Expand Our Operations Internationally. We recently acquired a London-based clearing company with extensive experience in agency clearing operations in the European securities markets and are in the process of closing our acquisition of a Canadian clearing company that provides clearing services to the direct access and retail markets in Canada. We intend to use these platforms to significantly increase our international capabilities to clear securities transactions. We believe this capability will become more important as investors increasingly trade on a global basis. In addition, we intend to expand our margin lending business internationally.

     - Develop Multi-Currency Clearing Capabilities for International Applications. In response to the globalization of securities markets, we are working in conjunction with SunGard to add multi-currency settlement capabilities to our back-office software platform, SunGard Phase3. Our objective is to be one of the first clearing companies to have the ability to facilitate the execution of an order for our correspondents and their customers in any major global market in any major currency. We began internally testing this new capability in September 2000.

     - Invest in and Develop Our Employees and Our Culture. We believe that investing in people is critical to delivering best execution practices and high quality client service. We intend to continue our practice of aggressively recruiting high caliber people and retaining these individuals by providing appropriate compensation incentives and by fostering a cooperative, teamwork oriented culture. We encourage the development of our employees and often offer financial assistance in their endeavors to further their training and education.

OUR SERVICES

  Clearing Operations

     United States. We provide securities clearing services to our correspondents on a fully disclosed basis. In a fully disclosed clearing transaction, the identity of the correspondent's customer is known to us and we maintain the customer's account and perform a variety of services as agent for the correspondent.

     The execution and clearing process requires the performance of a series of complex steps, many of which are accomplished with data processing equipment. The execution process begins when the correspondent accepts its customer's order for the purchase or sale of securities and electronically transmits the order for execution. While our direct access correspondents typically execute their own trades, we are generally involved in the execution process for our online and other correspondents by routing an order to a desired market. When we route a trade for execution, we receive information electronically from the market maker, electronic communication network or exchange and this information is electronically entered into our processing system. As we execute transactions, or as they are reported to us by our correspondents, customer account balances and records are updated on a real-time basis both in the SunGard Phase3 databases and in our own proprietary databases.

     After the execution process is complete, we clear the transaction by taking possession of the cash of the correspondent's customer, if securities are being purchased, or certificates, if securities are being sold, and by delivering cash or certificates to the broker for the other party to the transaction. Both we and our correspondents generally require that cash, margin buying power or securities be in the customer's account prior to the execution of an order. We deduct the money, or credit the proceeds, due on the transaction from the customer's account, including the commission charged by the correspondent, withhold from the commission our charge for execution and clearing and any other amounts due to us, and remit the net commission to the correspondent on a monthly basis. Cash or certificates received by us for the correspondent's customer will generally be held in the account, although we will deliver these items to the customer upon request. We send the customer a monthly or quarterly statement of the customer's account on behalf of the correspondent.

     The actual clearing functions for multiple transactions involving many brokerage firms are even more complex. Instead of matching each purchaser and seller in a transaction and making delivery to and receiving payment from each of them, the securities industry has established a netting process through which securities and money are delivered or received between brokerage firms using central clearing houses such as the DTC or NSCC. As of December 31, 1999, on a pro forma basis giving effect to the acquisition of our United Kingdom operations as if it had occurred on January 1, 1999, substantially all of the transactions we processed were in the United States.

     Canada. We are in the process of acquiring ECE Electronic Clearing Inc., a clearing firm located in Montreal, to expand our clearing operations into Canada. Canada has four types of approved clearing models and our Canadian operation is approved for all of these. We are concentrating on type 3 clearing services, which resemble our U.S. fully disclosed clearing model.

     Under the rules of the Investment Dealers Association of Canada, arrangements between members of a self-regulatory organization in Canada that are participating institutions in the Canadian Investor Protection Fund are referred to as "type 3 introducing and carrying broker arrangements." Under such an arrangement, the "carrying broker" would be the Canadian equivalent of a clearing firm in the U.S. and the "introducing broker" would be the Canadian equivalent of a correspondent in the U.S.

     As a "type 3 carrying broker," our key responsibilities will include the trading of securities for customers' accounts and for the introducing broker's principal business, making deliveries and settlements of cash and securities in connection with such trades, holding securities and/or cash of customers and of the introducing broker and preparing and delivering directly to customers documents as required by applicable law and regulatory requirements with respect to the trades cleared by us, including confirmation of trades, >monthly statements summarizing transactions for the preceding month and, for inactive accounts, statements of securities and money balances held by us for customers.

     United Kingdom. Our U.K. clearing operation currently processes transactions in the U.K. and other international markets by providing a purely administrative back-office service. We act as agent for our correspondents' customers, whom we classify as market counterparties under the rules of the Securities and Futures Authority, referred to as the SFA, and supply these customers with the information needed to settle their transactions. However, we have applied for the authority to process transactions under a fully disclosed clearing model similar to the U.S., which the SFA defines as Model B clearing. Under Model B clearing, our U.K. operations will be able to offer our clearing services throughout all of the European Union, Norway, Lichtenstein and Iceland. We will assume the positions and therefore full liability for the clearing and settlement of the trades. We intend to introduce this line of business by the end of this year, following SFA regulatory approval.

  Internet Account Portfolio Information Services

     We have created customized software solutions to enable our correspondents and their customers to review their account portfolio information through the Internet. Through the use of our internally developed technology, combined with technology licensed from third parties, we are able to update the account portfolios of our correspondents' customers as securities transactions are executed and cleared. A customer is able to access detailed and personalized information about his account, including current buying power, trading history and account balances. Further, our solution allows a customer to download his brokerage account information into Quicken, a personal financial management software program, and other financial and spreadsheet applications so that all of his financial data can be integrated.

  Margin Lending

     United States. We derive revenues in our margin lending business by extending credit to customers of our correspondents, which allows the customer to purchase securities on margin. We extend credit for a portion of the purchase price of the securities, which is collateralized by existing securities and cash in the customer's account. Our margin lending activities are subject to the margin rules of the Board of Governors of the Federal Reserve System and the NASD, which generally permit margin loans of up to 50% of the value of the securities collateralizing the loan at the time the loan is made. The actual amount of any margin loan to a customer of one of our correspondents is subject to our internal credit analysis which is based on a variety of factors, including an evaluation of the securities in the margin account, the volatility of the stock prices of these securities and the concentration of securities in one or more companies or industries. From time to time we may also perform a credit analysis on the correspondent firm and the credit of its customer. As a result of our risk management practices, we may restrict margin loans to amounts less than 50% of the value of the securities collateralizing the loans.

     In permitting customers to purchase securities on margin, we are subject to the risk of a market decline that could reduce the value of the collateral held by us to below the customers' indebtedness before the collateral could be liquidated, which could result in losses to us. Under applicable NASD rules, in the event of a decline in the market value of the securities in a margin account, we are generally obligated to require the customer to deposit additional securities or cash in the account so that at all times the customer's equity in the account is at least 25% of the value of the securities in the account. Although we have agreements with margin account customers that permit us to liquidate their securities with or without prior notice in the event of an insufficient amount of margin collateral, we may be unable to liquidate such securities for various reasons, such as the pledged securities not being actively traded, an undue concentration of certain pledged securities or a rapid decline in the price of the pledged securities. We also have agreements with our correspondents that provide indemnity to us by our correspondents for defaults on margin loans by the correspondents' customers. As of June 30, 2000, we had outstanding $470.9 million of margin loans in the U.S.

     We are subject to the SEC's net capital rule, Rule 15c3-1, promulgated under the Securities Exchange Act of 1934, which specifies minimum net capital requirements for registered broker-dealers and requires, among other things, that at least a minimum part of a broker-dealer's assets be kept in relatively liquid form. Our margin lending activities constitute the major portion of the basis on which our net capital requirements are determined under the net capital rule. See "Risk Factors -- If we fail to abide by net capital requirements imposed on broker-dealers, we may be subject to suspension, revocation of registration or expulsion by the SEC, the NASD or foreign regulatory authorities" and "Risk Factors -- Our margin lending business is subject to the risk that the value of the collateral we hold could fall below the amount of a customer's indebtedness." As of June 30, 2000, our net capital was approximately $43.2 million, which exceeded by $34.4 million our required net capital of approximately $8.8 million. Following the receipt of the net proceeds from this offering, our net capital will increase, which will allow us to further expand our margin lending activities.

     Canada. Margin lending is relatively common in the Canadian markets, but is subject to a different set of rules than in the U.S. markets. There are not separate initial and maintenance rules, but rather one set of rules promulgated by the exchanges and self regulatory organizations. Upon the acquisition of ECE Electronic Clearing Inc., our practice will be to finance up to 50% of the market value of eligible transactions and to maintain these margin accounts at a minimum of 50% equity.

     Canadian rules allow for the use of customer credits to finance customer debits, but are more limiting than similar U.S. rules. The amount of credits that may be used in this fashion is related directly to total capital. This will have the effect of requiring significant additional capital in our proposed Canadian operations as customer margin loans grow. As of June 30, 2000, ECE had outstanding $1.8 million Canadian dollars, or $1.2 million U.S. dollars, of margin loans in Canada.

     United Kingdom. In the future, we may offer margin lending services through our U.K. subsidiary. To do this, we would need to obtain approval from the SFA. Also, in order to lend money or extend credit, the Office of Fair Trading, or OFT, may require that our U.K. subsidiary obtain a consumer credit license under the Consumer Credit Act of 1974. While margin lending is significantly less common in the U.K. markets than in the U.S. markets, we believe that margin lending will become more accepted in this market as direct access and online brokerage becomes more accepted. If margin lending does grow and we obtain the proper approvals, the capital requirements for our U.K. operations may increase significantly.

     A major difference in the U.K. lending model is the source of funds. With respect to firms regulated by the SFA, all customer money which is protected under the SFA client money rules must be segregated and may not be used to finance customer margin balances, unlike the U.S. model that allows such activity. This reduces the profitability of margin lending activities in the U.K.

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

  Holding and Safeguarding Securities and Cash Deposits

     We hold and safeguard securities and cash deposits of our correspondents' customers. Many of our correspondents do not have the ability to hold securities and cash deposits since the holder must comply with the net capital rules of the Federal Reserve and the NASD with respect to these activities.

  Securities Lending and Borrowing

     We lend securities that we hold for our correspondents and their customers to other broker-dealers as a means of financing our business and generating interest income. This lending is permitted under and governed by SEC rules. We also engage in conduit activities where we act as a middleman by borrowing securities from one broker-dealer and lending the same securities to another broker-dealer. All of our securities borrowing and lending activities are performed under a standard form of securities lending agreement, which governs each party's rights to mark securities to market.

SALES AND MARKETING

  United States

     We focus our sales and marketing efforts in the U.S. on the direct access and online sector of the brokerage industry. We have two marketing representatives, one located on each coast, which enables us to effectively deploy our sales efforts throughout the U.S. In addition, we are currently seeking to hire a North American marketing director to oversee our entire marketing efforts. We participate in industry conferences and trade shows and seek to differentiate our company from our competitors based on our reputation as a premier provider of technology-focused clearing solutions.

  International

     We believe that a significant opportunity exists in foreign markets as the adoption of online trading expands in other countries. We intend to capitalize on this opportunity by being one of the first companies to develop cross-border and multi-currency trade processing capabilities.

     In Canada, the marketing efforts of ECE Electronic Clearing Inc. have been handled primarily by its president. In connection with our pending acquisition of ECE, ECE recently added two executives with marketing responsibilities and opened a Toronto office to facilitate their efforts. After we complete the acquisition of ECE, we intend to integrate some of these responsibilities into our U.S. marketing operations as we move toward a North American sales force.

     In the U.K., our marketing efforts are led by the six directors of our U.K. firm. These individuals have had significant experience in the U.K. and European markets. We also use industry publications and other events to promote our services.

OUR CORRESPONDENTS

     Our target correspondents are direct access and online broker-dealers. The following table presents a list of our largest correspondents based on revenues for the six months ended June 30, 2000:

     -      A.B. Watley, Inc.

     -      All-Tech Investment Group, Inc.

     -      Blackwood Trading, LLC

     -      CFC Securities, Inc.

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

     -      CyBerBroker, Inc. (a subsidiary of The Charles Schwab Company)

     -      Mt. Pleasant Brokerage Services, LLP

     Three correspondents, CyBerBroker, A.B. Watley and Mt. Pleasant Brokerage Services, each accounted for more than 10% of our total revenues for the year ended December 31, 1999. CyBerBroker also accounted for more than 10% of our total revenues for the six months ended June 30, 2000. In addition, for the year ended December 31, 1999 and the six months ended June 30, 2000, our five largest correspondents accounted for 49% and 43%, respectively, of our net revenues from clearing operations.

     As of June 30, 2000, we had 79 correspondents, an increase from 63 correspondents as of June 30, 1999. Before conducting business with a brokerage firm, we review a variety of factors relating to the prospective correspondent, including the brokerage firm's experience in the securities industry, its financial condition and the personal backgrounds of the principals of the firm. We seek to establish relationships with brokerage firms whose management teams and operations we believe will be successful in the long term, so that we may benefit from increased clearing volume and margin lending activity as the businesses of our correspondents grow. Our quarterly clearing volume increased to approximately 8.9 million confirmed transactions for the quarter ended June 30, 2000 from approximately 3.9 million confirmed transactions for the quarter ended June 30, 1999, an increase of 128.1%. In addition, our margin loans outstanding increased to approximately $470.9 million at June 30, 2000 from approximately $229.3 million at June 30, 1999, an increase of 105.4%.

TECHNOLOGY

     Our success is largely attributable to management's ability to identify and deploy emerging technologies that facilitate securities clearing. Technology has enhanced our ability to handle an increasing volume of transactions without a corresponding increase in personnel. We use our proprietary technology and technology licensed from third parties to provide customized, detailed account information to our correspondents and their customers.

     We license a software program called Phase3 from SunGard Financial Systems, a subsidiary of SunGard Data Systems. Phase3 is an online, real-time data processing system for securities transactions. As trades are entered into the Phase3 system, via electronic transmission from our correspondents, directly by customers from online trading systems, or in other ways, the customer records are updated. Phase3 performs the core settlement functions with the industry clearing and depository corporations, and maintains the regulatory books and records for our correspondents, their customers and us.

     We receive information from the Phase3 databases on a real-time basis through replication technology, a software functionality that allows us to provide real-time transaction information to our correspondents. We use this information to update our databases and internal programs. We in turn replicate this information to our correspondents for use in their databases and to update their trading systems and web sites. This flexible access to information is one of our major competitive advantages.

     From a software development perspective, we rely on Phase3 for the core processes and for improvements and changes in the core processes. This is largely accomplished through the work of the Penson custom team at SunGard, which is a development group of three to five people who work solely on our projects.

     We have built custom processes for many of the non-core processes through the use of the data that we receive from Phase3. These custom processes make us less dependent on Phase3 and increase the reliability and efficiency of our overall data processing model. We are able to process more trades in a shorter period of time than if we relied solely on the standard Phase3 product. We are also able to offer our correspondents and their customers more flexible access to information and data regarding their accounts.

     Our processes are developed to run on Microsoft applications using Compaq servers and Dell workstations. These software and hardware platforms are scalable and reliable, and are inexpensive when compared to main frames and the core back-office processing systems such as SunGard Phase3. We anticipate that we will be able to continue to develop value-added custom processing models, which will make us more efficient as our business continues to grow.

     We strive to develop and implement straight-through processing solutions in all of our operation processes. This means that we examine each process to determine ways to minimize manual intervention and to maximize automated or straight-through processing. Our objective in each process is to intervene manually only to handle exceptions, and to allow normal transactions to process automatically. This growth in efficiency allows us to handle more transactions without adding staff in proportion to our transaction growth. We are also examining our processes to determine which ones can be efficiently provided to our correspondents' customers on our correspondents' Web sites. Processes that we can make available to these customers make us more competitive and more efficient.

COMPETITION

     The market for securities clearing and margin lending services is highly competitive. We expect competition to continue and intensify in the future. We encounter direct competition from firms that offer services to direct access and online brokers. Some of these competitors include Computer Clearing Services, Inc.; Herzog Heine Geduld, Inc.; JB Oxford Holdings, Inc.; Southwest Securities, Inc.; Spear, Leeds & Kellogg LP; and U.S. Clearing (a division of Fleet Securities, Inc.) We encounter indirect competition from many other clearing firms that provide clearing and execution services to the securities industry.

     We believe that the principal competitive factors affecting the market for our clearing and margin lending services are price, technology, financial strength, client service and breadth of services. Based on management's experience, we believe that we presently compete effectively with respect to each of these factors.

     A number of competitors have significantly greater financial, technical, marketing and other resources than we have. Some of our competitors offer a wider range of services and products than we offer and have greater name recognition and more extensive client bases. These competitors may be able to respond more quickly to new or evolving opportunities, technologies and client requirements than we can and may be able to undertake more extensive promotional activities and offer more attractive terms to clients. Recent advancements in computing and communications technology are substantially changing the means by which securities transactions are effected and processed, including more direct access online to a wide variety of services and information, and have created a demand for more sophisticated levels of client service. The provision of these services may entail considerable cost without an offsetting increase in revenues. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. New competitors or alliances among competitors may emerge and they may acquire significant market share. Additionally, large brokerage firms that currently perform their own clearing functions may decide to start marketing their clearing services to other brokerage firms.

     In addition to companies that provide clearing services to the securities industry, we encounter competition from brokerage firms that may elect to perform their clearing functions themselves. For instance, A.B. Watley, one of our largest correspondents, recently notified us that it intends to start self-clearing. The option to convert to self-clearing operations is attractive due to the fact that as the transaction volume of the broker-dealer increases, the cost of
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

implementing the necessary infrastructure for self-clearing may be eventually offset by the elimination of per-transaction processing fees that would otherwise be paid to a clearing firm. Additionally, performing their own clearing services allows self-clearing correspondents to retain customer free credit balances and securities for use in margin lending activities. In order to make a clearing arrangement with us more attractive to these high-volume broker-dealers, we may offer such firms transaction volume discounts or other incentives.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     Despite the precautions we take to protect our intellectual property rights, it is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization or otherwise infringe upon our proprietary rights. It is also possible that third parties may independently develop technologies similar to ours. It may be difficult for us to police unauthorized use of our intellectual property. We cannot assure you that the steps we take will prevent misappropriation of our technology. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation, whether or not successful, could result in substantial costs and diversions of resources.

     We may in the future receive notices of claims of infringement of other parties' proprietary rights. We cannot assure you that claims of infringement or invalidity (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against us. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources or require us to enter into royalty or licensing agreements. We cannot assure you that these royalties or licenses would be available on reasonable terms, if at all.

GOVERNMENT REGULATION

     The securities industry in the United States is subject to extensive regulation under both federal and state laws. In addition, the SEC, the NASD, other self regulatory organizations, commonly known as SROs, such as the various stock exchanges, and other regulatory bodies, such as state securities commissions, require strict compliance with their rules and regulations. As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors participating in those markets, not protecting creditors or stockholders of broker-dealers. Companies that operate in the securities industry are subject to regulation concerning many aspects of their business, including trade practices, capital structure, record retention and the conduct of directors, officers and employees. Failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees. We and some of our officers and other employees have, in the past, been subject to claims arising from the violation of such laws, rules and regulations. An adverse ruling against us or our employees, including censure or suspension, could result in our company, directors, officers and other employees being required to pay a substantial fine or settlement, and could result in their suspension or expulsion.

     The regulatory environment in which we operate is subject to change. Our profitability may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other United States or foreign governmental regulatory authorities or the NASD. We may also be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and the NASD. Additional regulation, changes in existing laws and rules, or changes in interpretations or enforcement of existing laws and rules often directly affect the method of operation and profitability of securities firms. We cannot predict what effect any such changes might have.
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

     Our business, both directly and indirectly, relies on the Internet and other electronic communications gateways. We intend to expand our use of these gateways. To date, the use of the Internet has been relatively free from regulatory restraints. However, the SEC, SROs and states are beginning to address regulatory issues that may arise in connection with the use of the Internet. Accordingly, new regulations or interpretations may be adopted that constrain our own and our correspondents' abilities to transact business through the Internet or other electronic communications gateways.

     In addition, we have recently established a London-based subsidiary and are in the process of acquiring a Canadian clearing firm and may expand our business into other countries in the future. To expand our services internationally, we will have to comply with the regulatory controls of each country in which we conduct business. The brokerage industry in many foreign countries is heavily regulated. The varying compliance requirements of these different regulatory jurisdictions and other factors may limit our ability to expand internationally. We cannot assure you that we will be successful in obtaining the necessary regulatory approvals for any such expansion, or if such approvals are obtained, that we will be able to continue to comply with such regulations. The failure to obtain or comply with such approvals could negatively affect our international operations.

NET CAPITAL REQUIREMENTS

     As a registered broker-dealer and member of the NASD, our broker-dealer subsidiary is subject to the SEC's net capital rule. The net capital rule, which specifies minimum net capital requirements for registered broker-dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in relatively liquid form. In general, net capital is defined as net worth, plus qualifying subordinated borrowings and specified discretionary liabilities, less specified mandatory deductions that result from excluding assets that are not readily convertible into cash and from the conservative valuation of other specified assets. Among these deductions are adjustments, which are commonly called "haircuts," which reflect the possibility of a decline in the market value of firm inventory prior to disposition.

     Failure to maintain the required net capital may subject us to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies and, if not cured, could ultimately require our liquidation. The net capital rule prohibits payments of dividends, redemption of stock, the prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a stockholder, employee or affiliate, if such payment would reduce our net capital below required levels.

     The net capital rule also provides that the SEC may restrict for up to 20 business days any capital withdrawal, including the withdrawal of equity capital, or unsecured loans or advances to stockholders, employees or affiliates, if such capital withdrawal, together with all other net capital withdrawals during a 30-day period, exceeds 30% of excess net capital and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the broker-dealer. In addition, the net capital rule provides that the total outstanding principal amount of a broker-dealer's indebtedness under specified subordination agreements, the proceeds of which are included in its net capital, may not exceed 70% of the sum of the outstanding principal amount of all subordinated indebtedness included in net capital, par or stated value of capital stock, paid in capital in excess of par, retained earnings and other capital accounts for a period in excess of 90 days.

     A change in the net capital rule, the imposition of new rules or any unusually large charges against net capital could limit some of our operations that require the intensive use of capital and also could restrict our ability to withdraw capital from our broker-dealer subsidiaries, which in turn could limit our ability to pay dividends, repay debt or repurchase shares of outstanding

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

stock. A significant operating loss or any unusually large charge against net capital could adversely affect our ability to expand or even maintain our present levels of business.

     As we transition our clearing operations to a Model B strategy in Europe, our U.K. subsidiary will be subject to a capital adequacy test that requires our subsidiary to maintain stockholders equity and qualifying subordinated loans in excess of 730,000 euros. If we fail to maintain the required capital, we may be subject to fine, suspension or revocation of our license with the SFA. If our license is suspended or revoked or if the capital adequacy requirements are changed or expanded, we may be required to discontinue our U.K. operations, which could result in diminished revenues.

     ECE Electronic Clearing Inc. is a member of the Investment Dealers Association of Canada, or the IDA, and a holder of permits with the Montreal Exchange and is therefore subject to the IDA and Montreal Exchange rules relating to the maintenance of capital. The IDA regulates the maintenance of capital by member broker-dealers by requiring that broker-dealers periodically calculate their risk adjusted capital, referred to as RAC, in accordance with a prescribed formula which is intended to ensure that members will be in a position to meet their liabilities as they become due.

     A member's RAC is calculated by starting with its net allowable assets, which are assets that are conservatively valued with emphasis on liquidity, and excluding assets that cannot be disposed of in a short time frame or whose current realizable value is not readily known, net of all liabilities, and deducting the applicable minimum capital and margin requirements, adding tax recoveries, if any, and subtracting the member's securities concentration charge.

     Furthermore, the IDA rules provide for an early warning system which is designed to provide advance warning of a member firm encountering financial difficulties. Various parameters based on prescribed calculations involving the firm's RAC are designed to identify firms with capital adequacy problems. If any of the parameters are violated, several sanctions or restrictions are imposed on the member firm. These sanctions, which may include the early filing of a monthly financial report, a written explanation to the IDA from the Chief Executive Officer and Chief Financial Officer, a description of the resolution, and an on-site visit by an examiner, are designed to reduce further financial deterioration and prevent a subsequent capital deficiency.

     Failure of a member firm to maintain required RAC as computed in accordance with applicable IDA and ME requirements can result in further sanctions such as monetary penalties, suspension or other sanctions, including expulsion of the member.

RISK MANAGEMENT

     Our margin lending activities expose our capital to significant risks. These risks include, but are not limited to, absolute and relative price movements, price volatility or changes in liquidity, over which we have virtually no control.

     We attempt to minimize the risks inherent in our margin lending activities by retaining in our margin lending agreements the ability to adjust margin requirements as needed and by exercising a high degree of selectivity when accepting new correspondents. When determining whether to accept a new correspondent, we evaluate, among other factors, the brokerage firm's experience in the industry, its financial condition and the background of the principals of the firm. In addition, we have multiple layers of protection, including the balances in customers' accounts, correspondents' commissions on deposit, clearing deposits and equity in correspondent firms, in the event that a correspondent or one of its customers does not deliver payment for our services. We also maintain a bad debt reserve. Our customer agreements and fully disclosed clearing agreements require industry arbitration in the event of a dispute. Arbitration is generally less expensive and more timely than dispute resolution through the court system.

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

EMPLOYEES

     As of June 30, 2000, we had 195 full-time employees associated with continuing operations, of whom 137 were employed in clearing operations, 29 in technology support and development, 3 in sales and marketing and 26 in finance and administration. Of our 195 full-time employees, 178 are employed in the United States and 17 in the U.K. We expect to add 19 employees in Canada in September 2000 in conjunction with our acquisition of ECE Electronic Clearing Inc. Our employees are not represented by any collective bargaining organization or covered by a collective bargaining agreement. We believe that our relationship with our employees is good.

     Our continued success depends largely on our ability to attract and retain highly skilled personnel. Competition for such personnel is intense, and should we be unable to recruit and retain the necessary personnel, the development, sale and performance of new or enhanced services would likely be delayed or prevented. In addition, difficulties we encounter in attracting and retaining qualified personnel may result in higher than anticipated salaries, benefits and recruiting costs, which could adversely affect our business.

PROPERTIES

     Our headquarters are located in Dallas, Texas, where we lease approximately 41,045 square feet under a lease that expires in December 2008. We have two five-year options to extend the lease at the prevailing market rate. We also lease approximately 3,000 square feet for our London subsidiary. We believe that our present facilities, together with our current options to extend lease terms and occupy additional space, are adequate for our current needs.

LEGAL PROCEEDINGS

     We may be subject to various claims and legal actions arising in the ordinary course of business from time to time. We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results. We and certain of our officers and employees have been subject to legal proceedings in the past and may be subject to legal proceedings in the future. See "Risk Factors -- All aspects of our business are subject to extensive government regulation. If we fail to comply with these regulations, we may be subject to disciplinary or other action by regulatory organizations."

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

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their ages as of June 30, 2000 are as follows:

NAME                                        AGE                    POSITION
----                                        ---                    --------
Roger J. Engemoen, Jr.(2).................  46    Chairman of the Board
Daniel P. Son.............................  62    President and Director
Philip A. Pendergraft.....................  40    Executive Vice President, Treasurer and
                                                  Director
Richard N. Hart III.......................  32    Senior Vice President and Operations
                                                  Manager of Penson Financial Services, Inc.
Ronald D. Morrison........................  36    Vice President and Chief Financial Officer
                                                  of Penson Financial Services, Inc.
Jill M. Zacha.............................  34    Vice President and General Counsel of
                                                  Penson Financial Services, Inc.
James S. Dyer(1)(2).......................  57    Director
J. Kelly Gray(1)..........................  47    Director
William D. Gross..........................  57    Director
David M. Kelly(1)(2)......................  61    Director

---------------

(1) Member of Audit Committee.

(2) Member of Compensation Committee.

     Roger J. Engemoen, Jr. has served as our Chairman of the Board of Directors since September 2000, when we effected our corporate restructuring. Prior to that, he served as the President and a member of the board of directors of Service Asset Holdings, Inc., our predecessor company, as well as an executive officer of various affiliated subsidiaries since 1995. He will continue to serve as Chairman of the Board of Directors of SAMCO Holdings, Inc. and of certain of its subsidiary companies. Mr. Engemoen holds a B.B.A. in finance and accounting and an M.B.A. in finance from Southern Methodist University.

     Daniel P. Son has served as our President and a member of our board of directors since September 2000, when we effected our corporate restructuring. Prior to that, he served as a Vice President and a member of the board of directors of Service Asset Holdings, Inc., our predecessor company, as well as an executive officer of various affiliated subsidiaries since 1995. Mr. Son holds a B.B.A. in accounting from Southern Methodist University.

     Philip A. Pendergraft has served as our Executive Vice President, Treasurer and a member of our board of directors since September 2000, when we effected our corporate restructuring. Prior to that, he served as a Vice President of Service Asset Holdings, Inc., our predecessor company, as well as an executive officer of various affiliated subsidiaries since 1995. Mr. Pendergraft holds a B.A. in economics from Trinity University.

     Richard N. Hart III has served as the Senior Vice President and Operations Manager of Penson Financial Services, Inc., our U.S. broker-dealer subsidiary, since May 1999. Prior to joining us, Mr. Hart served as a Senior Consultant for Berry, Dunn, McNell and Parker from June 1998 to January 1999 and, prior to that, as an Account Manager and Consulting Services Manager for SunGard Brokerage Systems from November 1994 to May 1998. Mr. Hart holds a B.S. in business administration/finance from Merrimack College and an M.B.A. from the F.W. Olin Graduate School of Business at Babson College.

     Ronald D. Morrison has served as the Vice President and Chief Financial Officer of Penson Financial Services, Inc., our U.S. broker-dealer subsidiary, since April 1999. Prior to that, he served as the Senior Research Analyst with SAMCO Capital Markets. Prior to joining SAMCO,

Mr. Morrison served as the Financial Manager of Public Finance for Dain Rauscher, Inc. from January 1998 to May 1998 and, prior to that, as the Financial Manager of the Fixed Income department of Rauscher Pierce Refsnes from June 1996 to December 1997. Prior to that, he was a Project Analyst for ENSR Consulting and Engineering from April 1992 to May 1996. Mr. Morrison holds an M.B.A. from The University of Texas at Dallas.

     Jill M. Zacha has served as the Vice President and General Counsel of Penson Financial Services, Inc., our U.S. broker-dealer subsidiary, since November 1998. Prior to joining us, she was a Senior Compliance Officer with Dain Rauscher, Inc. from January 1997 to October 1998. She has also served as the compliance officer and in-house counsel for Concepts, Inc., a local broker-dealer from July 1996 to December 1996, and as a broker-dealer consultant for Addison Securities, Inc. from December 1994 to June 1996. Ms. Zacha holds a B.B.A. in business from Baylor University and a J.D. from Baylor Law School.

     James S. Dyer has served as a member of our board of directors since September 2000. Dr. Dyer has served as the Chairman of the Department of Management Science/Information Systems at the McCombs School of Business at The University of Texas at Austin since 1988. Dr. Dyer holds a B.A. in physics and a Ph.D. in business administration from The University of Texas at Austin.

     J. Kelly Gray has served as a member of our board of directors since September 2000, when we effected our corporate restructuring. Prior to that, he served as a member of the board of directors of Service Asset Holdings, Inc., our predecessor company, since 1995. Since 1986, Mr. Gray has served in various capacities for Service Life & Casualty Insurance Company, an insurance company, most recently as Chairman and Chief Executive Officer since January 1999. Since 1986, Mr. Gray has also served in various capacities for Service Lloyds Insurance Company, an insurance company, most recently as Chairman and Chief Executive Officer since April 2000. Mr. Gray holds a B.B.A. in general business from The University of Texas at Austin.

     William D. Gross has served as a member of our board of directors since September 2000, when we effected our corporate restructuring. Prior to that, he served as a member of the board of directors of Service Asset Holdings, Inc., our predecessor company, since 1995. Mr. Gross has served as the Vice President of SAMCO since 1988. Mr. Gross holds a B.A. in liberal arts from The University of Texas at Austin.

     David M. Kelly has served as a member of our board of directors since September 2000. Mr. Kelly recently retired from his position as President and Chief Executive Officer of the National Securities Clearing Corporation, a position he held from 1985 to 2000. Mr. Kelly holds a B.A. in economics and business from Michigan State University.

CLASSIFIED BOARD

     Our board currently has seven members. Under our bylaws, our board is divided into three classes of directors serving staggered three-year terms, with one class of directors to be elected at each annual meeting of stockholders. Class I directors, whose terms expire in 2001, are Messrs. Gross and Pendergraft. Class II directors, whose terms expire in 2002, are Dr. Dyer and Mr. Gray. Class III directors, whose terms expire in 2003, are Messrs. Engemoen, Kelly and Son.

BOARD COMMITTEES

     Audit Committee. The audit committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendation of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. The members of the audit committee are Dr. Dyer, Mr. Gray and Mr. Kelly.

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

     Compensation Committee. The compensation committee of the board of directors recommends, reviews and oversees the salaries, benefits and stock option plans for our employees, consultants, directors and other individuals compensated by us. The compensation committee also administers our compensation plans. The members of the compensation committee are Dr. Dyer, Mr. Engemoen and Mr. Kelly.

DIRECTOR COMPENSATION

     Employee directors do not receive cash compensation for their service on our board of directors. Non-employee directors receive an annual retainer of $12,000 and payment of $1,000 per meeting, as well as reimbursement for reasonable expenses incurred in connection with serving as a director. Each individual who first becomes a non-employee member of the board of directors at any time after the offering will receive an option to purchase 25,000 shares of common stock on the date such individual joins the board of directors, provided such individual has not previously been employed by us or any parent or subsidiary corporation. In addition, on the date of each annual stockholders meeting beginning in 2001, each non-employee member of the board of directors will automatically be granted an option to purchase 5,000 shares of common stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our compensation committee currently consists of Dr. Dyer, Mr. Engemoen and Mr. Kelly. None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

     The following table sets forth all compensation received during fiscal 1999 by our Chief Executive Officer and three of our other most highly compensated executive officers whose salary and bonus exceeded $100,000 in 1999. Perquisites and other personal benefits paid to officers in the table below are less than the minimum reporting thresholds and are represented in the table below by "--."

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                     COMPENSATION
                                                                                        AWARDS
                                                                                     ------------
                                           ANNUAL COMPENSATION                        SECURITIES
                                       ----------------------------   OTHER ANNUAL    UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION            YEAR    SALARY      BONUS      COMPENSATION     OPTIONS      COMPENSATION
---------------------------            ----   --------   ----------   ------------   ------------   ------------
Roger J. Engemoen, Jr................  1999   $150,000   $  549,671        --             --             --
  Chairman
Daniel P. Son........................  1999    100,000    1,686,454        --             --             --
  President
Philip A. Pendergraft................  1999    100,000    1,686,454        --             --             --
  Executive Vice President
Richard N. Hart III..................  1999    106,865       30,000        --             --             --
  Senior Vice President and
  Operations Manager of Penson
  Financial Services, Inc.

STOCK OPTION GRANTS AND EXERCISES DURING THE LAST FISCAL YEAR

     No stock options were granted to or exercised by any of the executive officers listed in the summary compensation table above during the last fiscal year.

AGGREGATED OPTION EXERCISES IN THE YEAR ENDED DECEMBER 31, 1999 AND YEAR-END OPTION VALUES

     None of our executive officers exercised options in 1999. None of the executive officers listed in the summary compensation table above held options in 1999.

STOCK OPTION AND OTHER COMPENSATION PLANS

     2000 Stock Incentive Plan. The 2000 Stock Incentive Plan became effective upon its adoption by the board of directors on August 30, 2000. The plan was approved by the stockholders effective as of September 1, 2000.

     5,872,500 shares of common stock have been authorized for issuance under the 2000 Stock Incentive Plan. Of this amount, options to purchase 188,000 shares of common stock have been granted and 5,684,500 shares remain available for future grant. The share reserve will automatically be increased on the first trading day of January each calendar year, beginning in January 2002, by a number of shares equal to 4% of the total number of shares of common stock outstanding on the last trading day of the immediately preceding calendar year, but no such annual increase will exceed 1,552,500 shares. However, in no event may any one participant in the 2000 Stock Incentive Plan receive option grants or direct stock issuances for more than 388,125 shares in the aggregate per calendar year.

     The 2000 Stock Incentive Plan has five separate programs:

     - the discretionary option grant program under which eligible individuals in our employ or service (including officers, non-employee board members and consultants) may be granted options to purchase shares of our common stock;

     - the stock issuance program under which such individuals may be issued shares of common stock directly, through the purchase of such shares or as a bonus tied to the performance of services;

     - the salary investment option grant program under which executive officers and other highly compensated employees may elect to apply a portion of their base salary to the acquisition of special below-market stock option grants;

     - the automatic option grant program under which option grants will automatically be made at periodic intervals to eligible non-employee board members; and

     - the director fee option grant program under which non-employee board members may elect to apply a portion of their retainer fee to the acquisition of special below-market stock option grants.

     The discretionary option grant and stock issuance programs will be administered by our compensation committee. This committee will determine which eligible individuals are to receive option grants or stock issuances, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each such grant or issuance, the exercise or purchase price for each such grant or issuance (which may be less than, equal to or greater than the fair market value of the shares), the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The committee will also select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is activated for one or more calendar years. Neither the compensation committee nor the board will exercise any administrative discretion with respect to option grants made under the salary investment option grant program or under the automatic option grant program or director fee option grant program for the non-employee board members.

     The exercise price for the options may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the compensation committee may allow a participant to pay the option exercise price or direct issue price (and any associated withholding taxes incurred in connection with the acquisition of shares) with a full-recourse, interest-bearing promissory note.

     In the event that the company is acquired, whether by merger or asset sale or board-approved sale by the stockholders of more than 50% of our voting stock, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation or otherwise continued will automatically accelerate in full, and all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent the repurchase rights with respect to those shares are to be assigned to the successor corporation or otherwise continued in effect. The compensation committee may grant options and issue shares which will accelerate
(i) in the acquisition even if the options are assumed and repurchase rights assigned, (ii) in connection with a hostile change in control (effected through a successful tender offer for more than 50% of our outstanding voting stock or by proxy contest for the election of board members) or (iii) upon a termination of the individual's service following a change in control or hostile take-over.

     Stock appreciation rights may be issued under the discretionary option grant program which will provide the holders with the election to surrender their outstanding options for an appreciation distribution from the company equal to the fair market value of the vested shares subject to the surrendered option less the aggregate exercise price payable for such shares. Such appreciation distribution may be made in cash or in shares of common stock. There are currently no outstanding stock appreciation rights under the predecessor plan.

     The compensation committee has the authority to cancel outstanding options under the discretionary option grant program (including options incorporated from predecessor plan) in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the common stock on the new grant date.

     In the event the compensation committee elects to activate the salary investment option grant program for one or more calendar years, each of our executive officers and other highly compensated employees selected for participation may elect to reduce his or her base salary for that calendar year by a specified dollar amount not less than $5,000 nor more than $50,000. In return, the individual will automatically be granted, on the first trading day in the calendar year for which the salary reduction is to be in effect, a non-statutory option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option exercise price will be equal to one-third of the fair market value of the option shares on the grant date. As a result, the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the salary reduction amount. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the salary reduction is to be in effect and will be subject to full and immediate vesting in the event of an acquisition or change in control of the company.

     Under the automatic option grant program, each individual who first joins the board after the date of this offering as a non-employee board member will automatically be granted an option for 25,000 shares of our common stock at the time of his or her commencement of board service, provided such individual has not been in our prior employ. In addition, on the date of each annual stockholders meeting held after the date of this offering, each individual who is to continue to serve as a non-employee board member after such meeting will receive an option grant to purchase 5,000 shares of common stock. Each automatic grant will have an exercise price equal to the fair market value per share of our common stock on the grant date and will have a maximum term of 10 years, subject to earlier termination following the optionee's cessation of board service. Each option will be immediately exercisable, subject to the company's right to repurchase any unvested shares, at the original exercise price, at the time of the board member's cessation of service. Each 25,000 share option grant will vest, and the repurchase right will lapse, in a series of four equal successive annual installments upon the optionee's completion of each year of board service over the four-year period measured from the grant date. Each 5,000 share option grant will vest, and the repurchase right will lapse, upon the optionee's completion of one year of board service measured from the grant date. However, each such outstanding option will immediately vest upon a change in control, a hostile take-over or the death or disability of the optionee while serving as a board member.

     If the director fee option grant program is put into effect in the future, then each non-employee board member may elect to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the non-employee board member would otherwise be paid the cash retainer fee in the absence of his or her election. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of Penson common stock on the grant date. As a result, the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the election is in effect. However, the option will become immediately exercisable for all the option shares upon the death or disability of the optionee while serving as a board member.

     Limited stock appreciation rights will automatically be included as part of each grant made under the automatic option grant and salary investment option grant programs and may be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with such a limited stock appreciation right may be surrendered to the company upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from the company in an amount per surrendered option share equal to the highest price per share of common stock paid in connection with the tender offer less the exercise price payable for such share.

     The board may amend or modify the 2000 Stock Incentive Plan at any time, subject to any required stockholder approval. The 2000 Stock Incentive Plan will terminate no later than August 27, 2010.

     Employee Stock Purchase Plan. Our Employee Stock Purchase Plan was adopted by the board of directors on August 30, 2000 and was approved by the stockholders effective as of September 1, 2000. The plan will become effective immediately upon the execution of the underwriting agreement for this offering. The plan is designed to allow eligible employees of the company and its participating subsidiaries to purchase shares of common stock, at semi-annual intervals, through their periodic payroll deductions. A total of 776,250 shares of our common stock will initially be issued under the plan. The share reserve will automatically increase on the first trading day of January each year beginning in January 2002, by 2% of the total shares of common stock outstanding on the last trading day of the immediately preceding calendar year, but no such annual increase will exceed 776,250 shares. In no event, however, may any participant purchase more than 2,700 shares, nor may all participants in the aggregate purchase more than 388,125 shares on any one semi-annual purchase date.

     The plan will have a series of successive offering periods, each with a maximum duration of 24 months. However, the initial offering period will begin on the day the underwriting agreement is executed in connection with this offering and will end on the last business day in October 2002. The next offering period will begin on the first business day in November 2002, and subsequent offering periods will be set by the compensation committee. Shares will be purchased for the participants semi-annually (the last business day of October and April each year) during the offering period. The first purchase date will occur on April 30, 2001. Should the fair market value of the common stock on any semi-annual purchase date be less than the fair market value on the first day of the offering period, then the current offering period will automatically end and a new offering period will begin, based on the lower fair market value.

     Individuals who are eligible employees on the start date of the initial offering period may enter the plan on that start date or on any subsequent semi-annual entry date (generally May 1 or November 1 each year). Individuals who become eligible employees after the start date of the initial offering period may join the plan on any subsequent semi-annual entry date.

     A participant may contribute up to 15% of his or her cash compensation through payroll deductions and the accumulated payroll deductions will be applied to the purchase of shares on the participant's behalf on each semi-annual purchase date. The purchase price per share will be 85% of the lower of the fair market value of our common stock on the participant's entry date into the offering period or the fair market value on the semi-annual purchase date.

     The board may at any time amend or modify the plan. The plan will terminate no later than the last business day in October 2010.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation and bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of the indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

     We have entered into agreements to indemnify our directors and executive officers in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses specified in the agreements, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or executive officer of our company, any subsidiary of our company or any other entity to which the person provides services at our request. In addition, prior to the consummation of this offering, we will obtain directors' and officers' insurance. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

PRIVATE PLACEMENT OF EQUITY

     5% Stockholders, Directors and Executive Officers. Since July 1995, we have raised capital primarily through the sale of our common stock, including the following sales to holders of more than 5% of our common stock and to our directors and executive officers.

     We sold shares of common stock at a weighted average price of $0.04 per share to the following executive officers, directors and holders of more than 5% of our securities during 1995:

                                                               SHARES OF
PURCHASER                                                     COMMON STOCK
---------                                                     ------------
EXECUTIVE OFFICERS AND DIRECTORS:
Roger J. Engemoen, Jr. .....................................   7,518,150
J. Kelly Gray...............................................   2,004,750
William D. Gross............................................   2,784,375
5% STOCKHOLDERS:
JoAnn Gray Smith............................................   2,004,750
Janey Gray Trowbridge.......................................   2,004,750

     We sold shares of common stock at $0.09 per share to the following executive officer in 1996:

                                                               SHARES OF
PURCHASER                                                     COMMON STOCK
---------                                                     ------------
EXECUTIVE OFFICER AND DIRECTOR:
Philip A. Pendergraft.......................................     56,700

     We sold shares of common stock at a weighted average price of $0.16 per share to the following executive officers and directors during 1997:

                                                               SHARES OF
PURCHASER                                                     COMMON STOCK
---------                                                     ------------
EXECUTIVE OFFICERS AND DIRECTORS:
Daniel P. Son...............................................   1,219,050
Philip A. Pendergraft.......................................     274,725

     We sold shares of common stock at a weighted average price of $0.28 per share to the following executive officers and directors during 1999:

                                                               SHARES OF
PURCHASER                                                     COMMON STOCK
---------                                                     ------------
EXECUTIVE OFFICERS AND DIRECTORS:
Philip A. Pendergraft.......................................    887,625
Richard N. Hart III.........................................     67,500
Ronald D. Morrison..........................................     67,500
Jill M. Zacha...............................................     67,500

     We sold shares of common stock at a weighted average price of $0.64 per share to the following executive officers and directors during 2000:

                                                               SHARES OF
PURCHASER                                                     COMMON STOCK
---------                                                     ------------
EXECUTIVE OFFICERS AND DIRECTORS:
Daniel P. Son...............................................    786,375
Philip A. Pendergraft.......................................    786,375

     See the notes to the table on beneficial ownership in "Principal Stockholders" for information relating to the beneficial ownership of such shares.

OTHER TRANSACTIONS

     Pledged Securities. In connection with the loans outstanding to Service Lloyds Insurance Company, an entity owned by certain of our stockholders, all of the shares of common stock of Service Asset Holdings, Inc. are currently pledged as security.

     Personal Guarantees. Pursuant to the $10 million term loan from Guaranty Federal Bank, F.S.B., dated July 31, 2000, Roger J. Engemoen, Jr., J. Kelly Gray, William D. Gross, Philip A. Pendergraft and Daniel P. Son executed Guaranty Agreements dated July 31, 2000. Under the Guaranty Agreements, the above guarantors' respective liabilities are limited as follows:

GUARANTOR
---------
Roger J. Engemoen, Jr. .....................................   $2,600,000
J. Kelly Gray...............................................   $2,600,000
William D. Gross............................................   $1,600,000
Philip A. Pendergraft.......................................   $1,600,000
Daniel P. Son...............................................   $1,600,000

     None of the foregoing persons has been compensated by the company for executing the Guaranty Agreements. We believe that the foregoing transactions were on terms no less favorable to us than could be obtained from unaffiliated third parties.

     Registration Rights. For information on registration rights we have granted to some of our officers and directors, please see "Description of Capital
Stock -- Registration Rights."

     Clearing Agreements with Affiliates. On July 1, 1997 we entered into a clearing agreement with Yee, Desmond, Schroeder & Allen, Inc. whereby we agreed to clear and maintain cash, margin, option or other accounts and otherwise act as clearing broker for Yee, Desmond, Schroeder & Allen, Inc. In May 1998, Yee, Desmond, Schroeder & Allen, Inc. became one of our affiliates. We believe that the terms of this agreement were negotiated at arms length and on terms no more favorable than those given independent third parties.

     On May 18, 1998, we entered into a clearing agreement with an affiliate of ours, IBI, Inc., whereby we agreed to clear and maintain cash, margin, option or other accounts and otherwise act as clearing broker for IBI, Inc. We believe that the terms of this agreement were negotiated at arms length and on terms no more favorable than those given independent third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information known to us regarding the beneficial ownership of our common stock as of June 30, 2000, as adjusted to reflect the sale of common stock offered in this offering, by:

     - each person, or group of affiliated persons, known by us to own beneficially more than 5% of our outstanding common stock;

     -      each director;

     - each of our directors and our executive officers named in the Summary Compensation Table; and

     -      all of our directors and executive officers as a group.

     Except as otherwise noted, the address of each person listed in the table is c/o Penson Worldwide, Inc., 1700 Pacific Avenue, Suite 1400, Dallas, Texas 75201. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares shown as beneficially owned. The applicable percentage of ownership for each stockholder is based on 28,657,800 shares of common stock outstanding as of June 30, 2000 and shares outstanding after the completion of this offering, in each case together with applicable options for that stockholder. Shares of common stock issuable upon exercise of options and other rights beneficially owned that are exercisable on or before August 31, 2000 are deemed outstanding for the purpose of computing the percentage ownership of the person holding those options and other rights but are not deemed outstanding for computing the percentage ownership of any other person. A portion of the shares issued to officers or issuable upon exercise of options by officers is subject to repurchase by us at the original exercise price in the event of termination of that officers' employment, which repurchase right lapses over time.

                                                                            PERCENT BENEFICIALLY
                                                                                   OWNED
                                                                TOTAL       --------------------
                                                              NUMBER OF      BEFORE      AFTER
NAME AND ADDRESS                                                SHARES      OFFERING    OFFERING
----------------                                              ----------    --------    --------
Named Executive Officers and Directors:
  Roger J. Engemoen, Jr. ...................................   7,518,150      26%           %
  Daniel P. Son(1)..........................................   2,362,500       8%           %
  Philip A. Pendergraft(1)..................................   2,362,500       8%           %
  J. Kelly Gray(2)..........................................   4,009,500      14%           %
  William D. Gross..........................................   2,784,375      10%           %
  Richard N. Hart III.......................................      67,500      *           *
  James S. Dyer.............................................          --      *           *
  David M. Kelly............................................          --      *           *
Other 5% Stockholders:
  JoAnn Gray Smith(3).......................................   2,004,750       7%           %
  Janey Gray Trowbridge(4)..................................   2,004,750       7%           %
All of our executive officers and directors as a group (10
  persons)..................................................  19,239,525      67%           %

---------------

 * Represents beneficial ownership of less than one percent of the outstanding shares of our common stock.

(1) Includes 357,075 shares issuable upon exercise of stock options exercisable until January 14, 2001.

(2) Includes 2,004,750 shares held by Mr. Gray as trustee of the Gray Family 1999 Investment Trust.

(3) The address for this stockholder is Route 1, Box 731E, Aransas Pass, Texas 78336.

(4) The address for this stockholder is 7108 Park Terrace Drive, Alexandria, Virginia 22307.

                          DESCRIPTION OF CAPITAL STOCK

     The following information describes our common stock and certain provisions of our certificate of incorporation and our bylaws as in effect upon the closing of this offering. This description is only a summary. You should also refer to the certificate of incorporation and bylaws, which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the receipt of the requisite board and stockholder approvals and upon the closing of this offering in accordance with the terms of the certificate of incorporation.

     Upon the completion of the offering our authorized capital stock will consist of 65,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

COMMON STOCK

     As of June 30, 2000, there were 28,657,800 shares of common stock outstanding and held of record by 50 stockholders. Based upon the number of
shares outstanding and giving effect to the issuance of the      shares of
common stock offered hereby, there will be      shares of common stock
outstanding upon the closing of this offering.

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued in consideration for payment thereof, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

OPTIONS

     As of June 30, 2000, options to purchase a total of 714,150 shares of common stock were outstanding, all of which are subject to lock-up agreements.

REGISTRATION RIGHTS

     According to the terms of a registration rights agreement we have entered into with Roger J. Engemoen, Jr., Daniel P. Son and Philip A. Pendergraft, beginning 180 days after the closing of this offering, the parties to the registration rights agreement, who will hold in the aggregate 12,243,150 shares of common stock, may require us to file a registration statement under the Securities Act of 1933 with respect to the resale of their shares. To demand such registration, the parties must request that the registration statement register the resale of at least 10% of these shares that are then outstanding. We are not required to effect more than three demand registrations.

     Additionally, the parties to the registration rights agreement will have piggyback registration rights with respect to future registration of our shares of common stock under the Securities Act. If we propose to register any shares of common stock under the Securities Act, the holders of shares having piggyback registration rights are entitled to receive notice of such registration and are entitled to include their shares in the registration.

     In addition to the foregoing rights, at any time after we become eligible to file a registration statement of Form S-3 under the Securities Act, the parties to the registration rights agreement may require us to file up to six registration statements on Form S-3 with respect to their shares of common stock, resulting in an aggregate offering of at least $10,000,000 on each Form S-3 registration statement. We are not required to file more than one registration statement on Form S-3 in any six-month period.

     These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in the registration. We are generally required to bear all of the expenses of all registrations under the registration rights agreement, except underwriting discounts and commissions. The registration rights agreement also contains our commitment to indemnify the holders of registration rights for losses they incur in connection with registrations under the agreement. Registration of any of the shares of common stock held by security holders with registration rights would result in those shares becoming freely tradeable without restriction under the Securities Act.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     General. Certain provisions of Delaware law and our certificate of incorporation and bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. These provisions of Delaware law and the certificate of incorporation and bylaws may also have the effect of discouraging or preventing certain types of transactions involving an actual or threatened change of control of us, including unsolicited takeover attempts, even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

     Delaware Law. We are subject to the "business combination" provisions of
Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

     - the transaction is approved by the board of directors prior to the date the interested stockholder obtained interested stockholder status;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by
            (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to the date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

     Charter and Bylaw Provisions. In addition, certain provisions of our certificate of incorporation and bylaws summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

     Classified Board of Directors; Removal; Filling Vacancies and
Amendment. The certificate of incorporation and bylaws provide that upon the closing of this offering the board shall be divided into three classes of directors serving staggered, three-year terms. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of members of the board. Subject to the rights of the holders of any outstanding series of preferred stock, the certificate of incorporation authorizes only the board to fill vacancies, including newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees. The certificate of incorporation also provides that directors may be removed by stockholders only for cause and only be the affirmative vote of holders of two-thirds of the outstanding shares of voting stock.

     Stockholder Action; Special Meeting of Stockholders. The certificate of incorporation provides that stockholders may not take action by written consent, but may only take action at duly called annual or special meetings of stockholders. The certificate of incorporation further provides that special meetings of our stockholders may be called only by the chairman of the board of directors or a majority of the board of directors. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

     Advance Notice Requirements for Stockholder Proposals and Director Nomination. The bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the date of our annual meeting. The bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

     Authorized but Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

     Supermajority Vote to Amend Charter and Bylaws. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Following the completion of this offering, our present directors, and executive officers and principal stockholders will beneficially own approximately 67% of our common stock. This gives them veto power with respect to any stockholder action or approval requiring a simple majority.

NASDAQ NATIONAL MARKET

     We have applied to list our common stock on the Nasdaq National Market under the trading symbol "PNSN."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market after the offering could adversely affect the market price of our common stock and our ability to raise equity capital in the future on terms favorable to us.

     After the offering,           shares of our common stock will be
outstanding, assuming that the underwriters do not exercise the over-allotment option. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless these shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which rules are summarized below.

     The following table shows approximately when the shares of our common stock that are not being sold in this offering but which will be outstanding when this offering is complete will be eligible for sale in the public market:

ELIGIBILITY OF RESTRICTED SHARES FOR SALE IN THE PUBLIC MARKET

                                           NUMBER OF
                                        SHARES ELIGIBLE
                                          FOR FUTURE
RELEVANT DATES                               SALE                        COMMENT
--------------                          ---------------                  -------
On effective date.....................             0      Immediately after the date of this
                                                            prospectus
90 days after effective date..........       188,000      Additional shares eligible for sale
                                                          under Rules 144 and 701
180 days after effective date.........    28,657,800      All shares subject to lock-up
                                                          agreements released; additional shares
                                                            eligible for sale under Rules 144
                                                            and 701

     Resale of most of the restricted shares that will become available for sale in the public market starting 180 days after the effective date will be limited by volume and other resale restrictions under Rule 144 because the holders are our affiliates.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

     -      1% of the number of shares of common stock then outstanding, which
            will equal approximately      shares immediately after this
            offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

     Sales under Rule 144 must also comply with manner of sale provisions and notice requirements and are subject to the availability of current public information about us.

RULE 144(K)

     Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

     In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us under a stock option plan or other written agreement can resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without complying with some of the restrictions, including the holding period, contained in Rule 144.

LOCK-UP AGREEMENTS

     Executive officers, directors and security holders will sign lock-up agreements under which they will agree not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus. Chase Securities Inc. may, however, in its sole discretion, at any time, without notice, release all or any portion of the shares subject to lock-up agreements.

STOCK PLANS

     As soon as practicable after the completion of this offering, we intend to file a registration statement under the Securities Act covering shares of our common stock reserved for issuance under our 2000 Stock Incentive Plan and our 2000 Employee Stock Purchase Plan.

REGISTRATION RIGHTS

     After this offering, the holders of 12,243,150 shares of our common stock will be entitled to specified rights with respect to the registration of their shares under the Securities Act. See "Description of Capital
Stock -- Registration Rights." After any sale of shares pursuant to a registration statement, these shares will be freely tradeable without restriction under the Securities Act. These sales could cause the market price of our common stock to decline.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Chase Securities Inc., Robertson Stephens, Inc. and U.S. Bancorp Piper Jaffray, have severally agreed to purchase from us the following numbers of shares of common stock:

                                            NUMBER OF
UNDERWRITER                                  SHARES
-----------                                 ---------
Chase Securities Inc. ...................
Robertson Stephens, Inc. ................
U.S. Bancorp Piper Jaffray...............
                                            --------
TOTAL....................................
                                            ========

     The underwriting agreement provides that the obligations of the underwriters are conditioned on the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from us, our counsel and our independent auditors. The underwriters are committed to purchase all shares of common stock offered in this prospectus if any shares are purchased.

     The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in
excess of $     per share. The underwriters may allow and the dealers may
reallow a concession not in excess of $     per share to other dealers. After
the public offering of the shares, the underwriters may change the offering price and other selling terms. The representatives of the underwriters have informed us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered by this prospectus.

     We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment to purchase a number of shares that approximately reflects the same percentage of total shares the underwriter purchased in the above table. We will be obligated to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of common stock offered in this prospectus.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. The underwriting discount was determined based on an arms' length negotiation between the representatives of the underwriters and Penson Worldwide. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                     UNDERWRITING DISCOUNTS AND COMMISSIONS

                                       PAID BY PENSON WORLDWIDE
                                      ---------------------------
                                      NO EXERCISE   FULL EXERCISE
                                      -----------   -------------
Per share..........................    $              $
Total..............................    $              $

     We estimate that our share of the total expenses of the offering, excluding
underwriting discounts and commissions, will be approximately $     . The
offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of those liabilities.

     All of our stockholders, including all of our executive officers and directors, have agreed that they will not, without the prior written consent of Chase Securities Inc., offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them during the 180-day period following the date of this prospectus. We have agreed that we will not, without the prior written consent of Chase Securities Inc., offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock during the 180-day period following the date of this prospectus, except that we may issue shares upon the exercise of options granted prior to the date of this prospectus and may grant additional options under our stock plans, provided that, without the prior written consent of Chase Securities Inc., any additional options shall not be exercisable during the 180-day period.

     At our request, the underwriters have reserved up to      shares of common
stock to be sold in the offering and offered for sale, at the public offering price, to our directors, officers, employees, business associates such as clients and suppliers and persons related to, or affiliated with the foregoing persons. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered to the general public on the same basis as other shares offered by this prospectus.

     Persons participating in this offering may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or the effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Stabilizing, if commenced, may be discontinued at any time.

     Before this offering, there was no public market for the common stock. The initial public offering price for the common stock will be determined by negotiations between ourselves and the representatives. Among the factors to be considered in determining the initial public offering price will be prevailing market and economic conditions, our revenues and earnings, market valuations of other companies engaged in activities similar to ours, estimates of our business potential and prospects, the present state of our business operations, our management and other factors deemed relevant.

     We own 100% of the common stock of Penson Financial Services, Inc., a member of the National Association of Securities Dealers, Inc., referred to as the NASD, and we are therefore an affiliate of this entity. As a result of the foregoing, this offering is subject to the provision of Rule 2720 of the Conduct Rules of the NASD. Accordingly, the underwriting terms for the offering conform with the requirements set forth in Rule 2720. In particular, the price at which our common stock is to be distributed to the public must be at a price no higher than that recommended by a "qualified independent underwriter" who has also participated in the preparation of this prospectus and the registration statement of which this prospectus is a part and who meets certain standards. In accordance with this requirement, Chase Securities Inc. will serve in such role and will recommend the public offering price in compliance with the requirements of Rule 2720. Chase Securities Inc., in its role as qualified independent underwriter, has performed the due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part.

                                 LEGAL MATTERS

     The validity of the common stock offered in this offering will be passed upon for us by Brobeck, Phleger & Harrison LLP, Austin, Texas. Legal matters will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Austin, Texas.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, as set forth in their reports. We have included our consolidated financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-1 with the SEC for our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

     You may read our SEC filings, including the registration statement, over the Internet at the SEC's Web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Thirteenth Floor, New York, New York 10048. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Penson Worldwide, Inc. Consolidated Financial Statements
Report of Independent Auditors..............................  F-2
Consolidated Statements of Financial Condition..............  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Changes in Stockholders'
  Equity....................................................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                             PENSON WORLDWIDE, INC.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and
the Shareholders of Penson Worldwide, Inc.

     We have audited the accompanying consolidated statements of financial condition of Penson Worldwide, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Penson Worldwide, Inc. as of December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Dallas, Texas
September 14, 2000, except for Note 16, as to which the date is [to be defined], 2000.

Ernst & Young LLP
Ernst & Young LLP, Independent Auditors

     The foregoing report is in the form that will be signed upon the Company's formal commitment to discontinue certain operations as described in Note 16 to the consolidated financial statements.

Dallas, Texas
September 14, 2000

/s/  Ernst & Young LLP
Ernst & Young LLP, Independent Auditors

                             PENSON WORLDWIDE, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                              DECEMBER 31,   DECEMBER 31,     JUNE 30,
                                                                  1998           1999           2000
                                                              ------------   ------------   ------------
                                                                                            (UNAUDITED)
                                                 ASSETS

Cash and cash equivalents...................................  $  2,844,490   $  5,250,746   $  8,917,507
Segregated assets...........................................     9,508,766     62,020,446    127,821,452
Receivable from broker-dealers and clearing organizations...    23,907,253     11,106,938     14,429,334
Receivable from customers...................................    71,747,133    343,472,656    472,225,839
Receivable from correspondents..............................    21,451,949     36,983,805     78,231,650
Securities borrowed.........................................     3,208,570     55,620,796     36,362,427
Securities owned, at market value...........................     4,101,395     16,446,740      5,754,156
Deposits with clearing organizations........................     2,543,914      8,253,772      3,123,913
Furniture and equipment, at cost, net of accumulated
  depreciation of $1,669,987 at December 31, 1998,
  $3,168,485 at December 31, 1999 and $4,207,491 at June 30,
  2000......................................................     2,296,423      3,204,852      4,200,975
Other assets................................................     1,434,369      1,230,745      3,369,942
                                                              ------------   ------------   ------------
TOTAL ASSETS................................................  $143,044,262   $543,591,496   $754,437,195
                                                              ============   ============   ============

                                  LIABILITIES AND STOCKHOLDERS' EQUITY

Payable to broker-dealers and clearing organizations........  $  3,900,673   $ 28,765,003   $ 23,528,616
Payable to customers........................................    57,716,311    220,376,343    255,637,857
Payable to correspondents...................................    10,603,621     18,322,132     22,713,652
Short-term bank loans.......................................    54,267,525     67,430,000     69,275,330
Notes payable...............................................     9,150,000     23,984,436     32,642,218
Securities loaned...........................................            --    164,181,100    320,643,400
Accounts payable, accrued expenses and other liabilities....     1,955,237      9,184,624     11,321,126
                                                              ------------   ------------   ------------
         Total liabilities..................................   137,593,367    532,243,638    735,762,199
Commitments and contingencies
Stockholders' equity:
Common stock, $.01 par value, 65,000,000 shares authorized
  and 29,564,325 shares issued; 28,450,575 shares
  outstanding at December 31, 1998, 27,085,050 shares
  outstanding at December 31, 1999 and 28,657,800 shares
  outstanding at June 30, 2000..............................       295,643        295,643        295,643
Preferred stock, $.01 par value, 10,000,000 shares
  authorized, none issued or outstanding....................            --             --             --
Additional paid-in-capital..................................     1,198,731      1,360,642     26,671,220
Options outstanding.........................................            --             --      7,486,125
Treasury stock, at cost, 1,113,750 shares at December 31,
  1998, 2,479,275 shares at December 31, 1999 and 906,525
  shares at June 30, 2000...................................      (237,355)      (659,157)      (241,015)
Retained earnings (accumulated deficit).....................     4,193,876     10,350,730    (15,536,977)
                                                              ------------   ------------   ------------
         Total stockholders' equity.........................     5,450,895     11,347,858     18,674,996
                                                              ------------   ------------   ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................  $143,044,262   $543,591,496   $754,437,195
                                                              ============   ============   ============

          See accompanying Notes to Consolidated Financial Statements.

                             PENSON WORLDWIDE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                               YEAR ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                                       ---------------------------------------   --------------------------
                                          1997          1998          1999          1999           2000
                                       -----------   -----------   -----------   -----------   ------------
                                                                                        (UNAUDITED)
REVENUES:
Net revenues from clearing
  operations.........................  $12,743,314   $13,816,989   $27,122,699   $11,266,288   $ 23,163,911
Interest, net........................    2,009,963     3,439,170     9,473,290     3,326,548      9,361,546
                                       -----------   -----------   -----------   -----------   ------------
                                        14,753,277    17,256,159    36,595,989    14,592,836     32,525,457
EXPENSES:
Employee compensation and benefits...    3,816,353     3,549,728    10,126,788     3,499,302      7,562,917
Floor brokerage, exchange and
  clearance fees.....................    1,516,343     3,882,459     5,630,887     3,135,512      4,377,460
Communications and data processing...    4,106,399     4,557,797     7,979,902     3,260,331      6,682,762
Occupancy and equipment..............      782,009     1,515,349     2,166,069     1,024,006      1,465,600
Other expenses.......................      927,679     1,280,871     2,255,507       947,776      2,597,577
Non-cash employee stock option
  awards.............................           --            --            --            --     24,000,000
                                       -----------   -----------   -----------   -----------   ------------
                                        11,148,783    14,786,204    28,159,153    11,866,927     46,686,316
                                       -----------   -----------   -----------   -----------   ------------
OPERATING INCOME (LOSS)..............    3,604,494     2,469,955     8,436,836     2,725,909    (14,160,859)
OTHER EXPENSE:
Interest expense on notes payable....     (822,150)     (947,152)   (1,489,636)     (558,735)    (1,377,916)
                                       -----------   -----------   -----------   -----------   ------------
                                          (822,150)     (947,152)   (1,489,636)     (558,735)    (1,377,916)
                                       -----------   -----------   -----------   -----------   ------------
INCOME (LOSS) FROM CONTINUING
  OPERATIONS BEFORE INCOME TAXES.....    2,782,344     1,522,803     6,947,200     2,167,174    (15,538,775)
Provision for income taxes...........      994,974            --            --            --      3,546,628
                                       -----------   -----------   -----------   -----------   ------------
INCOME (LOSS) FROM CONTINUING
  OPERATIONS.........................    1,787,370     1,522,803     6,947,200     2,167,174    (19,085,403)
Income from discontinued operations,
  net of tax of $1,943,155 in 2000...           --       210,929     1,990,972       452,815      3,548,426
                                       -----------   -----------   -----------   -----------   ------------
NET INCOME (LOSS)....................  $ 1,787,370   $ 1,733,732   $ 8,938,172   $ 2,619,989   $(15,536,977)
                                       ===========   ===========   ===========   ===========   ============
EARNINGS (LOSS) PER SHARE FROM
  CONTINUING OPERATIONS -- BASIC AND
  DILUTED............................  $       .06   $       .05   $       .27   $       .09   $       (.68)
                                       ===========   ===========   ===========   ===========   ============
EARNINGS (LOSS) PER SHARE -- BASIC
  AND DILUTED........................  $       .06   $       .06   $       .35   $       .10   $       (.56)
                                       ===========   ===========   ===========   ===========   ============
PRO FORMA INCOME (LOSS) FROM
  CONTINUING OPERATIONS
  (UNAUDITED)........................  $ 1,787,370   $   989,822   $ 4,515,680   $ 1,408,663   $(19,085,403)
                                       ===========   ===========   ===========   ===========   ============
PRO FORMA EARNINGS (LOSS) PER SHARE
  FROM CONTINUING OPERATIONS -- BASIC
  AND DILUTED (UNAUDITED)............  $       .06   $       .03   $       .18   $       .06   $       (.68)
                                       ===========   ===========   ===========   ===========   ============
DIVIDENDS PER SHARE..................  $        --   $       .02   $       .11   $       .08   $        .38
                                       ===========   ===========   ===========   ===========   ============

          See accompanying Notes to Consolidated Financial Statements.

                             PENSON WORLDWIDE, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                       RETAINED
                                      COMMON STOCK        ADDITIONAL                                   EARNINGS         TOTAL
                                  ---------------------     PAID-IN     OUTSTANDING     TREASURY     (ACCUMULATED   STOCKHOLDERS'
                                    SHARES      AMOUNT      CAPITAL       OPTIONS         STOCK        DEFICIT)        EQUITY
                                  ----------   --------   -----------   ------------   -----------   ------------   -------------
BALANCE, JANUARY 1, 1997........  26,956,800   $269,568   $  751,745    $        --    $        --   $ 1,212,925    $  2,234,238
Issuance of common stock........   1,493,775    14,938       230,062             --             --            --         245,000
Net income......................          --        --            --             --             --     1,787,370       1,787,370
                                  ----------   --------   -----------   ------------   -----------   ------------   ------------
BALANCE, DECEMBER 31, 1997......  28,450,575   284,506       981,807             --             --     3,000,295       4,266,608
Issuance of common stock........   1,113,750    11,137       216,924             --             --            --         228,061
Purchase of treasury stock
 (1,113,750 shares).............          --        --            --             --       (237,355)           --        (237,355)
Dividends.......................          --        --            --             --             --      (540,151)       (540,151)
Net income......................          --        --            --             --             --     1,733,732       1,733,732
                                  ----------   --------   -----------   ------------   -----------   ------------   ------------
BALANCE, DECEMBER 31, 1998......  29,564,325   295,643     1,198,731             --       (237,355)    4,193,876       5,450,895
Purchase of treasury stock
 (5,011,875 shares).............          --        --            --             --     (1,332,947)           --      (1,332,947)
Sale of treasury stock
 (3,646,350 shares).............          --        --       161,911             --        911,145            --       1,073,056
Dividends.......................          --        --            --             --             --    (2,781,318)     (2,781,318)
Net income......................          --        --            --             --             --     8,938,172       8,938,172
                                  ----------   --------   -----------   ------------   -----------   ------------   ------------
BALANCE, DECEMBER 31, 1999......  29,564,325   295,643     1,360,642             --       (659,157)   10,350,730      11,347,858
Reclassification of
 undistributed S corporation
 earnings (Unaudited)...........          --        --    10,350,730             --             --   (10,350,730)             --
Grant of stock options
 (Unaudited)....................          --        --            --     24,000,000             --            --      24,000,000
Sale of treasury stock
 (1,572,750 shares)
 (Unaudited)....................          --        --    17,095,733    (16,513,875)       418,142            --       1,000,000
Dividends (Unaudited)...........          --        --    (2,135,885)            --             --            --      (2,135,885)
Net loss (Unaudited)............          --        --            --             --             --   (15,536,977)    (15,536,977)
                                  ----------   --------   -----------   ------------   -----------   ------------   ------------
BALANCE, JUNE 30, 2000
 (UNAUDITED)....................  29,564,325   $295,643   $26,671,220   $ 7,486,125    $  (241,015)  $(15,536,977)  $ 18,674,996
                                  ==========   ========   ===========   ============   ===========   ============   ============

          See accompanying Notes to Consolidated Financial Statements.

                             PENSON WORLDWIDE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  YEAR ENDED DECEMBER 31,              SIX MONTHS ENDED JUNE 30,
                                        -------------------------------------------   ---------------------------
                                            1997           1998           1999            1999           2000
                                        ------------   ------------   -------------   ------------   ------------
                                                                                              (UNAUDITED)
OPERATING ACTIVITIES:
Net income (loss).....................  $  1,787,370   $  1,733,732   $   8,938,172   $  2,619,989   $(15,536,977)
Adjustments to reconcile net income
  (loss) to net cash provided by (used
  in) operating activities:
  Depreciation........................       491,626        998,091       1,500,815        672,715      1,039,005
  Non-cash employee stock option
    awards............................            --             --              --             --     24,000,000
  Changes in operating assets and
    liabilities, net of effects of
    acquisitions:
    Assets segregated for regulatory
      purposes........................    27,093,991     (4,100,394)    (52,511,680)     3,973,579    (65,801,006)
    Net receivable from customers.....   (52,540,305)    15,776,761    (109,065,491)   (68,509,166)   (93,491,669)
    Net receivable from
      correspondents..................    (2,546,787)    (9,187,540)     (7,813,345)    (2,303,655)   (36,856,325)
    Securities borrowed...............    (1,616,997)       452,952     (52,412,226)      (168,040)    19,258,369
    Securities owned..................     1,868,606     (4,101,395)    (12,345,345)     3,158,360     10,692,584
    Deposits with clearing
      organizations...................      (430,000)    (2,104,580)     (5,709,858)       102,278      5,129,859
    Other assets......................       157,507       (989,971)        203,624        500,879       (905,797)
    Net payable/receivable to broker-
      dealers and clearing
      organizations...................    (1,134,940)   (18,094,720)     37,664,645     11,210,062     (8,558,783)
    Short-term bank loans.............    21,124,000     26,564,525      13,162,475    (22,528,089)     1,845,330
    Securities loaned.................            --             --     164,181,100     65,079,737    156,462,300
    Accounts payable, accrued expenses
      and other liabilities...........     1,048,487       (686,420)      7,229,387      2,265,775      2,136,502
                                        ------------   ------------   -------------   ------------   ------------
Net cash provided by (used in)
  operating activities................    (4,697,442)     6,261,041      (6,977,727)    (3,925,576)      (586,608)
                                        ------------   ------------   -------------   ------------   ------------
INVESTING ACTIVITIES:
Acquisition of subsidiary.............            --             --              --             --     (1,233,400)
Purchases of furniture and equipment,
  net.................................    (1,583,270)    (1,582,602)     (2,409,244)    (1,222,383)    (2,035,128)
                                        ------------   ------------   -------------   ------------   ------------
Net cash used in investing
  activities..........................    (1,583,270)    (1,582,602)     (2,409,244)    (1,222,383)    (3,268,528)
                                        ------------   ------------   -------------   ------------   ------------
FINANCING ACTIVITIES:
Net change in notes payable...........     6,265,438     (2,850,000)     14,834,436      5,850,000      8,657,782
Issuance of common stock..............       245,000        228,061              --             --             --
Dividends.............................            --       (540,151)     (2,781,318)    (1,950,601)    (2,135,885)
Purchase of treasury stock............            --       (237,355)     (1,332,947)    (1,332,947)            --
Sale of treasury stock................            --             --       1,073,056        431,916      1,000,000
                                        ------------   ------------   -------------   ------------   ------------
Net cash provided by (used in)
  financing activities................     6,510,438     (3,399,445)     11,793,227      2,998,368      7,521,897
                                        ------------   ------------   -------------   ------------   ------------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.........................       229,726      1,278,994       2,406,256     (2,149,591)     3,666,761
CASH AND CASH EQUIVALENTS AT BEGINNING
  OF PERIOD...........................     1,335,770      1,565,496       2,844,490      2,844,490      5,250,746
                                        ------------   ------------   -------------   ------------   ------------
CASH AND CASH EQUIVALENTS AT END
  OF PERIOD...........................  $  1,565,496   $  2,844,490   $   5,250,746   $    694,899   $  8,917,507
                                        ============   ============   =============   ============   ============
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Income tax payments...................  $    307,747   $    699,071   $          --   $         --   $  3,750,000
Interest payments.....................  $  2,578,807   $  3,535,001   $   9,651,379   $  3,256,183   $ 15,795,876

          See accompanying Notes to Consolidated Financial Statements.

                             PENSON WORLDWIDE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

     Penson Worldwide, Inc., formerly known as Service Asset Holdings, Inc., is a holding company incorporated in Delaware. Through its principal wholly-owned subsidiaries, Penson Financial Services, Inc., formerly an unincorporated division of Service Asset Management Company, and Penson Worldwide Settlements Limited ("WSL") (collectively, "the Company"), it provides securities clearing services in an agency capacity including integrated trade execution, clearing and custody services, trade settlement, customer account processing and customized data processing services. The Company also participates in margin lending practices, securities lending and borrowing transactions, and market making activities as a principal. The Company will discontinue its market making activities immediately prior to its planned initial public offering (Note 16), after which time it will operate in one line of business. Penson Financial Services, Inc. is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"), and is licensed to do business in all fifty states of the United States of America. The Company expanded its operations in March 2000 into the United Kingdom with the acquisition of Penson Worldwide Settlements Limited (Note 14).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The accompanying consolidated financial statements include the accounts of Penson Worldwide, Inc., Service Asset Investments, Inc. and Penson Financial Services, Inc, formerly known as Service Asset Management Company. The unaudited interim consolidated financial statements as of and for the six months ended June 30, 2000 also include Penson Holdings, Inc., a wholly owned subsidiary, and its wholly-owned subsidiary, WSL, since the date of incorporation and acquisition, respectively. All significant intercompany transactions have been eliminated.

  Unaudited Interim Consolidated Financial Statements

     The accompanying interim consolidated financial statements presented as of June 30, 2000 and for the six months ended June 30, 1999 and 2000, as well as information contained in the notes to the consolidated financial statements with respect to June 30, 2000 and the six months ended June 30, 1999 and 2000, are unaudited. The Company's management is of the opinion that all material adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the Company's consolidated interim results of operations and financial condition, have been included.

  Unaudited Pro Forma Information

     Pro forma income (loss) and per share information as reflected on the consolidated statements of operations are unaudited, are based on historical net income from continuing operations, and give effect to the impact of adjustments as if the Company had filed a consolidated federal income tax return as a C corporation under the Internal Revenue Code of 1986, as amended, for the years ended December 31, 1998 and 1999 and the six months ended June 30, 1999.

  Securities Transactions

     Securities transactions from market making activities are recorded on a trade date basis with resulting gains and losses recorded in income. Customer securities transactions are reported on

                             PENSON WORLDWIDE, INC.

a settlement date basis with related commission income and expenses recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement dates are recorded net on the consolidated statements of financial condition.

     Securities owned are valued at market value with the resulting gain or loss recorded in income. Securities traded on a national exchange (including Nasdaq) are valued at the last sales price. Securities for which over-the-counter market quotations are available are valued at the average of the last bid and ask prices.

  Securities Failed to Receive and Failed to Deliver

     Transactions executed as agent for customers are reflected in the consolidated statements of financial condition on a settlement date basis to the extent the customer or counter party fails on the settlement date to deliver cash or financial instruments. Such transactions are included on the consolidated statements of financial condition within receivable from and payable to broker-dealers and clearing organizations.

  Securities Lending Activities

     Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

     The Company reports assets it has pledged to third parties as collateral in secured borrowings and other arrangements when the secured party cannot sell or re-pledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. The Company generally does not report assets received as collateral in secured lending and other arrangements because the debtor typically has the right to redeem the collateral on short notice.

  Taxation

     For the year ended December 31, 1997 and the six months ended June 30, 2000, the Company has recognized the amount of current taxes payable as well as deferred tax assets and liabilities utilizing tax laws and rates in effect as of the date of the consolidated financial statements. Deferred tax assets and liabilities are the result of the expected future tax consequences of temporary differences between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities. Income taxes have not been provided for by the Company for the years ended December 31, 1998 and 1999 or the six months ended June 30, 1999, as the Company was a Subchapter S corporation under the Internal Revenue Code, as amended in 1986. Accordingly, its shareholders were liable for the taxes on the Company's net income for those periods.

  Depreciation

     Depreciation is generally provided on a straight-line basis using estimated useful lives of three to five years.

                             PENSON WORLDWIDE, INC.

  Stock-Based Compensation

     The Company accounts for employee stock-based compensation using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. In accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation,the Company provides pro forma disclosures of net income and earnings per share for stock option grants as if the fair value method had been applied.

  Cash and Cash Equivalents

     The Company considers cash equivalents to be highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

  Fair Value of Financial Instruments

     The financial instruments of the Company are reported on the consolidated statements of financial condition at market or fair values, or at carrying amounts that approximate fair values as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

  Allowance for Doubtful Accounts

     The Company maintains an allowance for doubtful accounts that represents amounts, in the judgment of management, necessary to adequately absorb losses from known and inherent risks in outstanding receivables. Provisions made to this allowance are charged to operations.

  Earnings (Loss) per Share

     Earnings (loss) per share is computed by dividing net income (loss) applicable to common shares by the weighted average number of common shares outstanding during each period presented. Basic earnings (loss) per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings (loss) per share considers the impact of potential common shares, unless the inclusion of such shares would have an anti-dilutive effect.

     Basic and diluted earnings (loss) per share are computed using the weighted average number of shares outstanding of 27,720,464, 28,629,080 and 25,727,573 for the years ended December 31, 1997, 1998 and 1999, respectively, and 25,048,001 and 27,957,840 for the six months ended June 30, 1999 and 2000
(unaudited), respectively.

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

3. SEGREGATED ASSETS

     Cash and cash equivalents of $7,046,600, $33,524,529 and $103,591,040 have been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 1998 and 1999 and June 30, 2000 (unaudited), respectively.

                             PENSON WORLDWIDE, INC.

     As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker/Dealers (PAIB calculation), as defined by NASD regulations. The PAIB calculation is completed in order for each correspondent firm that uses the company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondent's net capital calculation. As PAIB requirements did not become effective until June 1, 1999, no PAIB deposit was required at December 31, 1998. At December 31, 1999 and June 30, 2000 (unaudited), the Company had on deposit in a Special Reserve Bank Account $11,661,973 and $6,505,787, respectively, in compliance with PAIB reserve requirements.

     Cash of $2,462,166 as of December 31, 1998, $16,833,944 as of December 31,
1999 and $17,724,625 as of June 30, 2000 (unaudited) has been segregated and held on deposit for required margin on option contracts in customer accounts.

4. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

     Amounts receivable from and payable to broker-dealers and clearing organizations consist of the following:

                                                DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                    1998           1999          2000
                                                ------------   ------------   -----------
                                                                              (UNAUDITED)
Receivable:
  Securities failed to deliver................  $    66,996    $    15,348    $   101,969
  Receivable from clearing organizations......    3,361,730      7,191,241      9,505,019
  Receivable from dealers.....................   20,478,527      3,900,349      4,822,346
                                                -----------    -----------    -----------
                                                $23,907,253    $11,106,938    $14,429,334
                                                ===========    ===========    ===========
Payable:
  Securities failed to receive................  $ 1,706,494    $   874,592    $ 2,848,204
  Payable to clearing organizations...........    2,194,179      6,138,354     14,077,085
  Payable to dealers..........................           --     21,752,057      6,603,327
                                                -----------    -----------    -----------
                                                $ 3,900,673    $28,765,003    $23,528,616
                                                ===========    ===========    ===========

5. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS AND CORRESPONDENTS

     Receivable from and payable to customers and correspondents include amounts due on cash and margin transactions. Securities owned by customers and correspondents are held as collateral for receivables. Such collateral is not reflected in the consolidated financial statements. Payable to correspondents also includes commissions due on customer transactions.

                             PENSON WORLDWIDE, INC.

6. SECURITIES OWNED

     Securities owned as of December 31, 1998 and 1999 and June 30, 2000 (unaudited) consist of trading and investment securities at quoted market values as follows:

                                                 DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                     1998           1999          2000
                                                 ------------   ------------   -----------
                                                                               (UNAUDITED)
Corporate equities:
  Securities owned.............................   $4,295,804    $16,610,350    $5,984,999
  Securities sold, not yet purchased...........     (194,409)      (163,610)     (230,843)
                                                  ----------    -----------    ----------
                                                  $4,101,395    $16,446,740    $5,754,156
                                                  ==========    ===========    ==========

7. SHORT-TERM BANK LOANS AND NOTES PAYABLE

     A summary of short-term bank loans and notes payable as of December 31, 1998 and 1999 and June 30, 2000 (unaudited) is as follows:

                                                        DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                            1998           1999          2000
                                                        ------------   ------------   -----------
                                                                                      (UNAUDITED)
SHORT-TERM BANK LOANS:
Loans payable under uncommitted lines of credit with
  weighted average interest rates of 6.06%, 5.90% and
  7.76% at December 31, 1998 and 1999 and June 30,
  2000, respectively, secured by firm inventory and
  customers' margin account securities, repayable on
  demand..............................................  $54,267,525    $67,430,000    $69,275,330
                                                        ===========    ===========    ===========
NOTES PAYABLE:
Notes payable to Service Lloyds Insurance Company with
  interest at 10.00% per annum, payable in annual
  principal installments beginning July 25, 1996, with
  final payment due October 25, 2000..................  $ 2,500,000    $ 2,000,000    $ 1,000,000
Notes payable to Service Lloyds Insurance Company with
  interest equal to the bankers prime rate, which
  approximated 7.75%, 8.50% and 9.50% at December 31,
  1998 and 1999 and June 30, 2000, respectively,
  payable in annual principal installments beginning
  October 1, 1998, with final payment due October 1,
  2004................................................    6,650,000      6,300,000      6,300,000
Balance payable to a former shareholder of the Company
  pursuant to a stock purchase agreement, with
  interest equal to the Bank of New York prime rate,
  which approximated 7.75%, 8.50% and 9.50% at
  December 31, 1998 and 1999 and June 30, 2000,
  respectively, payable in annual principal
  installments beginning March 3, 1999, with final
  payment due March 3, 2001...........................           --        684,436        342,218
Bank term notes with interest ranging from 7.75% to
  8.50%, payable in annual principal installments
  beginning July 1, 2000, repaid in full on March 30,
  2000................................................           --     15,000,000             --

                             PENSON WORLDWIDE, INC.

                                                        DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                            1998           1999          2000
                                                        ------------   ------------   -----------
                                                                                      (UNAUDITED)
Bank term note with a variable rate of interest that
  approximated 10.00% at June 30, 2000, payable in
  full on March 30, 2001..............................           --             --     10,000,000
Bank term note with a variable rate of interest that
  approximated 8.90% at June 30, 2000, payable in
  quarterly principal installments beginning October
  1, 2000, with final payment due March 30, 2005......           --             --     15,000,000
                                                        -----------    -----------    -----------
                                                        $ 9,150,000    $23,984,436    $32,642,218
                                                        ===========    ===========    ===========

     The above notes payable, excluding the balance payable to a former shareholder, are all collateralized by substantially all of the net assets of the Company.

     The Company's short-term bank loans consist of lines of credit that permit the Company to borrow up to $60,000,000 as of December 31, 1998. As of December 31, 1999 and June 30, 2000, two of the lines of credit permit the Company to borrow in aggregate up to $35,000,000 and $45,000,000, respectively, and the third line of credit does not have a stated borrowing capacity. These lines of credit have no stated expiration dates.

     The Company's notes payable contain certain restrictive covenants. These covenants require that the Company meet certain requirements such as the maintenance of minimum net worth, liquidity and income levels, and restrict additional borrowings, dividends or other distributions without prior consent of the lenders.

     Approximate future annual maturities of the Company's notes payable at December 31, 1999 are listed below:

                         2000...............................  $ 3,792,218
                         2001...............................    2,492,218
                         2002...............................    2,900,000
                         2003...............................    4,400,000
                         2004...............................    6,400,000
                   Thereafter...............................    4,000,000
                                                              -----------
                                                              $23,984,436
                                                              ===========

     Approximate future annual maturities of the Company's notes payable at June 30, 2000 (unaudited) are listed below:

July 1 to December 31, 2000.................................  $ 2,450,000
                         2001...............................   14,742,218
                         2002...............................    4,400,000
                         2003...............................    4,400,000
                         2004...............................    4,400,000
                   Thereafter...............................    2,250,000
                                                              -----------
                                                              $32,642,218
                                                              ===========

                             PENSON WORLDWIDE, INC.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     In the normal course of business, the Company purchases and sells securities as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

     Customer securities transactions are executed on a cash or margin basis. The Company extends credit to customers through margin transactions, which are subject to various regulatory and internal margin requirements. Cash and securities held in customer accounts serve as collateral for the extension of credit. The Company's compliance with various regulatory and internal guidelines concerning customer activities provides a means of controlling risks associated with these transactions. The Company monitors margin levels daily and initiates action when additional collateral or a reduction in customer security positions is necessary.

     The Company deposits customers' margin account securities with lending institutions as collateral for borrowings. If a lending institution does not return a security, the Company may be obligated to purchase the security in order to return it to the customer. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the loan from the institution.

     At times, the Company lends money using reverse repurchase agreements. All such loans are collateralized by U.S. Government or U.S. Government-guaranteed securities. The Company generally has such securities deposited in an account designated for the exclusive benefit of the Company's customers. Such transactions may expose the Company to off-balance-sheet risk in the event such borrowers do not repay the loans and the value of collateral held is less than that of the underlying loan receivable. These agreements provide the Company with the right to maintain the relationship between market value of the collateral and the receivable.

     The Company's policy is to continually monitor its market exposure and counter party risk. The Company does not anticipate non-performance by counter parties and maintains a policy of reviewing the credit standing of all parties on a regular basis, including customers with which it conducts business.

     For customers introduced on a fully disclosed basis by other broker-dealers, the Company has the contractual right of recovery from such introducing broker-dealers in the event of non-performance by the customer.

9. TRANSACTIONS WITH RELATED PARTIES

     The Company provides securities clearing and related services to and finances security inventory positions for SAMCO Capital Markets and Yee, Desmond, Schroeder & Allen, Inc., divisions or entities affiliated with the Company through common ownership. Net revenues generated from SAMCO Capital Markets and Yee, Desmond, Schroeder & Allen, Inc. were $451,553, $753,075 and $685,096 for the years ended December 31, 1997, 1998 and 1999, respectively, and $345,050 and $673,053 for the six months ended June 30, 1999 and 2000 (unaudited), respectively. Amounts receivable under these arrangements were $15,035,288 and $25,948,828 as of December 31, 1998 and 1999, respectively, and
$67,990,744 as of June 30, 2000 (unaudited), and are included in receivables from correspondents on the consolidated statements of financial condition. Collateral in the amount of $16,253,275, $28,546,447 and $72,355,041 was held by the Company as of December 31, 1998 and 1999 and June 30, 2000 (unaudited), respectively, to securitize these balances.

                             PENSON WORLDWIDE, INC.

     The Company has entered into long-term notes payable with Service Lloyds Insurance Company (Note 7), an entity owned by certain stockholders of the Company. Amounts outstanding under these notes were $9,150,000, $8,300,000 and $7,300,000 at December 31, 1998 and 1999 and June 30, 2000 (unaudited), respectively, and are included in notes payable on the consolidated statements of financial condition.

10. PROFIT SHARING PLAN

     The Company sponsors a defined contribution 401(k) profit sharing plan ("the Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. Contributions made by the Company to the Plan were $47,106, $101,336 and $135,313 for the years ended December 31, 1997, 1998 and 1999. No contributions have been made by the Company to the Plan for the six months ended June 30, 2000 (unaudited).

11. STOCK OPTIONS

     The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, to the extent the exercise price of employee stock options equals or is greater than the market price of the underlying stock on the measurement date, no compensation expense is recognized.

     Stock options granted by the Company during 1997, 1998 and 1999 (the "Original Options") were issued in accordance with the terms of an agreement between the Company's shareholders (the "Shareholders' Agreement"), which specified that all options were exercisable at Service Asset Holdings, Inc.'s book value, including the non-core assets (Note 17), (the "Book Value") as of the date of exercise. All options granted were fully vested and exercisable at the date of grant. Additionally, the Shareholders' Agreement assigned put options to each shareholder, granting them the right to sell their stock back to the Company at Book Value at any time in the future. As the Shareholders' Agreement established the market price of each share transaction and prohibited transferability of shares, the Company's per share Book Value was considered to have approximated its fair value for the years ended December 31, 1997, 1998 and 1999, and accordingly, no compensation expense was recognized for the issuance of the Original Options.

     For the six months ended June 30, 2000, in contemplation of an Initial Public Offering ("IPO") under the Securities and Exchange Act of 1933 ("the Act"), the Company granted stock options to certain key employees ("Key Employee Options"). Key Employee Options exercised prior to March 31, 2000 were exercisable at Book Value as of the date of exercise. Key Employee Options outstanding at March 31, 2000 are exercisable at 125% of the Book Value per share as of the date of exercise. Considering the proximity of the grant date to the expected effective date of registration under the Act, the Company's management estimated the intrinsic value of the Key Employee Options exercised during the six months ended June 30, 2000 as the difference between the estimated market price based on the expected IPO price, discounted for lack of marketability and giving effect to a minority interest discount (the "Estimated Market Price"), and the Company's Book Value per share at the date of exercise. For Key Employee Options outstanding as of June 30, 2000, management assessed the intrinsic value based on the Company's Book Value per share at June 30, 2000 and the Estimated Market Price. The Company recognized compensation expense of $24,000,000 associated with the Key Employee

                             PENSON WORLDWIDE, INC.

Options, which is recorded on the consolidated statement of income as non-cash employee stock option awards.

     Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 requires accounting for employee stock options under the fair value method. As all of the Original Options were issued with exercise prices undeterminable until the date of exercise, the fair value for the options was not estimable at the date of grant. Additionally, as the Original Options were granted at exercise prices that equaled the underlying stock's estimated market price at the measurement date, fair value, as determined under SFAS 123, was approximately zero upon which time the exercise price was known (i.e. the exercise date). Therefore, the effect of applying FAS 123 for the years ended December 31, 1997, 1998 and 1999 results in net income and earnings per share that are not materially different from the amounts reported.

     For the Key Employee Options, the fair value at the earlier of the date of exercise or June 30, 2000, for exercised and unexercised Key Employee Options, respectively, was estimated using the Black-Scholes option pricing model based on the following assumptions: risk free interest rate of 6.32%; expected dividend yield of 10.00%; volatility factor of 0.01%; and expected option life of six months. This valuation method results in compensation expense that approximates the compensation expense actually recorded by the Company under APB
25. Therefore, the effect of applying SFAS 123 for the six months ended June 30, 2000 (unaudited) results in net income and earnings per share that are not materially different from the amounts reported.

     A summary of the Company's stock option activity for the years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 2000 (unaudited) is as follows:

                                                             NUMBER     WEIGHTED AVERAGE
                                                           OF SHARES     EXERCISE PRICE
                                                           ----------   ----------------
OUTSTANDING, JANUARY 1, 1997.............................   1,493,775        $ .12
Exercised................................................  (1,493,775)         .16
                                                           ----------        -----
OUTSTANDING, DECEMBER 31, 1997...........................          --           --
Granted..................................................   1,495,125          .24
                                                           ----------        -----
OUTSTANDING, DECEMBER 31, 1998...........................   1,495,125          .26
Granted..................................................   1,728,000          .33
Exercised................................................  (3,089,475)         .27
Forfeited................................................    (133,650)         .33
                                                           ----------        -----
OUTSTANDING, DECEMBER 31, 1999...........................          --           --
Granted..................................................   2,286,900          .55
Exercised................................................  (1,572,750)         .64
                                                           ----------        -----
OUTSTANDING, JUNE 30, 2000...............................     714,150        $1.05
                                                           ==========        =====

                             PENSON WORLDWIDE, INC.

12. COMMITMENTS AND CONTINGENCIES

     The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Approximate future rental obligations for office space and equipment at December 31, 1999 are listed below:

     2000................................................  $1,196,310
     2001................................................   1,178,727
     2002................................................   1,138,278
     2003................................................   1,102,424
     2004................................................     956,074
Thereafter...............................................   3,962,884
                                                           ----------
                                                           $9,534,697
                                                           ==========

     Approximate future rental obligations for office space and equipment at June 30, 2000 (unaudited) are listed below:

July 1 to December 31, 2000.............................  $   640,612
     2001...............................................    1,423,885
     2002...............................................    1,352,818
     2003...............................................    1,329,584
     2004...............................................    1,183,234
Thereafter..............................................    4,997,724
                                                          -----------
                                                          $10,927,857
                                                          ===========

     Rent expense for the years ended December 31, 1997, 1998 and 1999 aggregated $148,895, $361,225 and $630,967, respectively. Rent expense for the six months ended June 30, 1999 and 2000 (unaudited) aggregated $295,742 and $551,476, respectively.

     The Company is named in various legal matters arising in the ordinary course of business. Management does not believe the resolutions of these matters will have a material adverse impact on the Company's financial condition.

     In connection with a reorganization in September 2000, the Company effected a spin-off of certain operations, the historical results of which have not been included in the accompanying consolidated financial statements (Note 17). Management of the Company believes the spin-off qualifies as a tax-free distribution to its shareholders. The spin-off was effected partially by a deemed sale of certain non-core assets. This transaction will be taxable to the Company to the extent the fair value of the net assets transferred at the date of the transaction exceeded their tax basis. Management believes this will not have a material adverse impact on the Company's financial condition.

13. INCOME TAXES

     For the year ended December 31, 1997, the Company operated as a C corporation and was subject to federal and state income taxes. For the period January 1, 1998 through December 31, 1999, the Company elected to be treated as an S corporation under Subchapter S of the Internal Revenue Code of 1986. Accordingly, the Company has not provided for current and deferred income tax amounts for the years ended December 31, 1998 and 1999 and the six months ended June 30, 1999 (unaudited). The Company's S corporation status was terminated effective

                             PENSON WORLDWIDE, INC.

January 1, 2000, after which time it has been subject to and required to provide for federal and state income taxes.

     The current and deferred portions of income tax expense for the year ended December 31, 1997 and the six months ended June 30, 2000 (unaudited) are as follows:

                                                           YEAR ENDED    SIX MONTHS ENDED
                                                          DECEMBER 31,       JUNE 30,
                                                              1997             2000
                                                          ------------   ----------------
                                                                           (UNAUDITED)
Continuing Operations:
  Current...............................................   $1,039,692       $4,065,597
  Deferred..............................................      (44,718)        (518,969)
                                                           ----------       ----------
                                                           $  994,974       $3,546,628
                                                           ==========       ==========
Discontinued Operations:
  Current...............................................   $       --       $1,943,155
                                                           ==========       ==========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes as of June 30, 2000 (unaudited) are as follows:

                                                            JUNE 30,
                                                              2000
                                                           -----------
                                                           (UNAUDITED)
Deferred tax assets:
  Bad debt allowance.....................................   $ 638,966
  Foreign operating loss.................................     211,283
  Other..................................................       3,700
                                                            ---------
                                                              853,949
  Less: Valuation allowance..............................    (211,283)
                                                            ---------
                                                            $ 642,666
                                                            ---------
Deferred tax liabilities:
  Prepaid assets.........................................   $(123,697)
                                                            ---------
                                                            $(123,697)
                                                            ---------
          Total net deferred taxes.......................   $ 518,969
                                                            =========

     Management has determined that a $211,283 valuation allowance at June 30, 2000 (unaudited) is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized.

     The following is a reconciliation of the amount computed by applying the federal statutory rate to income from continuing operations before income taxes for each period to the actual

                             PENSON WORLDWIDE, INC.

provision for income taxes for the year ended December 31, 1997 and the six months ended June 30, 2000 (unaudited):

                                                           YEAR ENDED    SIX MONTHS ENDED
                                                          DECEMBER 31,       JUNE 30,
                                                              1997             2000
                                                          ------------   ----------------
                                                                           (UNAUDITED)
Federal statutory income tax rate.......................      34.0%            35.0%
State and local income taxes, net of federal income
  tax...................................................       1.0              2.0
Non-cash employee stock option awards...................        --            (62.0)
Other, net..............................................       0.8              2.2
                                                              ----            -----
                                                              35.8%           (22.8)%
                                                              ====            =====

14. ACQUISITION OF PENSON WORLDWIDE SETTLEMENTS LIMITED

     In March 2000, the Company acquired control of WSL, which is based in London, England, by purchasing 51% of WSL's outstanding shares. In April 2000, the Company exercised its option to purchase the remaining 49% of WSL's outstanding shares. The total purchase price for the stock was approximately $1,200,000, which approximated WSL's carrying value of its net assets at the respective purchase dates. In addition, the Company paid approximately $460,000 in bonuses to certain employees of WSL in connection with the acquisition of WSL. These bonuses are reflected in the consolidated statement of operations for the six months ended June 30, 2000 (unaudited) within employee compensation and benefits expense.

15. REGULATORY REQUIREMENTS

     Prior to the reorganization (Note 17), Penson Financial Services, Inc. was an unincorporated division of Service Asset Management Company, the regulated broker-dealer through which Penson Financial Services, Inc. operated its business. Penson Financial Services, Inc. and Service Asset Management Company (collectively for purposes of net capital requirements, "the Broker-Dealer") is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Broker-Dealer has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Broker-Dealer maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined in the SEC's Reserve Requirement Rule (Rule 15c-3). At December 31, 1998, the Broker-Dealer had net capital of $9,803,481, representing 13% of aggregate debit balances and $8,245,734 in excess of its required net capital of $1,557,747. At December 31, 1999, the Broker-Dealer had net capital of $28,563,244, representing 8% of aggregate debit balances and $21,126,059 in excess of its required net capital of $7,437,185. At June 30, 2000 (unaudited), the Broker-Dealer had net capital of $40,677,166, representing 8% of aggregate debit balances and $30,817,718 in excess of its required net capital of $9,859,448.

     The regulatory rules referred to above, and certain covenants contained in various instruments governing indebtedness of the Company, may restrict the Company's ability to withdraw capital from its regulated subsidiaries, which in turn could limit the Company's ability to pay dividends or satisfy its debt obligations. At December 31, 1998 and 1999 and June 30, 2000 (unaudited), approximately $3,904,367, $18,592,965 and $24,648,621, respectively, of the assets of Penson Financial Services, Inc. were restricted as to the payment of cash dividends and advances to the Company.

                             PENSON WORLDWIDE, INC.

16. DISCONTINUED OPERATIONS

     The Company will discontinue its market making operations immediately prior to the effectiveness of its planned IPO by selling assets and transferring approximately 33 employees associated with this line of business to an entity affiliated with the Company through common ownership. No gain or loss is expected to be realized as a result of the discontinuance of the Company's market making operations, as the sale price of this segment is expected to equal its net book value at the date of disposal. Management does not anticipate restructuring charges to have a material impact on the financial results of the Company.

     Set forth below is a summary of the operating results of the Company's market making operations for the years ended December 31, 1997, 1998 and 1999 and the six months ended June 30, 1999 and 2000 (unaudited). In accordance with Accounting Principles Board Opinion No. 30, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, these results have been segregated and reflected as discontinued operations in the accompanying consolidated statements of operations.

                                                                                SIX MONTHS
                                        YEAR ENDED DECEMBER 31,               ENDED JUNE 30,
                                 -------------------------------------   ------------------------
                                    1997         1998         1999          1999         2000
                                 ----------   ----------   -----------   ----------   -----------
                                                                               (UNAUDITED)
Revenues.......................  $       --   $1,541,206   $12,332,036   $4,057,454   $17,668,436
Expenses:
  Employee compensation and
     benefits..................          --      892,470     7,553,153    2,454,682     9,811,089
  Floor brokerage, exchange and
     clearance fees............          --      200,408     1,727,829      669,298     1,528,820
  Communications and data
     processing................          --       22,258        93,296       51,786        40,286
  Occupancy and equipment......          --       57,276       370,943      159,267       305,532
  Other expenses...............          --      157,865       595,843      269,606       491,128
                                 ----------   ----------   -----------   ----------   -----------
                                         --    1,330,277    10,341,064    3,604,639    12,176,855
                                 ----------   ----------   -----------   ----------   -----------
Income before income taxes.....          --      210,929     1,990,972      452,815     5,491,581
Provision for income taxes.....          --           --            --           --     1,943,155
                                 ----------   ----------   -----------   ----------   -----------
Net income.....................  $       --   $  210,929   $ 1,990,972   $  452,815   $ 3,548,426
                                 ==========   ==========   ===========   ==========   ===========
Earnings per share -- basic and
  diluted......................  $      .00   $      .01   $       .08   $      .01   $       .12
                                 ==========   ==========   ===========   ==========   ===========

                             PENSON WORLDWIDE, INC.

     Net assets associated with the Company's market making operations as of December 31, 1998 and 1999 and June 30, 2000 (unaudited) are as follows:

                                                         DECEMBER 31,   DECEMBER 31,    JUNE 30,
                                                             1998           1999          2000
                                                         ------------   ------------   -----------
                                                                                       (UNAUDITED)
Assets:
  Securities owned, at market value....................   $4,101,395    $12,762,353    $5,979,075
  Furniture and equipment, at cost, net of accumulated
     depreciation of $13,983 at December 31, 1998,
     $110,058 at December 31, 1999 and $203,199 at June
     30, 2000..........................................      165,106        517,218       801,391
                                                          ----------    -----------    ----------
                                                           4,266,501     13,279,571     6,780,466
                                                          ----------    -----------    ----------
Liabilities:
  Accounts payable, accrued expenses and other
     liabilities.......................................        7,148      1,456,333     1,417,799
                                                          ----------    -----------    ----------
                                                               7,148      1,456,333     1,417,799
                                                          ----------    -----------    ----------
Net assets.............................................   $4,259,353    $11,823,238    $5,362,667
                                                          ==========    ===========    ==========

17. SUBSEQUENT EVENTS

  Corporate Reorganization

     In September 2000, the Company changed its name and state of domicile by effectuating a merger between Service Asset Holdings, Inc. and Penson Worldwide, Inc., a newly formed Delaware corporation, and effected a restructuring for the purpose of distributing certain non-core operations ("non-core assets") to its shareholders in a tax-free distribution. The non-core assets include a division of Service Asset Management Company (Note 1), and the stock of two other subsidiaries of Service Asset Investments, Inc. The operations of the non-core assets have not been included in the accompanying consolidated financial statements in accordance with Staff Accounting Bulletin No. 93, Accounting for the Spin-off of a Subsidiary, as applied to initial registrants, and Accounting Principles Board Opinion No. 20, Accounting Changes, Change in Reporting Entity. In conjunction with the restructuring, the Company contributed an additional $10,000,000 to one of the subsidiary companies included in the non-core assets prior to the distribution to shareholders.

     In connection with the merger, each outstanding share of common stock of Service Asset Holdings, Inc. was converted into 675 shares of common stock of Penson Worldwide, Inc. Penson Worldwide, Inc. has authorized capital of 65,000,000 shares of common stock, par value $.01, and 10,000,000 shares of preferred stock, par value $.01.

  Cash Dividend

     In August 2000, the Company declared a cash dividend of $1,669,645, paid on August 14, 2000 to shareholders of record on August 1, 2000.

  Acquisitions of Penson Worldwide Settlements Limited and ECE Electronic Clearing Inc.

     In March 2000, the Company acquired Penson Worldwide Settlements Limited (Note 14).

     In July 2000, the Company entered into a definitive merger agreement to acquire ECE Electronic Clearing Inc., a clearing firm located in Montreal, Canada, for a purchase price of $500,000. Approximately $375,000 of the purchase price will be allocated to acquired goodwill and will be amortized on a straight-line basis over seven years.

                             PENSON WORLDWIDE, INC.

  Stock Incentives

     In January 2000, the Company granted stock options to certain executives (the "Key Employee Options") to purchase in the aggregate 2,286,900 shares of common stock of the Company. In March 2000, 1,572,750 shares of common stock of the Company were issued pursuant to the exercise of the Key Employee Options (Note 11).

     In September 2000, the Company adopted the 2000 Stock Incentive Plan, under which 5,872,500 shares of common stock have been authorized for issuance. The share reserve will automatically be increased on the first trading day of January each calendar year, beginning in January 2002, by a number of shares equal to 4% of the total number of shares of common stock outstanding on the last trading day of the immediately preceding calendar year, but no such annual increase will exceed 1,552,500 shares. However, in no event may any one participant in the 2000 Stock Incentive Plan receive option grants or direct stock issuances for more than 388,125 shares in the aggregate per calendar year.

     The 2000 Stock Incentive Plan includes five separate programs: the discretionary option grant program under which eligible individuals in the Company's employ or service (including officers, non-employee board members and consultants) may be granted options to purchase shares of common stock of the Company; the stock issuance program under which such individuals may be issued shares of common stock directly, through the purchase of such shares or as a bonus tied to the performance of services; the salary investment option grant program under which executive officers and other highly compensated employees may elect to apply a portion of their base salary to the acquisition of special below-market stock option grants; the automatic option grant program under which option grants will automatically be made at periodic intervals to eligible non-employee board members; and the director fee option grant program under which non-employee board members may elect to apply a portion of their retainer fee to the acquisition of special below-market stock option grants. The Company's board of directors may amend or modify the 2000 Stock Incentive Plan at any time, subject to any required stockholder approval, and the 2000 Stock Incentive Plan will terminate no later than August 27, 2010.

     In September 2000, the Company's board of directors adopted the Employee Stock Purchase Plan (the "ESPP"), designed to allow eligible employees of the Company to purchase shares of common stock, at semi-annual intervals, through periodic payroll deductions. A total of 776,250 shares of common stock have initially been reserved under the ESPP. The share reserve will automatically increase on the first trading day of January each year beginning in January 2002, by 2% of the total shares of common stock outstanding on the last trading day of the immediately preceding calendar year, but no such annual increase will exceed 776,250 shares. In no event, however, may any participant purchase more than 2,700 shares, nor may all participants in the aggregate purchase more than 388,125 shares on any one semi-annual purchase date.

     The ESPP will have a series of successive offering periods, each with a maximum duration of 24 months. Individuals who are eligible employees on the start date of the initial offering period may enter the plan on that start date or on any subsequent semi-annual entry date. Individuals who become eligible employees after the start date of the initial offering period may join the ESPP on any subsequent semi-annual entry date. A participant may contribute up to 15% of his base salary through payroll deductions and the accumulated payroll deductions will be applied to the purchase of shares on the participant's behalf on each semi-annual purchase date. The purchase price per share will be 85% of the lower of the fair market value of the Company's common stock on the participant's entry date into the offering period or the fair market value on

                             PENSON WORLDWIDE, INC.

the semi-annual purchase date. The Company's board of directors may amend or modify the ESPP at any time, and the ESPP will terminate no later than October 31, 2010.

  Notes Payable

     On March 30, 2000, the Company repaid in full two term notes to Bank One, Texas, N.A., originally dated May 21, 1999 and June 30, 1999, with principal balances totaling $15,000,000.

     On March 30, 2000, the Company entered into two term notes with Guaranty Federal Bank, F.S.B. Term Note A, in the amount $15,000,000, is payable in quarterly principal installments beginning October 1, 2000, with final payment due March 30, 2005. Term Note B, in the amount $10,000,000, is payable in full on March 30, 2001. On July 31, 2000, the Company entered into Term Note C with Guaranty Federal Bank, F.S.B. in the amount $10,000,000, which is payable in full on January 1, 2001. Term Notes A, B and C bear interest at variable rates that approximated 8.82%, 10.00% and 10.50%, respectively, as of August 31, 2000.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               SHARES

                            [PENSON WORLDWIDE LOGO]

                                  COMMON STOCK

                                   CHASE H&Q

                               ROBERTSON STEPHENS

                           U.S. BANCORP PIPER JAFFRAY

                                            , 2000

     YOU SHOULD RELY ONLY UPON INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

     NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF OUR COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN THAT JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE TO THAT JURISDICTION.

     UNTIL                  , 2000, ALL DEALERS THAT BUY, SELL OR TRADE IN OUR
COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts, payable by the Registrant in connection with the offer and sale of the common stock being registered. All amounts are estimates except the registration fee, the NASD filing fee and the Nasdaq National Market entry fee.

SEC registration fee.......................................  $39,600
NASD filing fee............................................   15,500
Blue Sky fees and expenses (including legal fees)..........        *
Nasdaq National Market entry fee...........................        *
Accounting fees and expenses...............................        *
Other legal fees and expenses..............................        *
Transfer agent and registrar fee...........................        *
Printing and engraving.....................................        *
Miscellaneous..............................................        *
                                                             -------
  Total....................................................  $     *
                                                             =======

---------------

* To be completed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). As permitted by the Delaware General Corporation Law, the Registrant's Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (iv) for any transaction from which the director derived an improper personal benefit. As permitted by the Delaware General Corporation Law, the Bylaws of the Registrant provide that (i) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (ii) the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (iii) the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions and (iv) the rights conferred in the Bylaws are not exclusive. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification. Reference is also made to Section 7 of the Underwriting Agreement, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. In addition, certain of the intercompany agreements provide for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant's Restated Certificate of Incorporation and in its Bylaws may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities arising under the Securities Act. The Registrant, with approval by the Registrant's Board of Directors, expects to obtain directors' and officers' liability insurance. Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

                                                              EXHIBIT
DOCUMENT                                                      NUMBER
--------                                                      -------
Form of Underwriting Agreement..............................   1.1
Amended and Restated Certificate of Incorporation of
  Registrant................................................   3.1
Amended and Restated Bylaws of Registrant...................   3.2
Form of Indemnification Agreement...........................  10.10

     The Company has entered into indemnification agreements with each of the Company's directors, a form of which is attached as an exhibit hereto and is incorporated herein by reference.

     The Registrant may obtain insurance for the protection of its directors and officers against any liability asserted against them in their official capacities. The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of stockholders or directors or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since September 1997, we have issued and sold the below listed unregistered shares of our common stock. These issuances were deemed exempt from registration under the Securities Act of 1933 in reliance on Rules 504, 505 and 701 of Regulation D and in compliance with the specific requirements thereof. All recipients of unregistered securities had adequate access, through their relationship with us, to information about us.

     Between September 1, 1997 and September 1, 2000, we issued an aggregate of 1,701,000 shares of our common stock at a range of $0.15 to $0.33 per share.

     Between September 1, 1997 and September 1, 2000, we issued an aggregate of 188,000 shares of our common stock to certain of our employees at $13.00 per share upon the exercise of stock options granted under our 2000 Stock Incentive Plan.

     Between September 1, 1997 and September 1, 2000, we issued an aggregate of 1,572,750 shares of our common stock to certain of our employees upon the exercise of stock options granted at an exercise price of 125% of the net book value of the common stock on the exercise date.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

          a. Exhibits

        EXHIBIT
         NUMBER                              DESCRIPTION OF DOCUMENT
         ------                              -----------------------
           *1.1            -- Form of Underwriting Agreement
            3.1            -- Amended and Restated Certificate of Incorporation of
                              Penson Worldwide, Inc.
            3.2            -- Amended and Restated Bylaws of Penson Worldwide, Inc.
           *4.1            -- Specimen certificate for shares of Common Stock
           *4.2            -- Registration Rights Agreement between Roger J. Engemoen,
                              Jr., Philip A. Pendergraft and Daniel P. Son and Penson
                              Worldwide, Inc. dated September 14, 2000

        EXHIBIT
         NUMBER                              DESCRIPTION OF DOCUMENT
         ------                              -----------------------
           *5.1            -- Opinion of Brobeck, Phleger & Harrison LLP
          *10.1            -- 2000 Stock Incentive Plan
          *10.2            -- 2000 Employee Stock Purchase Plan
           10.3            -- [Intentionally Omitted]
           10.4            -- [Intentionally Omitted]
           10.5            -- 1700 Pacific Avenue Office Lease by and between F/P/D
                              Master Lease, Inc. as landlord and Service Asset
                              Management Company as tenant dated May 20, 1998 and
                              amendments thereto dated July 16, 1998, February 19,
                              1999, September 23, 1999, December 30, 1999 and June 9,
                              2000
           10.6            -- Stock Loan Guarantee Agreement by and among Service Asset
                              Management Company, Penson Financial Services, Inc. and
                              Banc of America Securities LLC dated December 14, 1999
           10.7            -- Stock Loan Guarantee Agreement by and among Service Asset
                              Management Company, Penson Financial Services, Inc. and
                              Goldman, Sachs & Co. dated December 14, 1999
           10.8            -- Promissory Notes and Security Agreements by and between
                              Service Asset Holdings, Inc. and Service Lloyds Insurance
                              Co. dated October 25, 1995, July 25, 1995, July 31, 1997
                              and August 15, 1997, respectively
           10.9            -- Loan Agreement by and between Service Asset Investments,
                              Inc. and Guaranty Federal Bank, F.S.B. dated March 30,
                              2000 and an amendment thereto dated July 31, 2000
           10.10           -- Form of Indemnity Agreement entered into between Penson
                              Worldwide, Inc. and its officers and directors
          *10.11           -- Schedule for Indemnity Agreements
           10.12           -- Guaranty Agreements by and between Service Asset
                              Investments, Inc., Guaranty Federal Bank, F.S.B. with
                              Daniel P. Son, Philip A. Pendergraft, William D. Gross,
                              Roger J. Engemoen, Jr. and J. Kelly Gray as Guarantors
                              with Stock Pledge Agreement by and between Penson
                              Worldwide, Inc. and Guaranty Federal Bank, F.S.B. all
                              dated July 31, 2000
           11.1            -- Statement regarding computation of per share earnings
           21.1            -- List of Subsidiaries
           23.1            -- Consent of Ernst & Young LLP
          *23.2            -- Consent of Brobeck, Phleger & Harrison LLP (included in
                              Exhibit 5.1)
           24.1            -- Power of Attorney (included on signature page)
           27.1            -- Financial Data Schedule

---------------

* To be filed by amendment.

  b. Financial Statement Schedules

          S-1              -- Schedule I -- Condensed Financial Information of
                              Registrant

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on September 15, 2000.

                                            PENSON WORLDWIDE, INC.

                                            By: /s/ ROGER J. ENGEMOEN, JR.
                                              ----------------------------------
                                                    Roger J. Engemoen, Jr.
                                                           Chairman

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Roger J. Engemoen, Jr., Chairman, Daniel P. Son, President, and Philip A. Pendergraft, Executive Vice President and Treasurer, and each of them individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, in connection with this Registration Statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the Registrant (i) any and all amendments or supplements (including any and all stickers and post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, and (ii) any and all additional registration statements, and any and all amendments thereto, relating to the same offering of securities as those that are covered by this Registration Statement that are filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                 TITLE                       DATE
                      ---------                                 -----                       ----

             /s/ ROGER J. ENGEMOEN, JR.                Chairman (principal        September 15, 2000
-----------------------------------------------------    executive officer)
               Roger J. Engemoen, Jr.

              /s/ PHILIP A. PENDERGRAFT                Executive Vice             September 15, 2000
-----------------------------------------------------    President, Treasurer
                Philip A. Pendergraft                    and Director
                                                         (principal financial
                                                         and accounting
                                                         officer)

                  /s/ JAMES S. DYER                    Director                   September 15, 2000
-----------------------------------------------------
                    James S. Dyer

                  /s/ J. KELLY GRAY                    Director                   September 15, 2000
-----------------------------------------------------
                    J. Kelly Gray

                      SIGNATURE                                 TITLE                       DATE
                      ---------                                 -----                       ----

                /s/ WILLIAM D. GROSS                   Director                   September 15, 2000
-----------------------------------------------------
                  William D. Gross

                 /s/ DAVID M. KELLY                    Director                   September 15, 2000
-----------------------------------------------------
                   David M. Kelly

                  /s/ DANIEL P. SON                    Director                   September 15, 2000
-----------------------------------------------------
                    Daniel P. Son

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and
the Shareholders of Penson Worldwide, Inc.

     We have audited the consolidated financial statements of Penson Worldwide, Inc. as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, and have issued our report thereon dated September 14, 2000, except for Note 16, as to which the date is [to be defined], 2000 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Dallas, Texas
September 14, 2000

Ernst & Young LLP
Ernst & Young LLP, Independent Auditors

     The foregoing report is in the form that will be signed upon the Company's formal commitment to discontinue certain operations as described in Note 16 to the consolidated financial statements.

Dallas, Texas
September 14, 2000

/s/ Ernst & Young LLP
Ernst & Young LLP, Independent Auditors

                                   SCHEDULE I
                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                             PENSON WORLDWIDE, INC.

                  CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1999
                                                              ------------   ------------
                                         ASSETS

Cash and cash equivalents...................................  $       827    $   128,315
  Receivable from subsidiaries..............................      265,743        220,517
  Investment in subsidiaries................................   14,559,077     20,210,404
                                                              -----------    -----------
          Total assets......................................  $14,825,647    $20,559,236
                                                              ===========    ===========

                          LIABILITIES AND STOCKHOLDERS' EQUITY

Notes payable...............................................  $ 9,150,000    $ 8,984,436
Accounts payable, accrued expenses and other liabilities....      224,752        226,942
                                                              -----------    -----------
     Total liabilities......................................    9,374,752      9,211,378
                                                              -----------    -----------
Stockholders' equity:
Common stock................................................      295,643        295,643
Other stockholders' equity..................................    5,155,252     11,052,215
                                                              -----------    -----------
     Total stockholders' equity.............................    5,450,895     11,347,858
                                                              -----------    -----------
          Total liabilities and stockholders' equity........  $14,825,647    $20,559,236
                                                              ===========    ===========

                             PENSON WORLDWIDE, INC.

                         CONDENSED STATEMENTS OF INCOME

                                                                 YEAR ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              1997         1998         1999
                                                           ----------   ----------   ----------
Revenues:
  Management fees from subsidiaries......................  $  552,078   $  947,152   $  925,955
  Interest...............................................       7,300        2,800        5,845
                                                           ----------   ----------   ----------
                                                              559,378      949,952      931,800
Expenses:
  Interest expense on notes payable......................     552,078      947,152      795,456
  Other expenses.........................................          --       49,307      177,961
                                                           ----------   ----------   ----------
                                                              552,078      996,459      973,417
                                                           ----------   ----------   ----------
Income (loss) before income taxes and equity in net
  income of subsidiaries.................................       7,300      (46,507)     (41,617)
Equity in net income of subsidiaries.....................   2,775,044    1,780,239    8,979,789
                                                           ----------   ----------   ----------
Income before income taxes...............................   2,782,344    1,733,732    8,938,172
Provision for income taxes...............................     994,974           --           --
                                                           ----------   ----------   ----------
Net income...............................................  $1,787,370   $1,733,732   $8,938,172
                                                           ==========   ==========   ==========

                             PENSON WORLDWIDE, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------
                                                           1997          1998          1999
                                                        -----------   -----------   -----------
Operating activities:
  Net income..........................................  $ 1,787,370   $ 1,733,732   $ 8,938,172
  Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
     Equity in net income of subsidiaries.............   (2,775,044)   (1,780,239)   (8,979,789)
     Changes in operating assets and liabilities:
       Receivable from or payable to subsidiaries.....     (271,581)      586,516        45,226
       Accounts payable, accrued expenses and other
          liabilities.................................    1,472,252      (833,207)        2,190
                                                        -----------   -----------   -----------
Net cash provided by (used in) operating activities...      212,997      (293,198)        5,799
                                                        -----------   -----------   -----------
Investing activities:
  Capital contribution to subsidiaries................   (6,950,000)           --            --
  Dividends received from subsidiaries................           --     1,685,236     3,328,462
                                                        -----------   -----------   -----------
Net cash provided by (used in) investing activities...   (6,950,000)    1,685,236     3,328,462
                                                        -----------   -----------   -----------
Financing activities:
  Net change in notes payable.........................    6,500,000      (850,000)     (165,564)
  Issuance of common stock............................      245,000       228,061            --
  Dividends...........................................           --      (540,151)   (2,781,318)
  Purchase of treasury stock..........................           --      (237,355)   (1,332,947)
  Sale of treasury stock..............................           --            --     1,073,056
                                                        -----------   -----------   -----------
Net cash provided by (used in) financing activities...    6,745,000    (1,399,445)   (3,206,773)
                                                        -----------   -----------   -----------
Increase (decrease) in cash and cash equivalents......        7,997        (7,407)      127,488
Cash and cash equivalents at beginning of year........          237         8,234           827
                                                        -----------   -----------   -----------
Cash and cash equivalents at end of year..............  $     8,234   $       827   $   128,315
                                                        ===========   ===========   ===========

                             PENSON WORLDWIDE, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

     In the parent company-only financial statements, the Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The Company's share of net income of its unconsolidated subsidiaries is included in net income using the equity method. The parent company-only financial statements should be read in conjunction with the Company's consolidated financial statements.

2.  NOTES PAYABLE

     A summary of notes payable as of December 31, 1998 and 1999 is as follows:

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1999
                                                              ------------   ------------
Notes payable to Service Lloyds Insurance Company with
  interest at 10.00% per annum, collateralized by net assets of the Company, payable in annual principal installments
  beginning July 25, 1996, with final payment due October
  25, 2000..................................................   $2,500,000     $2,000,000
Notes payable to Service Lloyds Insurance Company with
  interest equal to the bankers prime rate, which
  approximated 7.75% and 8.50% at December 31, 1998 and
  1999, respectively, collateralized by net assets of the
  Company payable in annual principal installments beginning
  October 1, 1998, with final payment due October 1, 2004...    6,650,000      6,300,000
Balance payable to a former shareholder of the Company
  pursuant to a stock purchase agreement, with interest
  equal to the Bank of New York prime rate, which
  approximated 7.75% and 8.50% at December 31, 1998 and
  1999, respectively, payable in annual principal
  installments beginning March 3, 1999, with final payment
  due March 3, 2001.........................................           --        684,436
                                                               ----------     ----------
                                                               $9,150,000     $8,984,436
                                                               ==========     ==========

     Approximate future annual maturities of the Company's notes payable at December 31, 1999 are listed below:

2000....................................................   $3,042,218
2001....................................................    1,742,218
2002....................................................    1,400,000
2003....................................................    1,400,000
2004....................................................    1,400,000
                                                           ----------
                                                           $8,984,436
                                                           ==========

3.  DIVIDENDS RECEIVED FROM SUBSIDIARIES

     Dividends paid to the Company from the Company's subsidiaries accounted for by the equity method were $1,685,236 for the year ended December 31, 1998 and $3,328,462 for the year ended December 31, 1999.

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                              DESCRIPTION OF DOCUMENT
         ------                              -----------------------
           *1.1            -- Form of Underwriting Agreement
            3.1            -- Amended and Restated Certificate of Incorporation of
                              Penson Worldwide, Inc.
            3.2            -- Amended and Restated Bylaws of Penson Worldwide, Inc.
           *4.1            -- Specimen certificate for shares of Common Stock
           *4.2            -- Registration Rights Agreement between Roger J. Engemoen,
                              Jr., Philip A. Pendergraft and Daniel P. Son and Penson
                              Worldwide, Inc. dated September 14, 2000
           *5.1            -- Opinion of Brobeck, Phleger & Harrison LLP
          *10.1            -- 2000 Stock Incentive Plan
          *10.2            -- 2000 Employee Stock Purchase Plan
           10.3            -- [Intentionally Omitted]
           10.4            -- [Intentionally Omitted]
           10.5            -- 1700 Pacific Avenue Office Lease by and between F/P/D
                              Master Lease, Inc. as landlord and Service Asset
                              Management Company as tenant dated May 20, 1998 and
                              amendments thereto dated July 16, 1998, February 19,
                              1999, September 23, 1999, December 30, 1999 and June 9,
                              2000
           10.6            -- Stock Loan Guarantee Agreement by and among Service Asset
                              Management Company, Penson Financial Services, Inc. and
                              Banc of America Securities LLC dated December 14, 1999
           10.7            -- Stock Loan Guarantee Agreement by and among Service Asset
                              Management Company, Penson Financial Services, Inc. and
                              Goldman, Sachs & Co. dated December 14, 1999
           10.8            -- Promissory Notes and Security Agreements by and between
                              Service Asset Holdings, Inc. and Service Lloyds Insurance
                              Co. dated October 25, 1995, July 25, 1995, July 31, 1997
                              and August 15, 1997, respectively
           10.9            -- Loan Agreement by and between Service Asset Investments,
                              Inc. and Guaranty Federal Bank, F.S.B. dated March 30,
                              2000 and an amendment thereto dated July 31, 2000
           10.10           -- Form of Indemnity Agreement entered into between Penson
                              Worldwide, Inc. and its officers and directors
          *10.11           -- Schedule for Indemnity Agreements
           10.12           -- Guaranty Agreements by and between Service Asset
                              Investments, Inc., Guaranty Federal Bank, F.S.B. with
                              Daniel P. Son, Philip A. Pendergraft, William D. Gross,
                              Roger J. Engemoen, Jr. and J. Kelly Gray as Guarantors
                              with Stock Pledge Agreement by and between Penson
                              Worldwide, Inc. and Guaranty Federal Bank, F.S.B. all
                              dated July 31, 2000.
           11.1            -- Statement regarding computation of per share earnings
           21.1            -- List of Subsidiaries
           23.1            -- Consent of Ernst & Young LLP

        EXHIBIT
         NUMBER                              DESCRIPTION OF DOCUMENT
         ------                              -----------------------
          *23.2            -- Consent of Brobeck, Phleger & Harrison LLP (included in
                              Exhibit 5.1)
           24.1            -- Power of Attorney (included on signature page)
           27.1            -- Financial Data Schedule

---------------

* To be filed by amendment.